ANGEL

2025 Annual Report

Dear Fellow Shareholders,

Six months ago, we rang the closing bell at the New York Stock Exchange and began a new chapter as a public company.

Seeing the ANGX listing among the world's most revered companies was thrilling. But the most meaningful part of that day was that our core business – our values-driven community of Angel Guild members who watch, screen, and vote on which films and television series get produced and distributed in theaters and on the Angel app – became visible to the world.

Today, the Guild is 2.2 million paying members strong, and they generate approximately $360 million in annual recurring revenue[1] – up from just 550,000 members generating $90 million in recurring revenue at the end of 2024.

Together, we are successfully pioneering a first-of-its-kind audience-driven studio model. We believe that our total addressable market in the U.S. is over 35 times where we are today. And the global market is estimated to grow over 20 percent each year through 2034. And we are just getting started.

2025 Financial Highlights

Overall, 2025 was a year of exceptional growth across every dimension of our business. Full-year revenue reached $321.6 million, up 233% from $96.5 million in 2024, with Q4 alone contributing $109.9 million, up 254% year-over-year from $31.0 million.

Employee costs grew by $3.5 million year-over-year while revenue grew by $225 million, a reflection of the operating leverage embedded in our model. Our gross margin was 60% while we simultaneously expanded the Guild, deepened our streaming library, and built out the technology infrastructure to support continued scaling.

Our Q4 net loss of $78.6 million reflects, in part, a deliberate and time-bound investment: we acquired *DAVID*, secured all distribution rights, and launched a major theatrical campaign for *DAVID*, and accomplished this all within approximately 80 days. The bulk of that marketing spend was deployed in 2025; the majority of returns, including international distribution, premium video on demand, and Guild membership growth, are expected to materialize throughout 2026 and beyond. And for 2026, we expect an Adjusted EBITDA[1] loss of no greater than $25 million.

And as of December 31, 2025, filmmakers have now earned $228 million in cumulative royalties since inception. As the royalty pool grows, we're seeing better talent and more popular genres attracted to Angel.

The Angel Guild: Our Competitive Moat

Angel was never created in a boardroom. It was created at kitchen tables.

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[1] Annual recurring revenue and Adjusted EBITDA are non-GAAP financial measures. See "Non-GAAP Measures" below for an explanation of these measures. In addition, please refer to the section entitled "Special Note Regarding Forward Looking Statements" beginning on page 3 of the attached Annual Report on Form 10-K.

My brothers, our cousin, and I started Angel because we struggled to find new films we could watch with our children; stories that come honestly through hardship and bend toward redemption while treating viewers not as consumers, but as citizens capable of recognizing truth, authenticity, and excellence.

The last six months have reinforced that conviction in remarkable ways.

The clearest signal is the growth of the Angel Guild. What began as a bold experiment inviting the audience to vote on what films and television series should be produced and distributed has become one of the most engaged entertainment communities in the world.

The Guild is the heart of our model, expanding from 1% of our total revenue in 2023 to 37% in 2024 to 65% last year. We are seeing sustained engagement from people who are not just signing up – they are staying, choosing, and championing the values-driven stories they want to watch.

As our library grows and we enter new genres, our story quality compounds and retention improves. And, as retention improves, the lifetime value of a Guild member increases, making investments in Guild growth even more attractive for Angel. This flywheel is turning faster every quarter.

The Angel Guild is our competitive moat, one that no algorithm or acquisition can replicate. And their collective wisdom has been powerful.

A Breakthrough Year

In 2025, Angel delivered several landmark milestones. *DAVID* opened as the highest-grossing faith-based animated theatrical opening of all time, and together with *The King of Kings*, gave Angel two of the top ten highest-grossing animated domestic releases of the year. Across all independent distributors from 2023–2025, Angel also achieved the highest average domestic box office per title at $34.7 million[2].

Angel films carry an industry-leading average Rotten Tomatoes Audience Score of 93%. *DAVID* alone became our highest Guild-rated title ever and the second-largest driver of new Guild memberships in Angel history.

That success flows directly to our filmmaker partners. The $228 million that filmmakers have cumulatively earned since inception is our financial meritocracy model working exactly as designed. When the Guild grows, filmmakers win. It is one of the most important reasons that some of the best storytellers want to partner with Angel.

Looking Ahead: Our 2026 Slate

The theatrical pipeline ahead is the strongest we have ever assembled, including:

Animal Farm (May 1, 2026) Directed by Andy Serkis of *The Lord of the Rings* franchise, featuring the voices of Seth Rogen, Woody Harrelson, Glenn Close, Kathleen Turner, Gaten Matarazzo, and Kieran Culkin.

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[2] Box Office Mojo, as analyzed by The Media Odyssey Podcast, September 11, 2025 (https://themediaodyssey.transistor.fm/episodes/how-angel-is-revolutionizing-entertainment)

Young Washington (July 3, 2026) Starring Ben Kingsley, Kelsey Grammer, and Mary-Louise Parker, opening on Independence Day weekend and tied to the 250th anniversary of our nation's founding.

Zero A.D. (Coming in 2026) Starring Jim Caviezel, Sam Worthington, Gael García Bernal, Ben Mendelsohn, and Deva Cassel, directed by Alejandro Monteverde.

We expect to also make several additional theatrical announcements at CinemaCon this month. Each of these films has broad cultural relevance and is timed to moments when audiences crave stories that reflect their values.

On the library side, we have set an ambitious goal for 2026: 500 new episodes, 200 films, and 30 comedy specials added to the platform to nearly double our library by the end of 2026, which would make Angel one of the most significant and fastest-growing libraries of values-driven films and television series anywhere in the world.

AI: A Multiplier, Not A Replacement

More than 1,000 independent films are produced each year in the U.S. Thanks to the Guild, Angel has become the best at selecting and releasing the standout, values-driven films among them (from 2023 to 2025).

As AI dramatically lowers the cost of producing high-quality films and series, that number is set to explode — from 1,000 to 10,000, then potentially 100,000 per year. This will trigger an unprecedented global renaissance in storytelling, with powerful new voices emerging from every corner of the world.

With the rapid increase in Guild members, Angel is uniquely positioned to curate the very best from this tsunami of stories — unlike any other tech or distribution platform.

And we are sprinting toward this opportunity.

In 2025, we set a bold internal goal: achieve a 10X productivity increase in key functions using AI tools. We made significant progress. Our engineering team now writes most of its code with AI assistance. A strike team built and launched the SKETCH app in a matter of weeks. A single engineer rewrote the entire Apple TV app codebase, delivering three simultaneous improvements in a single month. Our theatrical distribution team built its own internal scheduling application without engineering support. Our media operations team reduced one aspect of review time from one hour to one minute. We are seeing this across every department in Angel as we find ways to do more as we grow without simply adding team members.

With a team of just over 300 people, Angel is doing the work that studios with thousands of employees once required. And we believe we are only at the beginning of what is possible.

Path to Profitability

This is the year when growth and profitability stop feeling like a trade-off.

We expect an Adjusted EBITDA loss of no greater than $25 million for the full year 2026, a meaningful improvement relative to 2025, while continuing to invest aggressively in Guild growth. The unit economics driving this improvement are straightforward: as the Guild grows, retention improves; as retention improves, customer lifetime value ("CLV") increases; as CLV increases, we can invest more efficiently in acquisition. This is the flywheel, and it is spinning.

We also lowered some TV platform fees, which is expected to add approximately $300,000 per month to our bottom line. We have established direct business relationships with major digital, transactional, and video-on-demand platforms, further improving distribution economics.

We believe the moment we reach profitability will be the right moment to begin our international expansion, rolling out the Guild into new countries, territories, and languages.

A New Chapter

The most exciting part of our journey is not what we have accomplished since becoming a public company six months ago. It is what we are building for the decades ahead.

Great civilizations have always been shaped by the stories they tell. Those stories influence how we think about courage, justice, sacrifice, and love. At Angel, we believe the next generation deserves stories that inspire them and amplify light.

Thank you to our Guild members. Thank you to our investors. Thank you to our filmmaker partners. And thank you to everyone who believes in what we are building.

Together, we are demonstrating that when audiences and artists unite around stories rooted in timeless values, the results can transform an industry.

The first chapter of Angel as a public company has just begun. We can't wait to see the stories we will share in the months and years to come.

With gratitude and optimism,

Neal Harmon
Co-Founder & Chief Executive Officer
Angel Studios, Inc. (NYSE: ANGX)
April 2026

Forward-Looking Statements

This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are often identified by words such as "expects," "believes," "may," "will," "should," "would," or similar expressions. Statements regarding the Company's financial performance, the anticipated Adjusted EBITDA loss for the full year 2026, and other expectations regarding future performance are forward-looking statements based on management's current expectations and assumptions. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied.

Actual results may differ materially from those anticipated due to a number of risks and uncertainties, including but not limited to: the Company's ability to grow and retain its Angel Guild membership base; the performance of the Company's theatrical and streaming content releases, including audience reception and box office results; competitive pressures from other streaming platforms, studios, and entertainment alternatives; adverse macroeconomic conditions, including inflation, changes in consumer spending, or capital market disruptions that could affect the Company's access to financing or its operating costs; and other risks described from time to time in the Company's filings with the Securities and Exchange Commission, including the risks and uncertainties described under the heading “Risk Factors” in the Company's most recent Annual Report on Form 10-K and in any subsequent Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Non-GAAP Measures

"Adjusted EBITDA" is a non-GAAP financial measure defined by the Company as earnings before Interest, taxes, depreciation, amortization, stock compensation expense, and the gain/loss on digital assets, as well as exceptional items. Management uses Adjusted EBITDA as a supplemental measure of operating performance to evaluate the performance of the Company's core business operations, to facilitate comparisons of operating results across reporting periods, and to assist in planning and forecasting future periods. Adjusted EBITDA is presented as a supplemental measure of the Company's operating performance and should not be considered in isolation or as a substitute for net loss or any other measure of financial performance calculated in accordance with GAAP.

“Annual recurring revenue” (ARR) is a non-GAAP financial metric calculated by multiplying the total number of Guild Members by the Company's trailing twelve-month Average Revenue Per Member (“ARPM”) of $13.67 and annualizing that amount. ARR represents a forward-looking estimate of recurring membership revenue based on current membership levels and historical ARPM and should not be considered a substitute for revenue calculated in accordance with GAAP.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to ______

Commission File Number 001-41150

ANGEL STUDIOS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**86-3483780**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
295 W Center St., Provo, UT	**84601**
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class
Class A Common Stock, $0.0001 par value per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-Accelerated Filer	☒
Smaller reporting company	☐	Emerging growth company	☒		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the outstanding shares of the Southport Acquisition Corporation (the registrant's predecessor) common stock held by non-affiliates of the registrant, computed as of June 30, 2025 (the last day of the registrant's most recently completed second fiscal quarter), was $68.47 million.

As of March 9, 2026, 112,425,272 shares of the Registrant's Class A common stock, $.0001 par value per share, and 57,082,997 shares of the Registrant's Class B common stock, $.0001 par value per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Part III of this report are incorporated by reference to the registrant's definitive proxy statement for the 2026 annual meeting of its stockholders (the "Proxy Statement") or will be provided in an amendment filed on Form 10-K/A. The Proxy Statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

Angel Studios, Inc.
Form 10-K

TABLE OF CONTENTS

CERTAIN TERMS

On September 10, 2025, Angel Studios, Inc., a Delaware corporation, and its subsidiaries and affiliates (collectively, the "Company") (f/k/a Southport Acquisition Corporation or "Southport") consummated the previously announced Business Combination (as defined below) pursuant to that certain Agreement and Plan of Merger, dated as of September 11, 2024 (as amended, the "Merger Agreement"), by and among the Company, Sigma Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company ("Merger Sub"), and Angel Studios Legacy, Inc. (f/k/a Angel Studios, Inc.), a Delaware corporation ("Angel Legacy").

Pursuant to the terms of the Merger Agreement, a merger was effected in which Merger Sub merged with and into Angel Legacy, the separate corporate existence of Merger Sub ceased and Angel Legacy survived as the surviving company and direct wholly-owned subsidiary of the Company (the "Merger" and, collectively with the other transactions described in the Merger Agreement, the "Business Combination"). On the Closing Date (as defined in the Merger Agreement), and prior to the Effective Time (as defined in the Merger Agreement), the Company changed its name from "Southport Acquisition Corporation" to "Angel Studios, Inc." Angel Legacy subsequently merged up and into Angel Studios, Inc., with Angel Studios, Inc. as the surviving entity.

References in this Annual Report on Form 10-K (this "Annual Report") to "we," "us," "our," "Angel Studios" or the "Company" are to Angel Studios, Inc. and its subsidiaries and affiliates after the close of the Business Combination.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are not historical facts and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this Annual Report including, without limitation, statements under *"Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations"* regarding our financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. The forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Such forward-looking statements contained in this Annual Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties, which are more fully described under *"Part I, Item 1A. Risk Factors,"* include, but are not limited to, the following risks, uncertainties and other factors:

- the ability to recognize the anticipated benefits of and successfully deploy the business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably;

- the Company's ability to achieve and maintain profitability in the future;

- the Company's ability to successfully monetize projects;

- the Company's success in retaining or recruiting its officers, key employees or directors;

- officers and directors allocating their time to other businesses and potentially having conflicts of interest with the Company's business;

- the Company's ability to attract and maintain an adequate customer base;

- the Company's ability to create and distribute content that is popular with consumers and affiliates;

- the Company's reliance on a number of partners to make its service available on their devices;

- the Company's ability to continue to develop and enhance its existing technology;

- any significant disruption in or unauthorized access to the Company's computer systems or those of third parties that the Company utilizes in its operations, including those relating to cybersecurity or arising from cyber-attacks;

- the Company's ability to successfully, or profitably, compete with current and new competitors;

- the Company's ability to consummate any interim financing, and the ability of the Company to raise additional capital, if necessary;

- the Company's ability to successfully defend litigation or investigations;

- the ability to maintain the listing of the Company's Common Stock on the NYSE;

- the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors;

- changes in applicable laws or regulations;

- geopolitical events and general economic conditions; and

- other risks and uncertainties set forth in the section entitled "Risk Factors" in this Annual Report.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this Annual Report are more fully described under the heading "*Risk Factors*" and elsewhere in this Annual Report. The risks described under the heading "*Risk Factors*" are not exhaustive. Other sections of this Annual Report describe additional factors that could adversely affect the business, financial condition or results of operations of the Company. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can the Company assess the impact of all such risk factors on its business, or the extent to which any factor or combination of factors may cause actual results to differ materially and adversely from those contained in any forward-looking statements. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. These statements speak only as of the date hereof, and the Company undertakes no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements of belief and similar statements reflect the beliefs and opinions of the Company on the relevant subject. These statements are based upon information available to the Company as of the date of this Annual Report, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information.

SUMMARY RISK FACTORS

Our business is subject to varying degrees of risk and uncertainty. Investors should consider the risks and uncertainties summarized below, as well as the risks and uncertainties discussed in *Part I, Item 1A, "Risk Factors"* of this Annual Report on Form 10-K.

Our business is subject to the following principal risks and uncertainties:

General Risks Related to Our Business

- We are employing a business model with a limited track record, which may make our business difficult to evaluate.
- We have a history of net losses and can in no way guarantee that we will be able to become or maintain profitability.
- If our efforts to attract and retain customers are not successful, our business will be adversely affected.
- The popularity of subscription video on demand releases are difficult to predict and can change rapidly, leading to significant fluctuations in our revenues. A low public acceptance rate of our content may adversely affect our results of operations.
- The video industry is subject to rapid technological change. We must continue to enhance and improve our technology.
- Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.
- If we are not able to manage change and growth, our business could be adversely affected.

- If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the way in which we allow the customer to help us choose the content that is ultimately added to the service, we may not be able to attract or retain customers, and our operating results may be adversely affected.
- Changes in how we market our service could adversely affect our marketing expenses and our customer base may be adversely affected.
- We face risks, such as unforeseen costs and potential liability, in connection with content we acquire and/or distribute through our service.
- Theatrical distribution typically involves significant risk and high upfront marketing costs, which can cause our financial results to vary from time to time.
- We rely upon a number of partners to make our service available on their devices.
- Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including customer and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.
- We rely upon certain third-party cloud computing service providers to operate certain aspects of our service and any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.
- If the technology we use in operating our business fails, becomes unavailable, or does not operate as expected, our business and operating results could be adversely impacted.
- If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business or incur greater operating expenses.
- Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.
- Privacy concerns could limit our ability to collect and leverage our customer data and disclosure of customer data could adversely impact our business and reputation.
- Our reputation and relationships with customers would be harmed if our customer data, particularly billing data, were accessed by unauthorized persons.
- We are subject to payment processing risk.
- If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.
- Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, our recommendation and merchandising technology and marketing activities.
- We may be engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.
- We may seek additional capital that may result in stockholder dilution or others having rights senior to those of our stockholders.
- We depend on our senior management to achieve our objectives, and our loss of, or inability to obtain, key personnel or inability to attract and retain highly skilled employees could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to pay dividends.
- Our ability to monetize content that we distribute is heavily reliant on factors outside of our control.
- Holders of our Common Stock will have only limited rights regarding our management, and will thus not have the ability to actively influence the day-to-day management of our business and affairs.
- We may change our operational policies and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.
- The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited.
- Our Board and our executive officers will have limited liability for, and will be indemnified and held harmless from, our losses.
- Our business may be subject to regulatory or legislative changes.
- Members of our Board and our executive officers may have other business interests and obligations to other entities.
- Provisions in our governing documents and under Delaware law could discourage a takeover that stockholders may consider favorable.
- Financial forecasting may differ materially and adversely from actual results.
- Our future indebtedness may limit our ability to declare and pay dividends and may affect our operations, including our ability to repay existing debt obligations.
- An investment in us is a speculative investment, and therefore, no assurance can be given that our investors or stockholders will realize their investment objectives.

- We may be found in violation of the Disney Settlement Agreement (as defined below) in relation to the unauthorized use of Copyrighted Works by a Studio or its affiliates. If a Studio prevails in an Enforcement Action against us, our business would be adversely impacted and this would significantly impair our ability to continue as a going concern.
- We are subject to liens on our personal property, including our intellectual property, under the Reorganization Plan, which if enforced, would significantly impair our intellectual property rights and our ability to continue as a going concern.
- We do not intend to pay dividends for the foreseeable future.
- Artificial intelligence ("AI") technologies present both competitive risks and strategic opportunities for our business.
- Our increasing use of AI tools in engineering and operations introduces new risks.

Risks Relating to Our Bitcoin Treasury Strategy

- Our bitcoin holdings are and will be less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.
- Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin have in the past influenced and are likely to continue to influence our financial results and the market price of the Common Stock.
- Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.
- Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings.
- We expect that our bitcoin holdings will significantly impact our financial results and the market price of our Common Stock.
- A significant decrease in the market value of our bitcoin holdings could adversely affect our ability to satisfy our financial obligations.
- We face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin.
- The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of bitcoin and adversely affect our business.
- Our bitcoin treasury strategy could subject us to enhanced regulatory oversight.
- Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.

Item 1. Business

Overview

We are a media and technology company guided by a community of approximately 2.0 million grassroots Angel Guild members championing values-driven stories. The combination of our community and our technology platform replaces the traditional Hollywood gatekeeper model with a scalable, data-informed approach to film and TV show decisions that improves with each new member and interaction.

Our community, known as the Angel Guild, is at the heart of this mission.

1) The Angel Guild votes to select film and TV shows.
2) The Angel Guild rallies in theaters to support film releases.
3) The Angel Guild funds future films and TV shows with their membership.

As of December 31, 2025, through the Angel Guild, approximately 2.0 million paying members help decide what film and TV projects we will market and distribute.

Pledge to Amplify Light

All Guild members make a written pledge stating: "When I vote, I pledge to help choose excellent entertainment that is true, honest, noble, just, authentic, lovely or admirable."

Our Technology and Artificial Intelligence

Technology Platform

Our proprietary technology platform powers the Angel Guild experience and our film and TV show selection, marketing, distribution, and streaming operations. The Angel App is available across iOS, Android, Roku, Fire TV, Samsung Smart TV, Apple TV, and Apple Vision Pro. Key technology components include:

Guild Score Engine. Our proprietary algorithm aggregates member voting signals to generate a guild score (the "Guild Score") for each film or TV show submission. Only submissions that achieve a Guild Score above our established acceptance threshold are approved through the voting process. This threshold reflects our community's collective assessment that the film or TV show amplifies light and demonstrates strong audience appeal. The Guild Score system processes input from our growing membership base, and we believe its predictive accuracy improves as our community scales.

Film and TV Show Discovery and Recommendations. We use AI and data-driven systems within the Angel App to match films and TV shows to member preferences based on viewing behavior, voting patterns, and engagement signals. During 2025, the integration of AI into our discovery and recommendation processes helped contribute to an increase in member view hours.

Audience Intelligence. The behavioral data generated by our approximately 2.0 million members represents a proprietary dataset of values-driven entertainment preferences that we believe is differentiated in our industry. We use this data to inform greenlight decisions, marketing strategy, theatrical release planning, and film and TV show acquisition priorities.

We believe our technology platform creates a compounding advantage: each new member generates signals that improve our film and TV show selection and recommendation accuracy, thereby increasing member satisfaction and retention, leading to higher revenues which fund additional films and TV shows, and ultimately attracting new members to the platform.

Artificial Intelligence in Our Operations

We utilize and integrate artificial intelligence tools and techniques throughout the Company. Our engineering teams use AI-assisted development tools to accelerate software delivery, which has enabled us to deliver complex, multi-platform projects on timelines that would not have been achievable previously.

Beyond engineering, we are deploying AI tools in media operations, where AI-assisted workflows have helped reduce media file preparation time; in data analysis, where AI has improved the speed and capacity of our analytical capabilities; and in film and TV show acquisition, where we are building tools to identify and evaluate potential partnerships. We have also integrated AI capabilities into our member support systems to improve response quality and resolution speed.

Our approach to artificial intelligence is guided by principles focused on accelerating human work, creativity, and judgment in service of our mission; strengthening relationships within the Angel community; and safeguarding personal information. We plan to continue expanding our use of AI across the organization and believe that our ability to adopt and deploy AI tools rapidly provides a meaningful operational advantage.

Our Competitive Advantages

We believe our competitive position is strengthened by several factors that are difficult to replicate:

Community Data Moat

Our Angel Guild community of approximately 2.0 million members generates a proprietary dataset of film and TV show preferences, voting patterns, viewing behavior, and engagement signals. We believe this dataset—the scale and specificity of which we are not aware of any competitor possessing for values-driven entertainment—enables us to make film and TV show selection, marketing, and distribution decisions with greater confidence and efficiency than traditional approaches.

AI-Accelerated Operations

Our adoption of artificial intelligence across engineering, film and TV show operations, and business functions enables us to develop technology, prepare films and TV shows for distribution, including tools for preparation, quality assurance, digital rights management, and production workflow efficiency ("Film and TV Show Technology"), and respond to market opportunities at a pace that we believe exceeds what our organization could achieve through traditional methods. We intend to continue expanding AI adoption across the company.

Trust and Curation

As AI technologies increasingly help audiences discover films and TV shows, we believe the most powerful entertainment experiences come from combining intelligent technology with trusted human communities. Our community-curated, values-driven model works alongside emerging technologies to help audiences navigate an expanding world of content with confidence. Guided by our Guild members' pledge to select films and TV shows that are "true, honest, noble, just, authentic, lovely or admirable," we bring a human perspective that enriches and complements AI-powered discovery.

Founding

We were founded in 2013 by our Chief Executive Officer, Neal Harmon, along with his brothers Daniel, Jeffrey and Jordan, and their cousin, Benton Crane. We were originally named VidAngel but we were renamed Angel Studios, Inc. in March 2021.

Business Plan

We are a community-driven media company that uses technology to empower audiences to decide which stories get produced and distributed, while creating communities around each project. Filmmakers pitch projects to the Angel Guild, which include individuals from all over the world, to find stories and filmmakers that amplify light. After projects pass the Angel Guild, investors in Angel Studios ("Angel Investors") are given the opportunity to fund the projects they are most excited to see, via the Angel Funding Portal discussed below. Post-production, films and TV shows are delivered directly to viewers and grow as fans share with others.

Our distribution clients utilize the services of VAS Portal, LLC d/b/a Angel Funding ("VAS Portal"), an SEC registered Funding Portal (SEC File No. 7-165) and a member of the Financial Industry Regulation Authority ("FINRA"), to facilitate crowdfunding of their projects by Angel Investors via what we refer to as the "Angel Funding Portal." VAS Portal and the Angel Funding Portal are operated independently and currently offer crowdfunding opportunities exclusively to Angel Investors. VAS Portal was originally founded as a wholly owned subsidiary of Angel Studios, but was sold in 2019 to Harmon Ventures, LLC (an entity indirectly owned by our Chief Executive Officer, Mr. Neal Harmon, and two of his brothers, Messrs. Jeffrey Harmon and Daniel Harmon) ("Harmon Ventures"). As of the date of this Annual Report, Angel Studios has no ownership interest in VAS Portal.

The first project launched by us for distribution was Dry Bar Comedy. Dry Bar Comedy is currently one of the largest collections of clean stand-up comedy in the world with over five billion views, including social media.

Shortly thereafter, we entered into a consulting and coordination agreement with The Chosen, Inc. (f/k/a The Chosen, LLC) ("The Chosen") to produce a new type of TV series where each season is funded by the audience. As part of the agreement, we (i) provided The Chosen with certain consultation and advice related to The Chosen's crowdfunding offering, (ii) designed and built a technological platform for The Chosen to facilitate its crowdfunding offering and (iii) provided various public relations and marketing and advertising services for The Chosen. The series "The Chosen" went on to become one of the largest equity crowdfunded media projects of all time, amassing an audience of more than one hundred million. On October 18, 2022, we entered into an agreement with the Chosen under which we were granted a limited license to distribute, solely on the Angel App, all previous and future episodes and seasons of the series "The Chosen," and any future audiovisual productions derivative thereof (the "Chosen Agreement"). On April 4, 2023, The Chosen initiated a private binding arbitration against us alleging certain material breaches of contract under the Chosen Agreement, seeking to terminate the Chosen Agreement. On May 28, 2024, the arbitrator in the arbitration proceedings issued an interim arbitration award (the "Interim Arbitration Award") granting The Chosen's breach of contract claims and terminating the Chosen Agreement effective as of May 28, 2024. On September 25, 2024, the final award (the "Final Arbitration Award") was issued, which remained consistent with the Interim Arbitration Award and granted a portion of The Chosen's costs and fees. On October 25, 2024, we filed an appeal of the Award with an appellate panel of arbitrators (the "Panel"), as permitted under the arbitration provision of the Chosen Agreement. On June 13, 2025, the Panel upheld the Award, and we intend to comply with its terms, including with respect to the termination of the Chosen Agreement effective as of May 28, 2024. On July 11, 2025, we entered into a settlement and release agreement with The Chosen for dismissal and mutual release of all pending matters. We settled all pending claims and liabilities as part of the award in July 2025. For more information, see *"Part I, Item 3. Legal Proceedings—The Chosen Arbitration."*

Building on our early successes, we launched several new initiatives that focus on films and TV shows in markets currently underserved by the traditional studio system.

During 2023, we launched a new theatrical division and released "His Only Son," which debuted at #3 in the U.S. box office according to distributor data provided to TheNumbers.com. On July 4, 2023, we released "Sound of Freedom," which debuted at #1 in the U.S. box office according to distributor data provided to TheNumbers.com. Our innovative theatrical strategy combines the power of the Angel Guild's predictive capabilities in identifying movies that we believe deserve a theatrical release with the efficiency of crowdfunding the prints and advertising ("P&A") funds needed to market the film. In addition, using our self-developed and controlled "Theatrical Pay it Forward" technology, we are able to offer a community-based in-person cinema experience whereby, after experiencing a film in the theater, people have the opportunity to share that experience with others by purchasing tickets, through the Angel App or on our website, for those who would not otherwise watch the film at a theater. The Theatrical Pay it Forward technology combines standard payment processing technology with a streamlined redemption process that allows recipients of the Theatrical Pay it Forward tickets to select a theater and showtime of their choosing for the respective film.

Not all of our films or TV shows launch theatrically. We consider multiple different distribution strategies for our films and TV shows, including licensing of the content across a wide range of global distribution platforms and networks that include transactional video on demand, electronic sell thru, subscription video on demand ("SVOD"), ad-supported video on demand and free video on demand. We also make our content available through our own streaming service via the Angel App or on our website (www.angel.com). The Angel App is available to download for free from the Google Play Store on Android mobile devices, Google TV devices and Android TV devices, from the Apple App Store on iOS mobile devices, from Roku TV, from the Fire TV Channels Store on Fire TV and from Samsung Smart TV. While most content can be watched for free on the Angel App, members of the Angel Guild are provided with early access to most of the content that we distribute.

We are regularly testing, introducing and building new and exciting community-based features to help us achieve the goal of finding and sharing stories with the world that amplify light.

History of the Business

We were founded in 2013 by our Chief Executive Officer, Neal Harmon, along with his brothers Daniel, Jeffrey and Jordan, and their cousin, Benton Crane.

Bankruptcy Proceedings

On October 18, 2017, we filed a voluntary petition for relief under the Bankruptcy Code in the Bankruptcy Court, and were reorganized under the Reorganization Plan confirmed by the Bankruptcy Court, which became effective on September 30, 2020 (the "Reorganization Plan Effective Date"). On November 17, 2020, the Bankruptcy Court issued a final decree closing the Bankruptcy Case.

The following is a summary of certain provisions of the Reorganization Plan (defined below) and related Disney Settlement Agreement, in relation to the unauthorized use of Copyrighted Works.

Reorganization Plan

The Reorganization Plan contemplates that:

- We will continue as a "going concern," thereby ensuring the greatest return to creditors and stockholders by allowing us to reorganize through continuation of our business operations and satisfaction and discharge of our debts over time.

- Holders of all allowed claims (other than administrative expense claims and priority tax claims) will be paid in full, from funds available and required to be distributed thereto, and equity holders of Angel Studios shall retain their interests in Angel Studios.

- Neal Harmon and Jeffrey Harmon will remain in management positions with us and agreed to refrain from engaging in competitive activities in the business of self-selected viewing for a one-year period. Pursuant to the Disney Settlement Agreement and under the related Security Agreement (as defined in the Disney Settlement Agreement), Neal Harmon and Jeffrey Harmon pledged all their equity in Angel Studios as collateral. If we are found to have four instances of unauthorized use of copyrighted materials in a consecutive five year period, any Studio (as defined below) may immediately commence an enforcement action against Angel Studios in the Central District of California, and both Neal Harmon and Jeffrey Harmon could lose all of their interests in Angel Studios.

- We agree not to directly or indirectly, or facilitate any third party, to descramble, decrypt or otherwise bypass a Copyrighted Work of Disney Enterprises, Inc., Lucasfilm Ltd. LLC, Twentieth Century Film Corporation, Warner Bros. Entertainment Inc., MVL Film Finance, LLC, New Line Productions, Inc. and Turner Entertainment Co. (each individually a "Studio" and collectively, the "Studios") or their respective affiliates, not to reproduce such a Copyrighted Work, not to stream, transmit, or publicly perform such a Copyrighted Work, and not to distribute such a Copyrighted Work.

- We agree not to sue the Studios, and not to use resources to lobby to amend the Family Movie Act of 2005 (17 U.S.C. § 110(11)) for a period of fourteen years following the Reorganization Plan Effective Date. We will voluntarily dismiss our appeal of the judgment and the injunction obtained by the Studios.

- Subject to our compliance with terms and conditions of the Reorganization Plan and related Disney Settlement Agreement, we will pay the Studios $9.9 million over fourteen years, or $7.8 million if paid within five years, (the "Settlement Amount") without interest, provided, however, that the unpaid balance of that certain promissory note made by the Company to the Studios in the amount of $62.5 million (the "Note") minus any paid amounts will remain outstanding for fourteen years from the Reorganization Plan Effective Date. If, upon the expiration of fourteen years after the Reorganization Plan Effective Date, the Settlement Amount is timely paid and there is no breach or violation of the Disney Settlement Agreement that remains uncured after written notice is received and there have not been four instances of unpermitted conduct in violation of the Disney Settlement Agreement, subject to a Notice of Default (as defined in the Disney Settlement Agreement), in a consecutive five year period, then the Note shall be cancelled, and the original Note marked "Paid and Cancelled" shall be returned to us. The Company elected to pay the entire settlement amount within the five year period and as such, as of the year ended 2025, the required Settlement Amount of $7.8 million has been fully repaid.

- The equity holders of Angel Studios shall retain their equity interests in Angel Studios, provided however, that distributions to such equity holders shall not be made unless and until all payment obligations under the Reorganization Plan are made in full.

The foregoing summary of certain provisions of the Reorganization Plan and related Disney Settlement Agreement are not complete and are subject to and qualified in their entirety by reference to the Reorganization Plan and Disney Settlement Agreement, copies of which can be found in Angel Legacy's Current Report on Form 1-U filed on September 15, 2020, under "Item 2.1, Exhibits," and the terms of which are incorporated by reference herein.

Our Product and Services

We currently operate by offering and producing our own films and series, distributing original films and series, releasing licensed films or shows, consulting with filmmakers, maintaining engagement with our existing users, conducting research and development to create new intellectual property and devising new methods to monetize existing intellectual property.

We are guided by our "North Star" principle, which is to share stories with the world that amplify light. We seek to do this by aligning our interests with those of the filmmakers and the audience and utilizing the wisdom of crowds, via the Angel Guild, to help guide decisions on which films and TV shows get selected for distribution. Members of the Angel Guild are allowed to vote on filmmaker submissions and are asked for their feedback as to whether or not the film or TV show "amplifies light" (based on our definition above). If the film or TV show receives a high enough score from the Angel Guild, we may then seek to enter into a licensing or distribution agreement (a "Distribution Agreement") with the filmmaker, the terms of which are addressed below under "—*Distribution and License Agreements*." The number of votes required for a film or TV show to pass the Angel Guild with statistical significance varies based on a wide variety of different factors, and is subject to change as we continue to improve and revise the voting process. Only submissions that achieve a Guild Score above our established acceptance threshold are approved through the voting process. This threshold reflects our community's collective assessment that the film or TV show amplifies light and demonstrates strong audience appeal. If algorithms related to the Guild Score are changed, they are simultaneously changed for all applicable present and future films and TV shows that go through the voting process.

Original Content

We announced the "Angel Studios" concept in December 2016 and immediately began accepting submissions for digital distribution, applications to perform comedy routines for our Dry Bar Comedy series and applications from filmmakers interested in helping us produce original films and series.

We have received thousands of inquiries and applications to partner on various projects. As of December 31, 2025, we have exclusively licensed 137 titles for worldwide distribution, of which 101 are films (including "Sound of Freedom," "Cabrini," "Sound of Hope," "Bonhoeffer," "Homestead, " "The King of Kings," "The Last Rodeo," and "David") and 36 are television series (including "The Tuttle Twins," "The Wingfeather Saga," "The Wayfinders," "Testament: The Series," and "Homestead"). We have also produced and filmed 776 original comedy specials from various up-and-coming comedians as part of our Dry Bar Comedy series. We currently film, produce and distribute all specials for our Dry Bar Comedy series from our own studio and offices in Provo, Utah.

Distribution and License Agreements

We enter into various Distribution Agreements with filmmakers and production companies related to films or TV shows in different stages of production. Our Distribution Agreements differ from the industry norm in the fact that we do not take a distribution fee off the top. Payouts to filmmakers on these arrangements ("Royalties") are based on net profit of the film or show. Net profit is generally determined to be all revenues recognized by us that are derived from the exploitation of the film or TV show, less (1) all verified out-of-pocket distribution costs and expenses incurred by us specific to the film or TV show and (2) all verifiable marketing-related costs incurred by us for or in connection with the marketing of the film or TV show. Distribution Royalties on net profits are split between the filmmaker and us.

In addition to our original exclusive distribution licensed films and shows, we have added 86 Angel Guild license agreements for streaming films and shows to the Angel Guild in the year ended December 31, 2025, with the expectation to add approximately 3 to 4 per week throughout 2026.

We have also developed an international distribution output network with Paris Filmes in Brazil, A Contracorriente in Spain, NOS Lusomundo in Portugal, Santa Barbara Films in Colombia, Neema Media in Benelux, FilmOne in Ghana, Liberia and Nigeria, Blitz in Croatia and former Yugoslavia, ROLA in Argentina, Bolivia, Caribbean (Aruba, Dominican Republic, Jamaica), Chile, Central America (Panama, Guatemala, Honduras, El Salvador, Nicaragua, Costa Rica), Ecuador, Mexico, Peru, Paraguay and Uruguay, Kinostar in Germany, Saje Distribution in France, ADS Service in Hungary, Monolith in Poland, Empire in South Africa, Botswana, Kenya, Lesotho, Malawi, Mozambique, Namibia, Rwanda, Swaziland, Tanzania (including Zanzibar), Uganda, Zambia and Zimbabwe, Shaw in Singapore, Skyline Entertainment in Sri Lanka, MovieCloud in Taiwan, Crystalsky in Philippines, KOVA Releasing in United Kingdom and Ireland and RIALTO in Australia and New Zealand, and Galapagos Films in Poland, with the plan to add additional output partners in the future.

Given the nature of our business, our Distribution Agreements are not material at signing, but become material over time as the audience's interest is fully realized. Material Distribution Agreements tied to more than $573.0 million in total global gross box office, as of December 31, 2025, include "His Only Son," "Sound of Freedom," "After Death," "The Shift," "Cabrini," "Sight," "Sound of Hope," "Bonhoeffer," "Homestead," "Brave the Dark," "Rule Breakers," "The King of Kings," "The Last Rodeo," "Sketch," "The Senior," "Truth and Treason," and "David".

Our business does not currently generate revenue from distribution activities related to the Chosen Agreement pursuant to which we were granted a limited license to distribute, solely on the Angel App, all previous and future episodes and seasons of the series "The Chosen," and any future audiovisual productions derivative thereof.

Theatrical Distribution

We enter into agreements with exhibitors (theater owners) whereby the exhibitor collects the ticket admission fees and retains a portion of those gross box office receipts and taxes paid at the box office. The balance is remitted to us, as the distributor.

Theatrical distribution typically involves significant risk and high upfront marketing costs, which can cause our financial results to vary from time to time, although we do many things to help mitigate those risks, such as selling tickets directly to theaters to provide us visibility into which marketing efforts generate the most ticket sales, and by providing Angel Guild Premium members with two free movie tickets to every Angel Studios theatrical release. We incur significant marketing and advertising costs before and throughout a theatrical release in an effort to drive public awareness of the film and increase ticket sales. These costs are expensed as they are incurred, including in periods prior to the theatrical release of the film.

In March 2023, we launched our first motion picture theatrical release under our newly formed theatrical division, entitled "His Only Son." The film was produced on a budget of approximately $250.0 thousand before we licensed the film for global distribution. Upon release, the film grossed an estimated $12.0 million domestically and hit #3 in the box office on opening weekend according to TheNumbers.com.

In July 2023, we released our second film, "Sound of Freedom" in theaters. Sound of Freedom surpassed industry expectations, earning approximately $185.0 million in gross domestic box office sales. Sound of Freedom has subsequently been released in various international locations and has earned approximately $250.0 million in gross worldwide box office sales.

With our recent successes in theatrical distribution, we are continuing to see a large influx of filmmakers who are looking to work with us to release their films and/or TV shows into the market. We hope to leverage these opportunities to bring more films and TV shows to audiences around the world that amplify light.

For the fiscal year ended December 31, 2025, we released 8 films theatrically and were ranked by TheNumbers.com in their annual list of top distributors as the #10 domestic distributor for 2025. Such titles, their release patterns and gross worldwide box office sales for films released during the year ended December 31, 2025 included the following:

2025 Theatrical Distribution

Title	Release Date	Gross Box Office Sales
Brave the Dark	January 24, 2025	$4.5 million
Rule Breakers	March 7, 2025	$3.0 million
The King of Kings	April 10, 2025	$83.2 million
The Last Rodeo	May 23, 2025	$15.2 million
Sketch	August 6, 2025	$10.8 million
The Senior	September 19, 2025	$5.3 million
Truth & Treason	October 17, 2025	$6.0 million
David	December 17, 2025	$83.9 million

For the fiscal year of 2026, we have released or expect to release films theatrically. The current slate of films with their estimated release dates include the following:

2026 Theatrical Distribution

Title	Estimated Release Date
I was a Stranger	January 9, 2026
Solo Mio	February 6, 2026
Animal Farm	May 1, 2026
Young Washington	July 3, 2026
Zero A.D.	Q4 2026

Competition

We operate in a highly competitive environment and compete against much larger companies for rights to talent and intellectual property, as well as for the audience to whom we distribute our content.

Theatrical distribution is an extremely competitive and potentially lucrative market for us. We compete against much larger content providers and traditional movie studios with much bigger production and marketing budgets. Our success depends heavily on our ability to choose the right films and TV shows to license and release in theaters, as well as effectively and efficiently marketing that content to the intended audience.

Over-the-top media services has been one of the fastest growing segments in the media and entertainment industry. The market for video entertainment is intensely competitive and subject to rapid change. As the industry continues to evolve, we will continue to face strong competition in every aspect of our business. We compete against other digital content distribution platforms where customers can stream exclusive and non-exclusive content on demand.

A large portion of this competition comes from much larger companies that have resources and brand recognition that pose significant competitive challenges. Our success depends on our ability to differentiate how we identify, fund and distribute our original content.

We compete against other entertainment video providers, such as multichannel video programming distributors, motion picture and TV studios, streaming entertainment providers (including those that provide pirated content) and more broadly against other sources of entertainment that our customers could choose in their moments of free time. We also compete against streaming entertainment providers and content producers in obtaining content for our service.

While consumers may maintain simultaneous relationships with multiple entertainment sources, we strive for consumers to choose us in their moments of free time. By aligning the desires of the consumer with that of the creator, we believe that the audience can play a much larger role in shaping the future of content and are working to create better ways for filmmakers to leverage the wisdom of the crowd in their creative process.

Intellectual Property

We regard our trademarks, service marks, copyrights, patents, domain names, trade dress, trade secrets, proprietary technologies and similar intellectual property as important to our success. In addition, we rely on a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual documents, to protect our proprietary technologies. We also seek to protect our intellectual property rights by requiring all employees and independent contractors involved in developing intellectual property on our behalf to execute acknowledgments that all intellectual property generated or conceived by them on our behalf or related to the work they perform for us is our property, and assigning to us any rights, title and interest, including intellectual property rights, they may claim or have in those works or property, to the extent allowable under applicable law.

Despite our best efforts to protect our technology and proprietary rights by enforcing our intellectual property rights, licenses and other contractual rights, unauthorized parties might still copy or otherwise obtain and use our software and other technology. As we continue to expand our operations, effective intellectual property protection, including copyright, trademark and trade secret protection might not be available or might be limited in foreign countries. Significant impairment of our intellectual property rights could harm our business or our ability to compete. Further, companies in the communications and technology industries frequently own large numbers of patents, copyrights and trademarks and might threaten litigation or sue us based on alleged infringement or other violations of intellectual property laws. We are currently subject to, and expect to face in the future, allegations that we have infringed the intellectual property rights of third parties, including our competitors and non-practicing entities.

Research and Development

During the fiscal years ended December 31, 2025, 2024 and 2023, we expensed $15.5 million, $12.8 million and $9.7 million, respectively, on research and development activities. The increase in research and development expense in 2025 reflects our continued investment in platform technology, AI capabilities, and film and TV show delivery infrastructure.

Our research and development efforts focus on three areas: (1) platform technology, including the Angel App, streaming infrastructure, and film and TV show delivery systems serving our base across all platforms; (2) AI and audience analytics, including our Guild Score algorithm, AI-enhanced discovery and recommendation engine, and member analytics systems; and (3) Film and TV Show Technology. We intend to continue investing in AI capabilities across our engineering and operational functions, as we believe AI-accelerated development enables us to deliver technology improvements at a faster pace and lower cost than previously.

Human Capital Resources

As of December 31, 2025, we employed 290 persons full time and 21 persons part time. None of our employees are covered by a collective bargaining agreement. We believe we maintain a good working relationship with our employees, and we have not experienced any labor disputes. To further our long-term stability and financial success by attracting and retaining employees, directors and consultants, our 2025 Stock Incentive Plan (the "Stock Incentive Plan") provides for the grant to key personnel equity-based awards, with certain awards subject to performance vesting criteria.

Corporate Information

Our principal executive offices are located at 295 W Center Street, Provo, UT 84601 and our telephone number is (760) 933-8437. Our corporate website address is www.angel.com. While our primary business operations are conducted and overseen from our principal executive offices in the state of Utah, we have employees and independent contractors in multiple states across the country, and in select countries around the world, and our merchandise is sold from our online store to every state in the United States.

Available Information

We will file our annual reports containing audited financial statements, quarterly reports, and such other periodic reports as we determine to be appropriate or as may be required by law.

We intend to make available on our website, https://ir.angel.com/sec-filings/, our annual reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K when such Forms become available. The SEC also maintains a website (*www.sec.gov*) that contains such information. Our website (www.angel.com) will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this Registration Statement.

Information about our Executive Officers

Our executive officers as of March 12, 2026 are as follows:

Name	Position	Age
Neal Harmon*	Chief Executive Officer, Chairman of the Board	48
Jeffrey Harmon*	Chief Content Officer	43
Jordan Harmon*	President	35
Elizabeth Ellis	Chief Operating Officer	49
Scott Klossner	Chief Financial Officer and Treasurer	69
Glen Nickle	Chief Legal Officer and Secretary	61

* Neal Harmon, Jeffrey Harmon and Jordan Harmon are brothers.

Neal Harmon, Chief Executive Officer and Chairman of the Board. Mr. Neal Harmon has served as our Chief Executive Officer and Chairman of the Board since he helped co-found Angel Studios in 2013. Since 2013, he has also been a member of Harmon Ventures, our largest stockholder and a managing member of Harmon Brothers, LLC ("HB LLC"), a marketing agency he co-founded with his brother Jeffrey in 2013, which has created viral videos for its clients including Squatty Potty, Poo-Pourri and Purple Mattress. Prior to Angel Studios, Mr. Neal Harmon worked for Orabrush, Inc. ("Orabrush") from August 2009 to August 2013, a company he co-founded, where he served in such capacities as Chief Operating Officer and as a member of the board of directors. Since 2005, Mr. Neal Harmon has also worked for the Neal S Harmon Company, as a consultant, entrepreneur and investor, engaging in various activities such as designing and creating a trucking logistics dashboard, to connect shippers and private fleets. Mr. Neal Harmon received his master's degree from Brigham Young University in Instructional Psychology and Technology in 2002, and his undergraduate degree from Brigham Young University in American Studies in 2001.

Jeffrey Harmon, Chief Content Officer. Mr. Jeffrey Harmon co-founded Angel Studios in 2013 and has been our Chief Content Officer since January 2021. Since 2013, he has been a member of Harmon Ventures, our largest stockholder and a managing member of HB LLC, a marketing agency he co-founded with his brother Neal in 2013. From August 2010 to August 2013, Mr. Jeffrey Harmon served as Chief Marketing Officer for Orabrush, a company he co-founded in 2009. He previously served as Orabrush's Chief Executive Officer from October 2009 to August 2010. He is currently active with other start-up companies and concepts. He attended Brigham Young University from 2006 to 2008, where he studied business marketing, traditional marketing, internet marketing and business administration. He also attended Fundação Getulio Vargas in São Paulo in 2008, where he studied international business.

Jordan Harmon, President. Mr. Jordan Harmon co-founded Angel Studios in 2013 and has been our President since June 2022. Mr. Jordan Harmon previously served as our Head of Growth and Originals from June 2021 to July 2022 and he was also a fractional Chief Marketing Officer consultant at HB LLC, a marketing agency co-founded by his brothers Neal and Jeffrey in 2013, from October 2020 to July 2022. From September 2017 to January 2021, Mr. Jordan Harmon served as co-founder and Head of Marketing at Cove, a home security company. At Cove, he was directly responsible for the marketing initiatives that helped Cove grow into a $100.0 million business in four years. Mr. Jordan Harmon earned a B.S. in Web Development and Design from Brigham Young University–Idaho.

Elizabeth Ellis, Chief of Operations. Ms. Ellis has been our Chief of Operations since May 2015. Her duties include overseeing all operating, distribution, domestic and international operations, public relations and human resources. Prior to joining Angel Studios, Ms. Ellis was the Director of Human Relations and Office Manager at Orabrush from September 2009 to May 2015, where she oversaw personnel and was responsible for various operational tasks. She is an ICF Professional Certified Coach and a Gallup-Certified Strengths Coach. Ms. Ellis holds an International Relations B.S. from Brigham Young University.

Scott Klossner, Chief Financial Officer and Treasurer. Mr. Scott Klossner has been our Chief Financial Officer since June 2025. Mr. Klossner brings over 35 years of financial and operational experience to us. Mr. Klossner's experience spans public offerings, private placements, Sarbanes-Oxley compliance, mergers and acquisitions, institutional negotiations, strategic growth and planning, productivity enhancement and team building. Prior to joining us, Mr. Klossner served as the Chief Financial Officer of Field Nation, a marketplace for skilled technicians, since 2024. Prior to Field Nation, Mr. Klossner served as Chief Financial Officer and a member of the board of directors at Mercato Partners Acquisition Corporation (NASDAQ: MPRA), which merged with Nuvini Ltd. (NASDAQ: NVNI) in September 2023. Mr. Klossner continues to serve on the board of directors of Nuvini Ltd. Previous to that Mr. Klossner served as the Chief Financial Officer of Kount Inc., an industry leading digital fraud protection software-as-a-service company, which was acquired by Equifax Inc. (NYSE: EFX) in February 2021. Prior to Kount, Mr. Klossner served as the Chief Financial Officer for several fast-growing companies, including online retailer Backcountry.com, which was acquired in 2007 by Liberty Media Corporation (NASDAQ: LSXMB). Mr. Klossner received his B.S. in finance from the University of Utah and an MBA from the University of Southern California.

Glen Nickle, Chief Legal Officer and Secretary. Mr. Glen Nickle has been our Chief Legal Officer and Secretary since April 2025. Mr. Nickle brings more than 30 years of legal and executive leadership experience across both public and private companies. Prior to joining us, Mr. Nickle was Chief Legal Officer and Corporate Secretary of Beyond, Inc. (formerly Overstock.com, Inc.), where he led the company's legal, M&A, securities, litigation, and corporate governance functions. Mr. Nickle previously held senior legal roles at iFIT Health & Fitness Inc., supporting the company's growth and strategic initiatives. Mr. Nickle holds a Juris Doctor, a Master of Accountancy, and a Bachelor of Science from Brigham Young University, and is an active member of the Utah State Bar.

Item 1A. Risk Factors

General Risks Relating to Our Business

We are employing a business model with a limited track record, which may make our business difficult to evaluate.

We began as an audiovisual content filtering company. In 2021, as a result of the Reorganization Plan, we fully divested ourselves of the assets related to the content filtering business. Today, we operate by offering and producing our own original content, distributing original content, releasing licensed films or shows, consulting with content filmmakers, maintaining engagement with our existing users, conducting research and development to create new intellectual property and devising new methods to monetize existing intellectual property. Few if any peer companies exist, and none have yet established long-term track records that might assist you in predicting whether our business model can be implemented and sustained over an extended period of time. It may be difficult for you to evaluate our potential future performance without the benefit of established long-term track records from companies implementing a similar business model. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to continue to:

- Develop and execute our business model;
- Attract and maintain an adequate customer base;
- Raise additional capital, if necessary, in the future;
- Protect ourselves against pending and potential lawsuits threatening our ability to provide our services; and
- Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. We may encounter unanticipated problems as we continue to refine our business model, which may adversely affect our results of operations and financial condition.

We have a history of net losses and cannot guarantee that we will be able to become profitable or maintain profitability.

We recorded net loss attributable to controlling interests of $170.5 million in fiscal 2025 and $88.3 million in fiscal 2024, net income of $13.4 million in fiscal 2023, a net loss of $13.7 million in fiscal 2022, net income of $17.1 million in fiscal 2021, and net income of $15.6 thousand in fiscal 2020. Prior to 2020, we recorded a net loss in all prior reporting periods. If our ability to generate positive net income remains inconsistent in the future, the value of our Common Stock would likely be materially and adversely affected.

If our efforts to attract and retain customers are not successful, our business will be adversely affected.

Our ability to continue to attract customers will depend, in part, on our ability to consistently provide our customers with compelling content choices and a quality experience for selecting and viewing our original content. Furthermore, the relative service levels, content offerings, pricing and related features of competitors to our service may adversely impact our ability to attract and retain customers. If consumers do not perceive our service as valuable, including if we introduce new or adjust existing features, adjust pricing or service offerings, or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain customers. In addition, many of our customers try our service resulting from word-of-mouth advertising from existing customers. If our efforts to satisfy our existing customers are not successful, we may not be able to attract new customers, and, as a result, our ability to maintain and/or grow our business will be adversely affected. Customers may cease to use our service for many reasons, including the need to cut household expenses, unsatisfactory availability of content, competitive services providing a better value or experience and customer service issues not being satisfactorily resolved. We must continually add new customers both to replace departed customers and to grow our business beyond our current customer base. If we are unable to compete successfully with current and new competitors in retaining existing customers and attracting new customers, our business will be adversely affected. Further, if excessive numbers of customers cease using our service, we may be required to incur significantly higher marketing costs than we currently anticipate, to replace these customers with new customers.

The popularity of SVOD releases are difficult to predict and can change rapidly, leading to significant fluctuations in our revenues. A low public acceptance rate of our content may adversely affect our results of operations.

The production and distribution of feature films, SVOD and other content are inherently risky businesses, largely because the revenues derived from the sale or licensing of such content depend primarily on widespread public acceptance, which is difficult to predict. In addition, we must invest substantial amounts in the marketing of feature films and SVOD before we learn whether these feature films and streaming programs and products will reach anticipated levels of popularity and financial return with viewers.

The popularity of our content depends on many factors, only some of which are within our control. Examples include the quality and public acceptance of competing content available or released at or near the same time, the availability of alternative forms of leisure and entertainment activities and our ability to maintain or develop strong brand awareness and target key audience demographics. If we are not able to create and distribute content that is popular with consumers and affiliates, our revenues may decline or fail to grow to the extent we anticipate when making investment decisions. The underperformance of a feature film, particularly an "event" film (which typically has high production and marketing costs), can have an adverse impact on our results of operations in both the year of release and in the future.

The video industry is subject to rapid technological change. We must continue to enhance and improve our technology.

Our current software and related web-based technology is developed and in use. We must continue to enhance and improve the performance, functionality and reliability of the systems upon which our business model is built. The development of any software is characterized by rapid technological change, rapid introduction or changes in user requirements and preferences, short development cycles, frequent introduction of new products and services, new technologies and the emergence of new industry standards and practices that could render our existing technology obsolete. Our success will depend, in part, on our ability to continue to develop new technologies that enhance our existing technology, to address the varied needs of existing and new customers while also responding to technological advances and emerging industry standards and practices on a cost-effective and timely basis. The development of our technology involves significant technical and business risks. We may fail to use new technologies effectively or to adapt our proprietary technology and systems to customer requirements or emerging industry standards. If we are unable to adapt to changing market conditions, strategic partner and customer requirements or emerging industry standards, that will have a material adverse effect on our ability to succeed.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported and piracy-based services. All have the potential to capture meaningful segments of the entertainment video market in the future. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as internet based e-commerce entertainment video providers, are increasing their internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing and other resources. They may secure better terms from suppliers, adopt more aggressive pricing and devote more resources to product development, technology, infrastructure, content acquisitions and marketing. New competitors may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully, or profitably, compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues, or profitability.

If we are not able to manage change and growth, our business could be adversely affected.

We are expanding our operations and scaling our service to effectively, and reliably, handle anticipated growth in both customers and features related to our service. We are building out crowd-sourcing expertise to help us select content to fund, create and distribute. If we are not able to manage the growing complexity of our business, including improving, refining, or revising our systems and operational practices related to our video operations, our business may be adversely affected.

If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the way in which we allow the customer to help us choose the content that is ultimately added to the service, we may not be able to attract or retain customers, and our operating results may be adversely affected.

We believe that a positive reputation is important to attract and retain customers who have a number of choices for obtaining entertainment video. To the extent our content is perceived as low quality, or we fail to sufficiently differentiate our content offerings from our competitors, our ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or create a negative consumer reaction, our ability to establish and maintain a positive reputation may be adversely impacted. As we expand into new markets, we need to establish our reputation with new customers. To the extent we are unsuccessful in creating positive impressions, our business in new markets may be adversely impacted.

Changes in how we market our service could adversely affect our marketing expenses and our customer base may be adversely affected.

We utilize a broad mix of marketing and public-relations programs, including social media sites such as Facebook, YouTube, X and Tik Tok, to promote our service to potential customers. We may limit or discontinue the use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that customers or potential customers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new customers may be adversely affected.

If companies that promote our service determine that we negatively impact their businesses, decide to compete more directly with our business, enter a similar business, or choose to exclusively support our competitors, we may no longer have access to certain marketing channels. If we are unable to maintain or replace our sources of customers with similarly effective sources, or if the cost of our existing sources increases, our customer base and marketing expenses may be adversely affected.

We face risks, such as unforeseen costs and potential liability, in connection with content we acquire and/or distribute through our service.

As a distributor of content, we face potential liability for negligence, copyright and trademark infringement, or other claims based on the nature and content of the materials that we acquire and/or distribute.

In 2016, in connection with the Disney Litigation, the United States District Court for the Central District of California (the "California Court") granted a preliminary injunction requiring us to cease certain business operations related to the filtering and streaming of copyrighted motion pictures for which we had not properly obtained a license. The preliminary injunction was issued pursuant to claims by the plaintiffs that we were unlawfully decrypting and streaming their Copyrighted Works, and violating the Digital Millennium Copyright Act (the "DMCA"). The preliminary injunction ultimately led to us filing a voluntary petition for relief under chapter 11 of the Bankruptcy Code, in 2017. In 2019, the California Court found us liable for copyright infringement, and violating the DMCA, with respect to certain motion pictures. Damages related to the respective copyright infringements, and DMCA violations, totaled $62.0 million. In 2020, we entered into the Disney Settlement Agreement as part of our Reorganization Plan and the Bankruptcy Court issued a final decree closing the Bankruptcy Case. For more information regarding the Disney Litigation, see *"— Part I, Item 3. Legal Proceedings —Disney Litigation."*

The issuance of the preliminary injunction required us to cease all business operations related to our content filtering service as it was constituted at the time the preliminary injunction was issued. As this was our primary line of business, this led to a complete loss of revenue for us. Using the resources available to us, we immediately began working on a new content filtering system that could be operated with the preliminary injunction in place. We also pivoted the business, creating our own original content and licensing content from other creators. It took nearly four years to resolve the litigation, resulted in us filing for and reorganizing under chapter 11 bankruptcy, and resulted in more than $5.0 million in legal fees.

We also may face potential liability for content used in promoting our service, including marketing materials and features on our website (www.angel.com) such as customer reviews. To the extent we do not accurately anticipate costs or mitigate risks, including for content that we obtain but ultimately do not make available on our service, or if we become liable for content we acquire and/or distribute, our business may suffer. Litigation to defend such claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our operating results. We may not be indemnified or insured against such claims or costs of these types.

Theatrical distribution typically involves significant risk and high upfront marketing costs, which can cause our financial results to vary from time to time.

We incur significant marketing and advertising costs before and throughout a theatrical release in an effort to drive public awareness of the film and increase ticket sales. For instance, marketing costs are generally incurred before and throughout the theatrical release of a film and are expensed as incurred. Therefore, we typically incur losses with respect to a particular film prior to and during the film's theatrical exhibition, and profitability for the film may not be realized until after its theatrical release window. Further, we may revise the release date of a film as the production schedule changes or in such a manner as we believe is likely to maximize revenues or for other business reasons. Additionally, there can be no assurance that any of the films scheduled for release will be completed and/or in accordance with the anticipated schedule or budget, or that the film will ever be released.

We rely upon a number of partners to make our service available on their devices.

We currently offer customers the ability to receive content through a host of internet-connected screens, including TVs, digital video players, TV set-top boxes and mobile devices. We work with various tech companies and distributors, including Roku, Google, Apple and Samsung, to make our service available through the TV set-top boxes of such service providers, pursuant to their standard terms. We intend to continue to broaden our capability to transmit TV shows and movies to other platforms and partners over time. If we are not successful in maintaining existing and creating new relationships, or if we encounter technological, content licensing, regulatory or other impediments to delivering our content to our customers via those devices, our ability to grow our business could be adversely impacted. Furthermore, the devices are manufactured and sold by entities other than us and while these entities should be responsible for the devices' performance, the connection between us and those devices may nonetheless result in customer dissatisfaction toward us and such dissatisfaction could result in claims against us or otherwise adversely impact our business.

Any significant disruption in or unauthorized access to our computer systems or those of third parties that we utilize in our operations, including those relating to cybersecurity or arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data, including customer and corporate information, or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our reputation and ability to attract, retain and serve our customers is dependent upon the reliable performance and security of our computer systems and those of third parties that we utilize in our operations. These systems may be subject to damage or interruption from earthquakes, adverse weather conditions, other natural disasters, terrorist attacks, power loss, telecommunications failures and cybersecurity breaches. Interruptions in these systems, or with the internet in general, could leave our service unavailable or degraded, or otherwise hinder our ability to deliver content to our customers. Service interruptions, errors in our software or the unavailability of computer systems used in our operations could diminish the overall attractiveness of our service to existing and potential customers.

Our computer systems and those of third parties we use in our operations are vulnerable to cybersecurity breaches, including cyber-attacks such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems periodically experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data. The addition of new features or upgrades also increases our exposure to vulnerabilities, and generative AI could intensify these cybersecurity risks. Any attempt by hackers to obtain our data (including customer and corporate information) or intellectual property (including digital content assets), disrupt our service or otherwise access our systems, or those of third parties we use, if successful, could harm our business, be expensive to remedy and damage our reputation. We have implemented certain systems and processes to thwart hackers and protect our data and systems. To date, hackers have not had a material impact on our service or systems; however, there can be no assurance that hackers may not be successful in the future. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to implement and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of customers and adversely affect our business and results of operation.

We utilize our own communications and computer hardware systems located either in our facilities or in that of a third-party Web hosting provider. In addition, we utilize third-party "cloud" computing services in connection with our business operations. We also utilize our own and third-party content delivery networks to help us deliver TV shows and movies in high volume to our customers over the internet. Problems faced by us or our third-party Web hosting, "cloud" computing or other network providers, including technological or business-related disruptions, as well as cybersecurity threats, could adversely impact the experience of our customers.

We rely upon certain third-party cloud computing service providers to operate certain aspects of our service and any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

Several third-party cloud computing services providers provide us with a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. We have designed our software and computer systems to utilize data processing, storage capabilities and other services provided by such providers. Currently, we run the vast majority of our computing using such third-party cloud computing services. Given this, along with the fact that we cannot easily switch our operations to another cloud provider, any disruption of or interference with our use of such services from our providers would impact our operations and our business would be adversely impacted.

If the technology we use in operating our business fails, becomes unavailable, or does not operate as expected, our business and operating results could be adversely impacted.

We utilize a combination of proprietary and third-party technology to operate our business. We also use technology to recommend and merchandise content to our consumers as well as to enable fast and efficient delivery of content to our customers and their various consumer electronic devices. For example, we have built and deployed our video on a content delivery network ("CDN"). To the extent Internet Service Providers do not interconnect with our CDN, or if we experience difficulties in its operation, our ability to efficiently, and effectively, deliver our content to our customers could be adversely impacted and our business and results of operation could be adversely affected. We also utilize third party technology to help market our service, process payments and otherwise manage the daily operations of our business. If our technology or that of third parties we utilize in our operations fails or otherwise operates improperly, our ability to operate our service, retain existing customers and add new customers may be impaired. Also, any harm to our customers' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

Changes in laws or regulations that adversely affect the growth, popularity or use of the internet, including laws impacting net neutrality, could decrease the demand for our service and increase our cost of doing business. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we may experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the internet. If network operators block, restrict or otherwise impair access to our service over their networks, our service and business could be negatively affected. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our new customer acquisition and retention could be negatively impacted. Furthermore, to the extent network operators create tiers of internet access service and either charge us for or prohibit us from being available through these tiers, our business could be negatively impacted.

Most network operators that provide consumers with access to the internet also provide these consumers with multichannel video programming. As such, many network operators have an incentive to use their network infrastructure in a manner adverse to our continued growth and success. While we believe that consumer demand, regulatory oversight and competition will help check these incentives, to the extent that network operators are able to provide preferential treatment to their data as opposed to ours or otherwise implement discriminatory network management practices, our business could be negatively impacted.

Privacy concerns could limit our ability to collect and leverage our customer data and disclosure of customer data could adversely impact our business and reputation.

In the ordinary course of business, and in particular in connection with merchandising our service to our customers, we collect and utilize data supplied by our customers. We must comply with various international, federal and state laws and regulations related to the handling, use and protection of data, and may become subject to additional legislation in the future. Any actual or perceived failure to comply with data privacy laws or regulations, or related contractual or other obligations, or any perceived privacy rights violation, could lead to investigations, claims and proceedings by governmental entities and private parties, damages for breach of contract and other significant costs, penalties and other liabilities, as well as harm to our reputation and market position.

Other businesses have been criticized by privacy groups and governmental bodies for attempts to link personal identities and other information to data collected on the internet regarding users' browsing and other habits. Increased regulation of data utilization practices, including self-regulation or findings under existing laws that limit our ability to collect and use data, could have an adverse effect on our business. In addition, if we were to disclose data about our customers in a manner that was objectionable to them, our business reputation could be adversely affected, and we could face potential legal claims that could impact our operating results.

Our reputation and relationships with customers would be harmed if our customer data, particularly billing data, were accessed by unauthorized persons.

We maintain personal data regarding our customers. This data is maintained on our own systems as well as those of third parties we use in our operations. With respect to billing data, such as credit card numbers, we do not store such information on our servers, but rely on third party services that are Payment Card Industry Data Security Standard compliant for storing and accessing billing information. We take measures to protect against unauthorized intrusion into our customers' data. Despite those measures, we, our payment processing services and other third-party services we use could experience an unauthorized intrusion into our customers' data. In the event of such a breach, current and potential customers may become unwilling to provide the information to us necessary for them to become customers. Additionally, we could face legal claims for such a breach. The costs relating to any data breach could be material, and we cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities relating to a data breach, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims. For these reasons, should an unauthorized intrusion into our customers' data occur, our business could be adversely affected.

We are subject to payment processing risk.

Our customers pay for our service using a variety of payment methods, including credit and debit cards. We rely on internal systems as well as those of third parties to process payments. Acceptance and processing of these payment methods are subject to certain rules and regulations and require payment of interchange and other fees. To the extent there are disruptions in our payment processing systems, increases in payment processing fees, material changes in the payment ecosystem, such as large re-issuances of payment cards, delays in receiving payments from payment processors and/or changes to rules or regulations concerning payment processing, our revenue, operating expenses and operating results could be adversely impacted. In addition, from time to time, we encounter fraudulent use of payment methods, which could impact our results of operation, and, if not adequately controlled and managed, could create negative consumer perceptions of our service.

If our trademarks and other proprietary rights are not adequately protected to prevent use or appropriation by our competitors, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of proprietary information, invention assignment, non-competition and arbitration agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings. We have applied and we expect to apply for trademark registrations and the issuance of patents from time to time. Such applications may not be approved, third parties may challenge any copyrights, patents or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished, competitors may be able to mimic our service and methods of operations more effectively, the perception of our business and service to customers and potential customers may become confused in the marketplace and our ability to attract customers may be adversely affected.

We currently hold various domain names relating to our brand. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for customers to find our website and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, our recommendation and merchandising technology and marketing activities.

Trademark, copyright, patent and other intellectual property rights are important to us and other companies. Our intellectual property rights extend to our technology, business processes and the content on our website. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, develop non-infringing technology or otherwise alter our business practices on a timely basis in response to claims for infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected. In addition, the use or adoption of new and emerging technologies may increase our exposure to intellectual property claims. For example, the development and use of generative AI tools remain subject to uncertain legal frameworks, and the availability of copyright and other intellectual property protection for AI-generated material is uncertain. Many companies are devoting significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the internet. Defending against intellectual property claims, whether they are with or without merit or are determined in our favor, would result in costly litigation and the diversion of technical and management personnel. It also may result in our inability to use our current website, streaming technology, our recommendation and merchandising technology or inability to market our service and merchandise our products. As a result of such disputes, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us, which would adversely affect our business operations.

In 2016, in connection with the Disney Litigation, the California Court granted a preliminary injunction requiring us to cease certain business operations related to the filtering and streaming of copyrighted motion pictures for which we had not properly obtained a license. The preliminary injunction was issued pursuant to claims by the plaintiffs that we were unlawfully decrypting and streaming their Copyrighted Works and violating the DMCA. The preliminary injunction ultimately led to us filing a voluntary petition for relief under chapter 11 of the Bankruptcy Code, in 2017. In 2019, the California Court found us liable for copyright infringement, and violating the DMCA, with respect to certain motion pictures. Damages related to the respective copyright infringements, and DMCA violations, totaled $62.0 million. In 2020, we entered into the Disney Settlement Agreement as part of our Reorganization Plan and the Bankruptcy Court issued a final decree closing the Bankruptcy Case. For more information regarding the Disney Litigation, see *"— Part I, Item 3. Legal Proceedings —Disney Litigation."*

We may be engaged in legal proceedings that could cause us to incur unforeseen expenses and could occupy a significant amount of our management's time and attention.

From time to time, we may be subject to litigation or claims that could negatively affect our business operations and financial position. It is possible that a portion of our working capital could be required to fund expenses in our defense of future legal matters. As we grow, we expect the number of litigation matters against us to increase. To date, these matters have included claims of defamation and copyright infringement, litigation that is typically expensive to defend. Litigation disputes could cause us to incur unforeseen expenses, could occupy a significant amount of our management's time and attention and could negatively affect our business operations and financial position. See *"—Part I, Item 3. Legal Proceedings"* for more information.

We may seek additional capital that may result in stockholder dilution or others having rights senior to those of our stockholders.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. The decision to obtain additional capital will depend on many factors, including but not limited to the following:

- our degree of success in capturing a larger portion of the overall market for entertainment video;
- the costs of establishing or acquiring development, marketing and distribution capabilities for our content;
- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our issued patents and defending intellectual property-related claims;
- the extent to which we acquire or invest in customer service, exclusive digital distribution of original content or technologies and other strategic relationships; and
- the costs of financing unanticipated working capital requirements and responding to competitive pressures.

If we raise additional funds through the issuance of equity, equity-linked or debt securities, such securities may have rights, preferences or privileges senior to the rights of our Common Stock and our stockholders may experience dilution.

We depend on our senior management to achieve our objectives, and our loss of, or inability to obtain, key personnel or inability to attract and retain highly skilled employees could delay or hinder implementation of our business and growth strategies, which could adversely affect the value of your investment and our ability to pay dividends.

Our success depends on the diligence, experience and skill of our Board and officers. Neal Harmon is a director and our Chief Executive Officer. Jeffrey Harmon is our Chief Content Officer. Jordan Harmon is our President. Elizabeth Ellis is our Chief Operating Officer. Glen Nickle is our Chief Legal Officer. Scott Klossner is our Chief Financial Officer. We have neither employment agreements with, nor key man insurance for, any of our officers and the loss of any of them, but particularly Messrs. Neal, Jeffrey and Jordan Harmon, could harm our business, financial condition, cash flow and results of operations. Any such event would likely result in a material adverse effect on our business, results of operations and financial condition. To achieve our objectives, we rely on the hiring of new qualified employees. In our industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. We may not be successful in recruiting new personnel or in retaining and motivating existing personnel, which may be disruptive to our operations.

Our ability to monetize content that we distribute is heavily reliant on factors outside of our control.

Our ability to monetize content that we distribute is heavily reliant on factors outside of our control, including, but not limited to, the potential loss of key talent, the potential for budget overruns, the quality of the content produced, the timeliness of the production and subsequent release schedule, and the relationship of the creator with the audience. If we are unable to find ways to mitigate the risks associated with these external factors, or factors within our control, it may have a material adverse impact on our business, results of operations and financial condition.

Holders of our Common Stock will have only limited rights regarding our management, and will thus not have the ability to actively influence the day-to-day management of our business and affairs.

Our Board will have sole power and authority over our day-to-day management, subject only to the requirements of the DGCL. Holders of our Common Stock will not have an active role in our day-to-day management. The holders of each class of Common Stock vote together as a single class on each matter to be voted on by our stockholders, including the election of directors. On each such matter, each outstanding share of Class A Common Stock is entitled to one vote and each outstanding share of Class B Common Stock is entitled to ten votes.

We may change our operational policies and business and growth strategies without stockholder consent, which may subject us to different and more significant risks in the future.

Our Board determines our operational policies and our business and growth strategies. Our directors may make changes to, or approve transactions that deviate from, those policies and strategies without a vote of, or notice to, our stockholders or debtholders. This could result in us conducting operational matters or pursuing different business or growth strategies than those contemplated in this Annual Report. Under any of these circumstances, we may expose ourselves to different and more significant risks in the future, which could materially and adversely affect our business and growth.

The ability of a stockholder to recover all or any portion of such stockholder's investment in the event of a dissolution or termination may be limited.

In the event of a dissolution or termination of us, the proceeds realized from the liquidation of our assets will be distributed among the stockholders, but only after the satisfaction of the claims of our third-party creditors. The ability of a stockholder to recover all or any portion of such stockholder's investment under such circumstances will, accordingly, depend on the amount of net proceeds realized from such liquidation and the number of claims to be satisfied therefrom. There can be no assurance that we will recognize gains on such liquidation, nor is there any assurance that holders of our Common Stock will receive a distribution in such a case.

Our Board and our executive officers will have limited liability for, and will be indemnified and held harmless from, our losses.

We will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of us) by reason of the fact that he/she is or was a director, officer, employee or agent of us, or is or was serving at the request of us as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him/her in connection with such action, suit or proceeding if he/she acted in good faith and in a manner he/she reasonably believed to be in or not opposed to the best interests of us, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his/her conduct was unlawful. A successful claim for such indemnification could deplete our assets by the amount paid.

Our business may be subject to regulatory or legislative changes.

We may face government regulation and legal uncertainties in connection with our business. There may be a number of federal, state or local legislative or regulatory proposals under consideration of which we are not aware or which may be considered or adopted in the future. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may negatively impact our growth, impose additional burdens on us or alter how we do business. This could decrease the demand for our services, increase our cost of doing business or otherwise have a material adverse effect on our business, results of operations and financial condition.

Members of our Board and our executive officers may have other business interests and obligations to other entities.

Neither our directors nor our executive officers will be required to manage us as their sole and exclusive function and they may have other business interests and may engage in other activities in addition to those relating to us, provided that such activities do not compete with our business or otherwise breach their agreements with us; provided, that our executive officers and employee directors are all full-time employees of our company and are expected to spend such time fulfilling their duties as is necessary to do so. On the other hand, our non-employee directors are not full-time with our company and must only spend such time managing our company as they deem necessary to fulfill their fiduciary duties to our company. We depend on our directors and executive officers to successfully operate our company. Their other business interests and activities could divert time and attention from operating our business.

Provisions in our governing documents and under Delaware law could discourage a takeover that stockholders may consider favorable.

Our charter documents may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable because they provide for a right of first refusal on our behalf. As a Delaware corporation, we are subject to certain Delaware anti-takeover provisions. Under Delaware law, a corporation may not engage in a business combination with any holder of 15.0% or more of its capital stock unless the holder has held the stock for three years or, among other things, the board of directors has approved the transaction.

Financial forecasting may differ materially and adversely from actual results.

Given the dynamic nature of our business, and the inherent limitations in predicting the future, forecasts of our revenues, contribution margins, net income and number of total customers and other financial and operating data may differ materially and adversely from actual results. Such discrepancies could cause a decline in the price of our Common Stock.

Our future indebtedness may limit our ability to declare and pay dividends and may affect our operations, including our ability to repay existing debt obligations.

We may seek debt financing to assist with the financing of our future operations. Our ability to make principal and interest payments with respect to any such debt incurred depends on future performance, which performance is subject to many factors, some of which will be outside of our control. In addition, most of such indebtedness will likely be secured by substantially all of our assets and will contain restrictive covenants that limit our ability to repay our existing debt obligations and to incur additional indebtedness. Payment of principal and interest on such indebtedness, as well as compliance with the requirements and covenants of such indebtedness, could limit our ability to repay existing debt obligations in a timely fashion, if at all. Such leverage may also adversely affect our ability to finance future operations and capital needs, or to pursue other business opportunities and make results of operations more susceptible to adverse business conditions. All of the above could limit our ability to declare and pay dividends.

An investment in us is a speculative investment, and therefore, no assurance can be given that our investors or stockholders will realize their investment objectives.

No assurance can be given that investors or stockholders will realize a return on their investments in us or that they will not lose their entire investment. There is a risk that we will not be able to successfully implement our business plan which could have an adverse effect on our ability to generate revenue and in turn, provide a return to investors. Further, we filed for bankruptcy in 2017 and as of September 30, 2020, the Reorganization Plan was confirmed and effective. We obtained a chapter 11 bankruptcy discharge and the terms of the Reorganization Plan require us to pay $9.9 million over fourteen years in fifty-six equal quarterly payments of $177.0 thousand (with an option to reduce the payment to $7.8 million by paying the loan off in three to five years) with the first payment becoming due October 15, 2020. This also includes all payment obligations under the promissory note payable to the Studios pursuant to the Disney Settlement Agreement, which promissory note has a term of fourteen years. The Company elected to pay the entire settlement amount within the five year period and as such, as of the year ended 2025, the required settlement amount of $7.8 million has been fully repaid. If, upon the expiration of fourteen years after the Reorganization Plan Effective Date and there is no breach or violation of the Disney Settlement Agreement that remains uncured after written notice is received and there have not been four instances of unpermitted conduct in violation of the Disney Settlement Agreement, subject to a Notice of Default (as defined in the Disney Settlement Agreement), in a consecutive five year period, then the Note shall be cancelled, and the original Note marked "Paid and Cancelled" shall be returned to us. For more information regarding the Reorganization Plan and Disney Settlement Agreement, see *"Part I, Item 3. Legal Proceedings—Disney Litigation."*

We may be found in violation of the Disney Settlement Agreement in relation to the unauthorized use of Copyrighted Works by a Studio or its affiliates. If a Studio prevails in an Enforcement Action against us, our business would be adversely impacted and this would significantly impair our ability to continue as a going concern.

In accordance with the Disney Settlement Agreement and the No Use Covenant described thereunder, we must certify that no Copyrighted Works of the Studios or their affiliates are stored on our computers or servers in compliance with the list(s) provided by the Studios of their Copyrighted Works. Thereafter, any unauthorized use (as described in the Disney Settlement Agreement) by us of a Copyrighted Work owned or controlled by a Studio or its affiliate without the express written authorization of a Studio or its affiliate is a "Strike," regarded as unpermitted conduct in violation of the Disney Settlement Agreement, subject to a Notice of Default. If we incur four Strikes within a consecutive five-year period, any Studio may institute an Enforcement Action against us. If a Studio prevails in an Enforcement Action, it shall be entitled to all available remedies, including: (i) acceleration of the Note, if the Note has not been canceled and (ii) foreclosure on all collateral pledged under the Security Agreement, which comprises all of our assets and all of the equity in Angel Studios owned by Neal Harmon and Jeffrey Harmon and would significantly adversely affect our financial condition and our ability to continue our business operations. For more information regarding the Disney Litigation, Reorganization Plan and Disney Settlement Agreement see *"Part I, Item 3. Legal Proceedings —Disney Litigation."*

We are subject to liens on our personal property, including our intellectual property, under the Reorganization Plan, which if enforced, would significantly impair our intellectual property rights and our ability to continue as a going concern.

Pursuant to the Reorganization Plan, performance under the Note as well as the Express Covenants shall be secured by a first priority fully perfected lien, which was placed on all equity in Angel Studios owned by Neal and Jeff Harmon and all of our assets currently owned and controlled by us, our affiliates and subsidiaries, or acquired, created, owned and controlled by us after the Reorganization Plan Effective Date, including intellectual property, such as patents, patent applications, trademarks, tradenames, copyrights and copyright applications. In the event of a violation of the Express Covenants or an uncured default of the payment obligations as described within the Note, the Studios can institute an Enforcement Action in Bankruptcy Court. If the Studios prevail in an Enforcement Action against us, the Compliance Lien (as defined in the Disney Settlement Agreement) will be enforced and foreclosed upon, disposing of any collateral that could be used to satisfy the list of claims in accordance with the priorities set forth in the Reorganization Plan. The disposition of equity owned by Neal and Jeff Harmon could lead to a change in control of Angel Studios and investors would have limited rights to determine new management or the direction of Angel Studios. The Compliance Lien will remain in effect for fourteen years from the Reorganization Plan Effective Date. For more information regarding the Reorganization Plan and Disney Settlement Agreement, see *"Part I, Item 3. Legal Proceedings —Disney Litigation."*

Any liens on our intellectual property enforced under the Reorganization Plan would have a material adverse effect on our ability to continue our business operations.

We do not intend to pay dividends for the foreseeable future.

We intend to retain all of our earnings for the future operation and expansion of our business and do not anticipate making any cash distributions at any time in the foreseeable future.

Artificial intelligence technologies present both competitive risks and strategic opportunities for our business.

Advances in generative artificial intelligence are lowering the barriers to film and TV show creation, which could enable new competitors to produce films and TV shows at reduced cost and timelines. AI-generated films and TV shows may also create consumer confusion, market saturation, or quality concerns that could affect audience willingness to engage with entertainment generally. If we are unable to effectively integrate AI into our operations, or if competitors are able to leverage AI capabilities more effectively than we can, our competitive position and results of operations could be adversely affected.

Our increasing use of artificial intelligence tools in engineering and operations introduces new risks.

We use AI-assisted development tools in our engineering processes, including for code generation, and are expanding AI use across operational functions. Our reliance on AI tools presents risks, including potential errors, biases, or vulnerabilities in AI-generated code or outputs that may not be detected through our quality assurance processes; dependence on third-party AI platforms and models that may change in availability, pricing, capability, or terms of use; potential intellectual property risks associated with AI-generated material and code, including uncertainty regarding ownership, licensing, and infringement; potential regulatory changes affecting the use of AI in film and TV show creation, distribution, or customer interactions; and risks related to the collection, processing, and use of member data in AI systems, including privacy and data protection concerns. We have implemented quality review processes and vendor oversight practices to manage these risks, although these measures may not prevent all adverse outcomes. Any of these risks, if realized, could increase our costs, disrupt our operations, or subject us to legal liability.

Risks Relating to Our Bitcoin Treasury Strategy

Our bitcoin treasury strategy exposes us to various risks, including risks associated with bitcoin

Our bitcoin treasury strategy exposes us to various risks, including the following:

Bitcoin is a highly volatile asset. Bitcoin is a highly volatile asset that has traded below $77,000 per bitcoin and above $126,000 per bitcoin on BitGo during 2025. The trading price of bitcoin was significantly lower during prior periods, and such decline may occur again in the future.

Bitcoin does not pay interest or dividends. Bitcoin does not pay interest or other returns and we can only generate cash from our bitcoin holdings if we sell our bitcoin or implement strategies to create income streams or otherwise generate cash by using our bitcoin holdings. Even if we pursue any such strategies, we may be unable to create income streams or otherwise generate cash from our bitcoin holdings, and any such strategies may subject us to additional risks.

Our bitcoin holdings significantly impact our financial results and the market price of our Common Stock. Our bitcoin holdings have significantly affected our financial results and if we continue to increase our overall holdings of bitcoin in the future, they will have an even greater impact on our financial results and the market price of our Common Stock.

Our bitcoin treasury strategy has not been tested over an extended period of time or under different market conditions. We are continually examining the risks and rewards of our strategy to acquire and hold bitcoin. This strategy has not been tested over an extended period of time or under different market conditions. For example, although we believe bitcoin, due to its limited supply, has the potential to serve as a hedge against inflation in the long term, the short-term price of bitcoin declined in recent periods during which the inflation rate increased. If bitcoin prices were to decline or our bitcoin treasury strategy otherwise proves unsuccessful, our financial condition, results of operations and the market price of our Common Stock would be materially adversely impacted.

We are subject to counterparty risks, including in particular risks relating to our custodians. In an effort to mitigate our counterparty risks, we currently store all of the bitcoin we own in custody accounts at U.S.-based, institutional-grade custodians. Applicable insolvency law with respect to the holding of digital assets in custodial accounts is not fully developed, and if our custodially-held bitcoin were considered to be the property of our custodians' estates in the event that any such custodians were to enter bankruptcy, receivership or similar insolvency proceedings, we could be treated as a general unsecured creditor of such custodians, inhibiting our ability to exercise ownership rights with respect to such bitcoin, or delaying or hindering our access to our bitcoin holdings, and this may ultimately result in the loss of the value related to some or all of such bitcoin, which could have a material adverse effect on our financial condition as well as the market price of our Common Stock.

The broader digital assets industry is subject to counterparty risks, which could adversely impact the adoption rate, price and use of bitcoin. A series of high-profile bankruptcies, closures, liquidations, regulatory enforcement actions and other events relating to companies operating in the digital asset industry in recent years have highlighted the counterparty risks applicable to owning and transacting in digital assets. Although these bankruptcies, closures, liquidations and other events have not resulted in any loss or misappropriation of our bitcoin, nor have such events adversely impacted our access to our bitcoin, they have, in the short-term, likely negatively impacted the adoption rate and use of bitcoin. Additional bankruptcies, closures, liquidations, regulatory enforcement actions or other events involving participants in the digital assets industry in the future may further negatively impact the adoption rate, price and use of bitcoin, limit the availability to us of financing collateralized by bitcoin, or create or expose additional counterparty risks.

Changes in the trading price of bitcoin could have significant accounting impacts, including increasing the volatility of our results. The Company has adopted ASU No. 2023-08, which requires us to measure our bitcoin holdings at fair value in our statement of financial position, and to recognize gains and losses from changes in the fair value of our bitcoin in net income each reporting period. ASU No. 2023-08 also requires us to provide certain interim and annual disclosures with respect to our bitcoin holdings. Volatility in the price of bitcoin could have a material impact on the carrying value of our digital assets on our balance sheet, increase the volatility of our financial results, and it could also have adverse tax consequences, which in turn could have a material adverse effect on our financial results and the market price of our Common Stock.

The broader digital assets industry, including the technology associated with digital assets, the rate of adoption and development of, and use cases for, digital assets, market perception of digital assets, and the legal, regulatory, and accounting treatment of digital assets are constantly developing and changing, and there may be additional risks in the future that are not possible to predict.

Changes in our ownership of bitcoin could have accounting, regulatory and other impacts. While we currently own bitcoin directly, we may investigate other potential approaches to owning bitcoin, including indirect ownership (for example, through ownership interests in a fund that owns bitcoin). If we were to own all or a portion of our bitcoin in a different manner, the accounting treatment for our bitcoin, our ability to use our bitcoin as collateral for additional borrowings, and the regulatory requirements to which we are subject, may correspondingly change. For example, the volatile nature of bitcoin may force us to liquidate our holdings to repay the obligations for which our bitcoin was used as collateral, which could be negatively affected by any disruptions in the crypto market, and if our bitcoin is not liquidated in an orderly manner, the value of the proceeds received may not accurately reflect the market value of bitcoin, all of which could negatively affect our business and implementation of our bitcoin treasury strategy.

Our bitcoin holdings are and will be less liquid than cash and cash equivalents and may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents.

We intend to adopt bitcoin as our primary treasury reserve asset. Historically, the bitcoin market has been characterized by significant volatility in price, limited liquidity and trading volumes compared to sovereign currencies markets, relative anonymity, a developing regulatory landscape, potential susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and various other risks inherent in its entirely electronic, virtual form and decentralized network. During times of market instability, we may not be able to sell our bitcoin at favorable prices or at all. For example, a number of bitcoin trading venues temporarily halted deposits and withdrawals in 2022. As a result, our bitcoin holdings may not be able to serve as a source of liquidity for us to the same extent as cash and cash equivalents. Further, bitcoin we hold with our custodians and transact with our trade execution partners does not enjoy the same protections as are available to cash or securities deposited with or transacted by institutions subject to regulation by the Federal Deposit Insurance Corporation or the Securities Investor Protection Corporation. Additionally, we may be unable to enter into term loans or other capital raising transactions collateralized by our unencumbered bitcoin or otherwise generate funds using our bitcoin holdings, including in particular during times of market instability or when the price of bitcoin has declined significantly. If we are unable to sell our bitcoin, enter into additional capital raising transactions using bitcoin as collateral, or otherwise generate funds using our bitcoin holdings, or if we are forced to sell our bitcoin at a significant loss, in order to meet our working capital requirements, our business and financial condition could be negatively impacted.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin have in the past influenced and are likely to continue to influence our financial results and the market price of our Common Stock.

Bitcoin is a highly volatile asset, and fluctuations in the price of bitcoin have in the past influenced and are likely to continue to influence our financial results and the market price of our Common Stock. Our financial results and the market price our Common Stock would be adversely affected, and our business and financial condition would be negatively impacted, if the price of bitcoin decreased substantially (as it has in the past), including as a result of:

- decreased user and investor confidence in bitcoin, including due to the various factors described herein;
- investment and trading activities, such as (i) trading activities of highly active retail and institutional users, speculators, miners and investors, (ii) actual or expected significant dispositions of bitcoin by large holders, including the expected liquidation; of digital assets seized by governments or associated with entities that have filed for bankruptcy protection, such as the (a) transfers of bitcoin to creditors of the hacked cryptocurrency exchange Mt. Gox which began in July 2024; (b) transfers of bitcoin to claimants following proceedings related to a 2016 hack of Bitfinex-which claims are currently being adjudicated, (c) sales of bitcoin by the German government following the seizure of about 50,000 bitcoin in January 2024 from the operator of Movie2k.to, or (d) potential sales of 69,370 bitcoin seized from the Silk Road marketplace by the U.S. Department of Justice; and (iii) actual or perceived manipulation of the spot or derivative markets for bitcoin or spot bitcoin exchange-traded products;
- negative publicity, media or social media coverage, or sentiment due to events in or relating to, or perception of, bitcoin or the broader digital assets industry, for example, (i) public perception that bitcoin can be used as a vehicle to circumvent sanctions, including sanctions imposed on Russia or certain regions related to the ongoing conflict between Russia and Ukraine, or to fund criminal or terrorist activities, such as the purported use of digital assets by Hamas to fund its terrorist attack against Israel in October 2023; (ii) expected or pending civil, criminal, regulatory enforcement or other high profile actions against major participants in the bitcoin ecosystem, including the SEC's enforcement action against Binance Holdings Ltd.; (iii) additional filings for bankruptcy protection or bankruptcy proceedings of major digital asset industry participants, such as the bankruptcy proceeding of FTX Trading and its affiliates; and (iv) the actual or perceived environmental impact of bitcoin and related activities, including environmental concerns raised by private individuals, governmental and non-governmental organizations, and other actors related to the energy resources consumed in the bitcoin mining process;
- changes in consumer preferences and the perceived value or prospects of bitcoin;
- competition from other digital assets that exhibit better speed, security, scalability, or energy efficiency, that feature other more favored characteristics, that are backed by governments, including the U.S. government, or reserves of fiat currencies, or that represent ownership or security interests in physical assets;
- a decrease in the price of other digital assets, including stablecoins, or the crash or unavailability of stablecoins that are used as a medium of exchange for bitcoin purchase and sale transactions, such as the crash of the stablecoin Terra USD in 2022, to the extent the decrease in the price of such other digital assets or the unavailability of such stablecoins may cause a decrease in the price of bitcoin or adversely affect investor confidence in digital assets generally;
- the identification of Satoshi Nakamoto, the pseudonymous person or persons who developed bitcoin, or the transfer of substantial amounts of bitcoin from bitcoin wallets attributed to Mr. Nakamoto;

- developments relating to the bitcoin protocol, including (i) changes to the bitcoin protocol that impact its security, speed, scalability, usability, or value, such as changes to the cryptographic security protocol underpinning the bitcoin blockchain, changes to the maximum number of bitcoin outstanding, changes to the mutability of transactions, changes relating to the size of blockchain blocks, and similar changes, (ii) failures to make upgrades to the bitcoin protocol to adapt to security, technological, legal or other challenges, and (iii) changes to the bitcoin protocol that introduce software bugs, security risks or other elements that adversely affect bitcoin;
- disruptions, failures, unavailability, or interruptions in services of trading venues for bitcoin, such as, for example, the announcement by the digital asset exchange FTX Trading that it would freeze withdrawals and transfers from its accounts and subsequent filing for bankruptcy protection and the SEC enforcement action brought against Binance Holdings Ltd., which initially sought to freeze all of its assets during the pendency of the enforcement action and has since resulted in Binance discontinuing all fiat deposits and withdrawals in the United States;
- the filing for bankruptcy protection by, liquidation of, or market concerns about the financial viability of digital asset custodians, trading venues, lending platforms, investment funds, or other digital asset industry participants, such as the filing for bankruptcy protection by digital asset trading venues FTX Trading and BlockFi and digital asset lending platforms Celsius Network and Voyager Digital Holdings in 2022, the ordered liquidation of the digital asset investment fund Three Arrows Capital in 2022, the announced liquidation of Silvergate Bank in 2023, the government-mandated closure and sale of Signature Bank in 2023, the placement of Prime Trust, LLC into receivership following a cease-and-desist order issued by the Nevada Department of Business and Industry in 2023, and the exit of Binance from the U.S. market as part of its settlement with the Department of Justice and other federal regulatory agencies;
- regulatory, legislative, enforcement and judicial actions that adversely affect the price, ownership, transferability, trading volumes, legality or public perception of bitcoin, or that adversely affect the operations of or otherwise prevent digital asset custodians, trading venues, lending platforms or other digital assets industry participants from operating in a manner that allows them to continue to deliver services to the digital assets industry;
- further reductions in mining rewards of bitcoin, including due to block reward halving events, which are events that occur after a specific period of time (the most recent of which occurred in April 2024) that reduce the block reward earned by "miners" who validate bitcoin transactions, or increases in the costs associated with bitcoin mining, including increases in electricity costs and hardware and software used in mining, or new or enhanced regulation or taxation of bitcoin mining, which could further increase the costs associated with bitcoin mining, any of which may cause a decline in support for the bitcoin network;
- transaction congestion and fees associated with processing transactions on the bitcoin network;
- macroeconomic changes, such as changes in the level of interest rates and inflation, fiscal and monetary policies of governments, trade restrictions and fiat currency devaluations;
- developments in mathematics or technology, including in digital computing, algebraic geometry and quantum computing, that could result in the cryptography used by the bitcoin blockchain becoming insecure or ineffective; and
- changes in national and international economic and political conditions, including, without limitation, federal government policies, trade tariffs and trade disputes and the adverse impacts attributable to global conflicts, including those between Russia and Ukraine and in the Middle East.

Bitcoin and other digital assets are novel assets, and are subject to significant legal, commercial, regulatory and technical uncertainty.

Bitcoin and other digital assets are relatively novel and are subject to significant uncertainty, which could adversely impact their price. The application of state and federal securities laws and other laws and regulations to digital assets is unclear in certain respects, and it is possible that regulators in the United States or foreign countries may interpret or apply existing laws and regulations in a manner that adversely affects the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin.

The U.S. federal government, states, regulatory agencies and foreign countries may also enact new laws and regulations, or pursue regulatory, legislative, enforcement or judicial actions, that could materially impact the price of bitcoin or the ability of individuals or institutions such as us to own or transfer bitcoin. For example, within the past several years:

- in September 2025, Nasdaq reportedly announced new informal interpretations of its rules that require certain Nasdaq-listed companies to obtain shareholder approval before engaging in certain transactions, such as private placements for the purpose of acquiring digital assets or accepting in-kind contributions of digital assets in exchange for equity;
- in July 2025, President Trump signed into law the Guiding and Establishing National Innovation for US Stablecoins Act ("GENIUS Act"), establishing a legislative framework for the regulation of payment stablecoins and marking the first federal legislation for the regulation of digital assets in the U.S.;

- in July 2025, the U.S. House of Representatives passed the Digital Asset Market Clarity Act of 2025 ("CLARITY Act"), a comprehensive digital asset market structure and regulation bill. The CLARITY Act, and other digital asset market structure and regulation bills, remain under consideration and continue to evolve in the U.S. Senate;
- in January 2025, President Trump signed an executive order instructing a working group comprised of representatives from key federal agencies to evaluate measures that can be taken to provide regulatory clarity and certainty built on technology-neutral regulations for individuals and firms involved in digital assets, including through well-defined jurisdictional regulatory boundaries and on July 30, 2025, such working group published a report on strengthening American leadership in digital financial technology, which recommended several regulatory and legislative proposals to advance President Trump's January 2025 executive order;
- in January 2025, the SEC announced the formation of a "Crypto Task Force," which will seek to provide clarity on the application of the federal securities laws to the crypto asset market and to recommend policy measures with respect to digital asset security status, registration and listing of digital asset-based investment vehicles, and digital asset custody, lending and staking;
- in June 2023, the SEC filed complaints against Binance Holdings Ltd. and Coinbase, Inc., and their respective affiliated entities, relating to, among other claims, that each party was operating as an unregistered securities exchange, broker, dealer, and clearing agency; but has since dismissed its action against Binance Holdings Ltd. and dismissed its enforcement action against Coinbase, Inc.;
- in November 2023, the SEC filed a complaint against Payward Inc. and Payward Ventures Inc., together known as Kraken, alleging, among other claims, that Kraken's crypto trading platform was operating as an unregistered securities exchange, broker, dealer, and clearing agency;
- the European Union adopted Markets in Crypto Assets Regulation ("MiCA"), a comprehensive digital asset regulatory framework for the issuance and use of digital assets, like bitcoin;
- in June 2023, the United Kingdom adopted and implemented the Financial Services and Markets Act 2023 ("FSMA 2023"), which regulates market activities in "cryptoassets;"
- in November 2023, Binance Holdings Ltd. and its then chief executive officer reached a settlement with the U.S. Department of Justice, CFTC, the U.S. Department of Treasury's Office of Foreign Asset Control, and the Financial Crimes Enforcement Network to resolve a multi-year investigation by the agencies and a civil suit brought by the CFTC, pursuant to which Binance Holdings Ltd. agreed to, among other things, pay $4.3 billion in penalties across the four agencies and to discontinue its operations in the United States; and
- in China, the People's Bank of China and the National Development and Reform Commission have outlawed cryptocurrency mining and declared all cryptocurrency transactions illegal within the country.

While the complaint against Coinbase, Inc. was dismissed in February 2025, the complaint against Payward Inc. and Payward Ventures Inc. was dismissed with prejudice in March 2025, and the complaint against Binance Holdings Ltd. was dismissed with prejudice in May 2025, the SEC or other regulatory agencies may initiate similar actions in the future, which could materially impact the price of bitcoin and our ability to own or transfer bitcoin.

It is not possible to predict whether, or when, new laws will be enacted that change the legal framework governing digital assets or provide additional authorities to the SEC or other regulators, or whether, or when, any other federal, state or foreign legislative bodies will take any similar actions. It is also not possible to predict the nature of any such additional laws or authorities, how additional legislation or regulatory oversight might impact the ability of digital asset markets to function, the willingness of financial and other institutions to continue to provide services to the digital assets industry, or how any new laws or regulations, or changes to existing laws or regulations, might impact the value of digital assets generally and bitcoin specifically. The consequences of any new law or regulation relating to digital assets and digital asset activities could adversely affect the market price of bitcoin, as well as our ability to hold or transact in bitcoin, and in turn adversely affect the market price of our Common Stock.

Moreover, the risks of engaging in a bitcoin treasury strategy are relatively novel and have created, and could continue to create, complications due to the lack of experience that third parties have with companies engaging in such a strategy, such as increased costs of director and officer liability insurance or the potential inability to obtain such coverage on acceptable terms in the future.

The growth of the digital assets industry in general, and the use and acceptance of bitcoin in particular, may also impact the price of bitcoin and is subject to a high degree of uncertainty. The pace of worldwide growth in the adoption and use of bitcoin may depend, for instance, on public familiarity with digital assets, ease of buying, accessing or gaining exposure to bitcoin, institutional demand for bitcoin as an investment asset, the participation of traditional financial institutions in the digital assets industry, consumer demand for bitcoin as a store of value or means of payment, and the availability and popularity of alternatives to bitcoin. Even if growth in bitcoin adoption occurs in the near or medium-term, there is no assurance that bitcoin usage will continue to grow over the long-term.

Because bitcoin has no physical existence beyond the record of transactions on the bitcoin blockchain, a variety of technical factors related to the bitcoin blockchain could also impact the price of bitcoin. For example, malicious attacks by miners, inadequate mining fees to incentivize validating of bitcoin transactions, hard "forks" of the bitcoin blockchain into multiple blockchains, and advances in digital computing, algebraic geometry, and quantum computing could undercut the integrity of the bitcoin blockchain and negatively affect the price of bitcoin. The liquidity of bitcoin may also be reduced and damage to the public perception of bitcoin may occur, if financial institutions were to deny or limit banking services to businesses that hold bitcoin, provide bitcoin-related services or accept bitcoin as payment, which could also decrease the price of bitcoin. Actions by U.S. banking regulators, such as the issuance in February 2023 by Federal banking agencies of the "Interagency Liquidity Risk Statement," which cautioned banks on contagion risks posed by providing services to digital assets customers, and similar actions, have in the past resulted in or contributed to reductions in access to banking services for bitcoin-related customers and service providers, or the willingness of traditional financial institution to participate in markets for digital assets. The liquidity of bitcoin may also be impacted to the extent that changes in applicable laws and regulatory requirements negatively impact the ability of exchanges and trading venues to provide services for bitcoin and other digital assets.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future relating to our bitcoin holdings.

Our historical financial statements do not fully reflect the potential variability in earnings that we may experience in the future from holding or selling significant amounts of bitcoin.

The price of bitcoin has historically been subject to dramatic price fluctuations and is highly volatile. In December 2023, the FASB issued ASU No. 2023-08, which we adopted as of January 1, 2025. We determine and record the fair value of our digital assets in accordance with ASC Topic 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that we have determined are the principal market for such assets (Level I inputs). We determine the cost basis of our digital assets using the cost at the time of acquisition of each unit received. Realized and unrealized gains and losses are now recorded to Net loss (gain) on digital assets in our consolidated statement of operations.

For periods prior to January 1, 2025, impairment losses were recognized within net loss (gain) on digital assets in our consolidated statements of operations in the period in which the impairment was identified. Also for periods prior to January 1, 2025, gains were not recorded until realized upon sale(s), at which point they were presented net of any impairment losses for the same digital assets held. In determining the gain to be recognized upon sale, we calculated the difference between the sales price and carrying value of the digital assets sold immediately prior to sale. See "*Note 3*" to the accompanying consolidated financial statements included herein for further discussion.

Because we intend to purchase additional bitcoin in future periods and increase our overall holdings of bitcoin, we expect that the proportion of our total assets represented by our bitcoin holdings will increase in the future, and we expect ASU No. 2023-08 to significantly affect the carrying value of our bitcoin on our balance sheet. As a result, and in particular with respect to the quarterly periods and full fiscal year with respect to which ASU No. 2023-08 will apply, and for all future periods, volatility in our earnings may be significantly more than what we experienced in prior periods.

We expect our bitcoin holdings to significantly impact our financial results and the market price of our Common Stock.

We expect our bitcoin holdings to significantly affect our financial results and if we increase our overall holdings of bitcoin in the future as we are expected to do, they will have an even greater impact on our financial results and the market price of our Common Stock.

A significant decrease in the market value of our bitcoin holdings could adversely affect our ability to satisfy our financial obligations.

As of December 31, 2025, we had an accumulated deficit of approximately $241.5 million. During the year ended December 31, 2025, we incurred a net loss of approximately $170.5 million and used cash in operating activities of approximately $83.3 million. Management is working to increase revenues through the growth of Angel Guild memberships, our pipeline of theatrical releases through 2026 and additional streaming agreements. Management believes it will be able to continue to fund operating capital shortfalls for the next year through the issuance of debt and Common Stock. Our ability to obtain equity or debt financing may in turn depend on, among other factors, the value of our bitcoin holdings, investor sentiment and the general public perception of bitcoin, our strategy and our value proposition. Accordingly, a significant decline in the market value of our bitcoin holdings or a negative shift in these other factors may create liquidity and credit risks, as such a decline or such shifts may adversely impact our ability to secure sufficient equity or debt financing to satisfy our financial obligations. These risks could materialize at times when bitcoin is trading below its carrying value on our most recent balance sheet or our cost basis.

If we are unable to secure equity or debt financing in a timely manner, on favorable terms, or at all, we may be required to sell bitcoin to satisfy our financial obligations, and we may be required to make such sales at prices below our cost basis or that are otherwise unfavorable. Any such sale of bitcoin may have a material adverse effect on our operating results and financial condition, and could impair our ability to secure additional equity or debt financing in the future. Our inability to secure additional equity or debt financing in a timely manner, on favorable terms or at all, or to sell our bitcoin in amounts and at prices sufficient to satisfy our financial obligations could cause us to default under such obligations. Any default on our current or future indebtedness may have a material adverse effect on our financial condition.

We face risks relating to the custody of our bitcoin, including the loss or destruction of private keys required to access our bitcoin and cyberattacks or other data loss relating to our bitcoin.

We hold our bitcoin with regulated custodians that have duties to safeguard our private keys. Our custodial services contracts do not restrict our ability to reallocate our bitcoin among our custodians, and our bitcoin holdings may be concentrated with a single custodian from time to time. If there is a decrease in the availability of digital asset custodians that we believe can safely custody our bitcoin, for example, due to regulatory developments or enforcement actions that cause custodians to discontinue or limit their services in the United States, we may need to enter into agreements that are less favorable than our current agreements or take other measures to custody our bitcoin, and our ability to seek a greater degree of diversification in the use of custodial services would be materially adversely affected.

As of December 31, 2025, the insurance that covers losses of our bitcoin holdings would cover the entire value of our bitcoin holdings in an isolated loss scenario where only our bitcoin holdings were affected. However, should the loss be more widespread, it is possible that only a small portion of our bitcoin holdings would ultimately be insured. There can also be no guarantee that such insurance will be maintained as part of the custodial services we have or that such coverage will cover losses with respect to our bitcoin. Moreover, our use of custodians exposes us to the risk that the bitcoin our custodians hold on our behalf could be subject to insolvency proceedings and we could be treated as a general unsecured creditor of the custodian, inhibiting our ability to exercise ownership rights with respect to such bitcoin. Any loss associated with such insolvency proceedings is unlikely to be covered by any insurance coverage we maintain related to our bitcoin.

Bitcoin is controllable only by the possessor of both the unique public key and private key(s) relating to the local or online digital wallet in which the bitcoin is held. While the Bitcoin blockchain ledger requires a public key relating to a digital wallet to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the bitcoin held in such wallet. To the extent the private key(s) for a digital wallet are lost, destroyed or otherwise compromised and no backup of the private key(s) is accessible, neither we nor our custodians will be able to access the bitcoin held in the related digital wallet. Furthermore, we cannot provide assurance that our digital wallets, nor the digital wallets of our custodians held on our behalf, will not be compromised as a result of a cyberattack. The bitcoin and blockchain ledger, as well as other digital assets and blockchain technologies, have been, and may in the future be, subject to security breaches, cyberattacks or other malicious activities.

The emergence or growth of other digital assets, including those with significant private or public sector backing, could have a negative impact on the price of bitcoin and adversely affect our business.

The emergence or growth of digital assets other than bitcoin may have a material adverse effect on our financial condition. As of December 31, 2025, bitcoin was the largest digital asset by market capitalization. However, there are numerous alternative digital assets and many entities, including consortiums and financial institutions, are researching and investing resources into private or permissioned blockchain platforms or digital assets that do not use proof-of-work mining like the Bitcoin network. For example, in late 2022, the Ethereum network transitioned to a "proof-of-stake" mechanism for validating transactions that requires significantly less computing power than proof-of-work mining. The Ethereum network has completed another major upgrade since then and may undertake additional upgrades in the future. If the mechanisms for validating transactions in Ethereum and other alternative digital assets are perceived as superior to proof-of-work mining, those digital assets could gain market share relative to bitcoin.

Other alternative digital assets that compete with bitcoin in certain ways include "stablecoins," which are designed to maintain a constant price because of, for instance, their issuers' promise to hold high-quality liquid assets (such as U.S. dollar deposits and short-term U.S. treasury securities) equal to the total value of stablecoins in circulation. Stablecoins have grown rapidly as an alternative to bitcoin and other digital assets as a medium of exchange and store of value, particularly on digital asset trading platforms.

Additionally, central banks in some countries have started to introduce digital forms of legal tender. For example, China's CBDC project was made available to consumers in January 2022, and governments including the United States, the United Kingdom, the European Union and Israel have been discussing the potential creation of new CBDCs. Whether or not they incorporate blockchain or similar technology, CBDCs, as legal tender in the issuing jurisdiction, could also compete with, or replace, bitcoin and other digital assets as a medium of exchange or store of value. As a result, the emergence or growth of these or other digital assets could cause the market price of bitcoin to decrease, which could have a material adverse effect on our business, prospects, financial condition and operating results.

Our bitcoin treasury strategy could subject us to enhanced regulatory oversight.

There has been increasing focus on the extent to which digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist activities, or circumvent sanctions regimes, including those sanctions imposed in response to the ongoing conflict between Russia and Ukraine. We are committed to acquiring bitcoin exclusively through entities that are subject to, and compliant with, know your customer and anti-money laundering regulations and related compliance rules in the United States. If we are found to have purchased any of our bitcoin from bad actors that have used bitcoin to launder money or persons subject to sanctions, we may be subject to regulatory proceedings and any further transactions or dealings in bitcoin by us may be restricted or prohibited.

We may incur indebtedness or enter into financial instruments in the future that may be collateralized by our bitcoin holdings. We may also consider pursuing strategies to create income streams or otherwise generate funds using our bitcoin holdings. These types of bitcoin-related transactions are the subject of enhanced regulatory oversight. These and any other bitcoin-related transactions we may enter into, beyond simply acquiring and holding bitcoin, may subject us to additional regulatory compliance requirements and scrutiny, including under federal and state money services regulations, money transmitter licensing requirements and various commodity and securities laws and regulations.

The laws and regulations applicable to bitcoin and digital assets are evolving and subject to interpretation and change. Governments around the world have reacted differently to digital assets; certain governments have deemed them illegal, and others have allowed their use and trade without restriction, while in some jurisdictions, such as the United States, digital assets are subject to overlapping, uncertain and evolving regulatory requirements. Increased enforcement activity and changes in the regulatory environment, including changing interpretations and the implementation of new or varying regulatory requirements by the government or any new legislation affecting bitcoin, as well as enforcement actions involving or impacting our trading venues, counterparties and custodians, may impose significant costs or significantly limit our ability to hold and transact in bitcoin.

In addition, private actors that are wary of bitcoin or the regulatory concerns associated with bitcoin may in the future take further actions that may have an adverse effect on our business or the market price of our Common Stock.

Due to the unregulated nature and lack of transparency surrounding the operations of many bitcoin trading venues, bitcoin trading venues may experience greater fraud, security failures or regulatory or operational problems than trading venues for more established asset classes, which may result in a loss of confidence in bitcoin trading venues and adversely affect the value of our bitcoin.

Bitcoin trading venues are relatively new and, in many cases, unregulated. Furthermore, there are many bitcoin trading venues which do not provide the public with significant information regarding their ownership structure, management teams, corporate practices and regulatory compliance. As a result, the marketplace may lose confidence in bitcoin trading venues, including prominent exchanges that handle a significant volume of bitcoin trading and/or are subject to regulatory oversight, in the event one or more bitcoin trading venues cease or pause for a prolonged period the trading of bitcoin or other digital assets, or experience fraud, significant volumes of withdrawal, security failures or operational problems.

In 2019 there were reports claiming that 80.0% - 95.0% of bitcoin trading volume on trading venues was false or non-economic in nature, with specific focus on unregulated exchanges located outside of the United States. The SEC also alleged as part of its June 5, 2023, complaint against Binance Holdings Ltd. that Binance committed strategic and targeted "wash trading" through its affiliates to artificially inflate the volume of certain digital assets traded on its exchange. The SEC has also brought recent actions against individuals and digital asset market participants alleging that such persons artificially increased trading volumes in certain digital assets through wash trades, or repeated buying and selling of the same assets in fictitious transactions to manipulate their underlying trading price. Such reports and allegations may indicate that the bitcoin market is significantly smaller than expected and that the United States makes up a significantly larger percentage of the bitcoin market than is commonly understood. Any actual or perceived wash trading in the bitcoin market, and any other fraudulent or manipulative acts and practices, could adversely affect the value of our bitcoin.

Negative perception, a lack of stability in the broader bitcoin markets and the closure, temporary shutdown or operational disruption of bitcoin trading venues, lending institutions, institutional investors, institutional miners, custodians or other major participants in the bitcoin ecosystem, due to fraud, business failure, cybersecurity events, government-mandated regulation, bankruptcy or for any other reason, may result in a decline in confidence in bitcoin and the broader bitcoin ecosystem and greater volatility in the price of bitcoin.

For example, in 2022, each of Celsius Network, Voyager Digital, Three Arrows Capital, FTX, and BlockFi filed for bankruptcy, following which the market prices of bitcoin and other digital assets significantly declined. In addition, in June 2023, the SEC announced enforcement actions against Coinbase, Inc. and Binance Holdings Ltd., two providers of large trading venues for digital assets, which similarly was followed by a decrease in the market price of bitcoin and other digital assets. These were followed in November 2023, by an SEC enforcement action against Payward Inc. and Payward Ventures Inc., together known as Kraken, another large trading venue for digital assets. While the complaint against Coinbase, Inc. was dismissed in February 2025, the complaint against Payward Inc. and Payward Ventures Inc. was dismissed with prejudice in March 2025, and the complaint against Binance Holdings Ltd. was dismissed with prejudice in May 2025, the SEC or other regulatory agencies may initiate similar actions in the future. Since we expect the price of our Common Stock will be significantly affected by the value of our bitcoin holdings, the failure of a major participant in the bitcoin ecosystem could have a material adverse effect on the market price of our Common Stock.

Item 1B. Unresolved Staff Comments

None

Item 1C. Cybersecurity

We have implemented structured processes to evaluate, identify, and mitigate significant cybersecurity risks that may affect the confidentiality, integrity, or availability of its information systems and data. These processes include implementing controls and technologies designed to prevent, detect, and mitigate data loss, theft, misuse, unauthorized access, or other security incidents. Our information security program safeguards confidential, proprietary, business, and personal information and incorporates measures to mitigate the impact of security incidents involving third-party vendors or customers.

We actively oversee cybersecurity risks related to third-party technologies, including encryption, authentication, employee email, and content delivery. Our risk management strategy includes security assessments, penetration testing, vulnerability management, and audits. All employees with access to information systems are required to review and and comply with the Angel Cybersecurity Policy.

Our Security Chapter is responsible for overseeing cybersecurity initiatives and collaborates with teams across Angel Studios to ensure compliance with industry best practices. The Security Chapter is led by an industry expert with more than 18 years of professional cybersecurity experience. We also engage independent third-party assessors when necessary to evaluate and enhance our cybersecurity posture. Cybersecurity risks and associated controls are reviewed regularly as part of our enterprise risk management framework.

Risk Management & Strategy. We maintain an enterprise information security program that uses industry frameworks to identify, assess, and manage cybersecurity risks across our cloud infrastructure, content delivery platforms, payment processing, and corporate systems. Program elements include security governance, access control, encryption, vulnerability management, penetration testing, incident response, employee training, and third-party risk management. For critical vendors (e.g., cloud, CDN, payment processors), we perform due diligence, impose contractual security requirements, and conduct periodic assessments.

Governance. The Board of Directors, through the Audit Committee, oversees cybersecurity risk at least quarterly. Management provides updates on threat trends, program maturity, third-party risk, incidents, and remediation activities.

Incidents & Effects. To date, we have not experienced a material cybersecurity incident. We receive and investigate attempted attacks and take remediation steps as appropriate. Based on our assessments, cybersecurity risks have not materially affected our operations, strategy, or financial results to date; however, future incidents (including at third-party providers) could have a material effect. We also acknowledge that generative AI could intensify these cybersecurity risks.

Item 2. Properties

Our primary assets are our Intellectual Property and the contracts we have entered into directly.We lease our corporate office facilities at 295 W. Center St., Provo, Utah, under a lease commencing on December 15, 2016, and ending on February 28, 2029. In July 2021, we purchased a 50.0% ownership interest in the building and entity that we lease our corporate office facilities from. We also entered into three new leases to expand our corporate office space at 265 W., 275 W. and 285 W Center St., Provo, Utah under leases commencing August 1, 2022, March 1, 2024 and July 1, 2022, respectively, and ending July 31, 2027, February 28, 2029 and September 30, 2027, respectively. On September 28, 2023, we entered into a lease addendum for the leased premises located at 285 W Center St., Provo, Utah to clarify that due to construction delays, the lease began on October 1, 2022 rather than on July 1, 2022, and will end on September 30, 2027. We have entered into a warehouse lease at 951 East 1950 North in Spanish Fork, Utah that began on September 1, 2022 and will end September 30, 2027. We also entered into an office lease at 526 Selby Ave, St Paul, Minnesota that began on June 1, 2025 and will end May 31, 2027. We do not currently own or lease any other real property. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Item 3. Legal Proceedings

We currently are, and from time to time might again become, involved in litigation. Litigation has the potential to cause us to incur unexpected losses, some of which might not be covered by insurance but can materially affect our financial condition and our ability to continue business operations.

Disney Litigation and the Preliminary Injunction

On December 12, 2016, the United States District Court for the Central District of California (the "California Court") in the matter of Disney Enterprises, Inc.; Lucasfilm Ltd., LLC; Twentieth Century Fox Film Corporation and Warner Bros. Entertainment, Inc., or Plaintiffs, v. VidAngel (the "Disney Litigation"), granted the Plaintiffs' motion for preliminary injunction against us. On October 5, 2017, the California Court allowed the Plaintiffs to amend the original complaint to add three of their subsidiaries, MVL Film Finance LLC, New Line Productions, Inc. and Turner Entertainment Co., as additional Plaintiffs (collectively the "Plaintiffs"), and identify additional motion pictures as having allegedly been infringed. The Plaintiffs claimed that we unlawfully decrypted and infringed 819 titles in total.

On March 6, 2019, the California Court granted the Plaintiffs' motion for partial summary judgment as to liability. The order found that we were liable for infringing the copyrights and violating the Digital Millennium Copyright Act ("DMCA"), with respect to certain motion pictures of the Plaintiffs. Damages related to the respective copyright infringements and DMCA violations were decided by a jury trial in June 2019. The jury found that we willfully infringed the Plaintiffs' copyrights and awarded statutory damages of $75.0 thousand for each of the 819 infringed titles, or $61.4 million. The jury also awarded statutory damages of $1.3 thousand for DMCA violations for each of the 819 infringed titles, or $1.0 million. The total award for both counts is $62.4 million. On September 23, 2019, a judgment consistent with the jury's verdict was entered against us by the California Court. The Plaintiffs also sought an award of costs and attorneys' fees.

On August 26, 2020, we entered into a Settlement Agreement (the "Disney Settlement Agreement") with the Plaintiffs as part of our Reorganization Plan, effectively ending the litigation. See *"—Part I, Item 1. Business—History of the Business—Reorganization Plan"* for more information on the Disney Settlement Agreement and Reorganization Plan.

The Permanent Injunction

On September 5, 2019, the California Court issued a permanent injunction against us. The permanent injunction enjoins us, our officers, agents, servants, employees and attorneys from: (1) circumventing technological measures protecting Plaintiffs' Copyrighted Works (as defined in the Disney Settlement Agreement) on DVDs, Blu-rays or any other medium; (2) copying Plaintiffs' Copyrighted Works, including, but not limited to, copying the works onto computers or servers; (3) streaming, transmitting or otherwise publicly performing any of Plaintiffs' Copyrighted Works over the internet, via web applications, via portable devices, via streaming devices or by means of any other device or process; and (4) engaging in any other activity that violates, directly or indirectly, Plaintiffs' anti-circumvention right, 17 U.S.C. § 1201(a), or that infringes by any means, directly or indirectly, any Plaintiffs' exclusive rights in any Copyrighted Work under Section 106 of the Copyright Act, 17 U.S.C. §106.

We were required to cease and have ceased filtering and streaming all movies and TV programs owned by the Plaintiffs.

The foregoing description of the permanent injunction is a summary and is qualified in its entirety by the California Court's orders.

Chapter 11 Bankruptcy

On October 18, 2017, we filed a voluntary petition for relief under chapter 11, title 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Utah (the "Bankruptcy Court"), case number 17-29073 (the "Bankruptcy Case"). On November 17, 2020, the Bankruptcy Court issued a final decree closing the Bankruptcy Case. See *"—Part I, Item 1. Business—History of the Business—Reorganization Plan"* for more information.

ClearPlay Litigation

In 2014, we responded to a contention by ClearPlay that we (at such time, VidAngel) infringed on certain ClearPlay patents by suing ClearPlay in the United States District Court for the Central District of California (the case was later transferred to Utah). In doing so, we requested judicial determinations that our technology and service did not infringe eight patents owned by ClearPlay and that the patents were invalid. In turn, ClearPlay counterclaimed against us, alleging patent infringement. On February 17, 2015, the case was stayed pending inter partes review by the United States Patent and Trademark Office (the "USPTO"), of several of ClearPlay's patents. We were not party to or involved in the USPTO's review of those patents. Owing to those proceedings, on May 29, 2015, the Utah trial court closed the case without prejudice to the parties' rights to reassert any or all claims later. In July and August 2015, many of ClearPlay's patent claims, including many of the claims asserted against us, were invalidated by the USPTO. Certain of ClearPlay's other patent claims were upheld and others were never challenged in the USPTO. Following the USPTO's rulings, ClearPlay appealed certain of the USPTO's invalidity decisions to the United States Court of Appeals for the Federal Circuit. The findings of invalidity were all affirmed by the Federal Circuit on August 16, 2016. On October 31, 2016, the Magistrate Judge, Brooke C. Wells, conducted telephonic status conferences in this and a related case brought by ClearPlay against DISH Network and ordered that both cases be re-opened. Subsequently, Magistrate Judge Wells granted ClearPlay's motion to stay the litigation at least until a decision is rendered on the preliminary injunction by the Ninth Circuit. On October 12, 2017, the magistrate judge ordered the case stayed again, this time until a final decision is rendered in the Disney Litigation. On February 14, 2018, ClearPlay filed a claim in our chapter 11 proceeding seeking an unliquidated sum. On April 14, 2020, the trustee appointed in our Bankruptcy Case filed an objection to the claim in the Bankruptcy Court seeking an order to disallow the claim in its entirety. On October 21, 2020, the Bankruptcy Court issued an order converting the trustee's objection to ClearPlay's claim in the Bankruptcy Case to an adversary proceeding.

On April 20, 2021, the Bankruptcy Court lifted the stay as the final decision in the Disney Litigation had been determined and we were no longer in bankruptcy. VidAngel Entertainment assumed responsibility for defense of the ClearPlay litigation, and any settlement discussions thereto, as part of the asset purchase agreement, dated March 1, 2021, by and between Angel Studios, Skip TV Holdings, LLC and VidAngel Entertainment, LLC (the "VidAngel Asset Purchase Agreement"). On November 4, 2021, we informed the court that we sold VidAngel and VidAngel Entertainment is the successor. On January 14, 2022, ClearPlay filed a response stating Angel Studios and VidAngel Entertainment are liable for past infringement as they are the successor to VidAngel.

On December 20, 2021, we served non-infringement and invalidity contentions concerning the patents asserted in this case. On January 7, 2022, ClearPlay filed a motion seeking to add additional causes of action under the DMCA and Utah state law for alleged tortious interference, which we opposed on February 4, 2022. On June 23, 2022, the Court granted leave for ClearPlay to amend its complaint to add these claims but deferred to a later stage of the proceedings any ruling on the futility of the claims. On December 8, 2023, the Court held a Markman hearing to construe the scope and meaning of certain disputed claim terms in the asserted patents. At the conclusion of the hearing, the Court took the matter under submission.

On August 30, 2024, we entered into a settlement agreement with ClearPlay pursuant to which, among other things, ClearPlay will receive a royalty of $1.8 million, which is to be paid in thirty-six monthly installments of $50.0 thousand per month. Pursuant to the VidAngel Asset Purchase Agreement, these payments will be made by VidAngel Entertainment, LLC and as such no liability was recorded by us. The litigation was subsequently dismissed with prejudice.

The Chosen Arbitration

Historically, our business generated a significant portion of our total revenue from distribution activities related to the Chosen Agreement. The Chosen Agreement outlines the contractual arrangement between the parties pursuant to which we were granted a limited license to distribute, solely on the Angel App, all previous and future episodes and seasons of the series "The Chosen," and any future audiovisual productions derivative thereof. Revenue from distribution activities related to the Chosen Agreement does not currently account for any percentage of our revenue.

On April 4, 2023, The Chosen initiated a private binding arbitration against us alleging certain material breaches of contract under the Chosen Agreement and seeking to terminate the Chosen Agreement pursuant to which we were granted a limited license to distribute, solely on the Angel App, all previous and future episodes and seasons of the TV series "The Chosen" and any future audiovisual productions derivatives thereof. On September 25, 2024, the arbitrator proceeding issued the Award granting The Chosen's breach of contract claims and terminating the Chosen Agreement effective as of May 28, 2024. The Award granted The Chosen monetary damages in the amount of $30.0 thousand, plus costs and an allocable portion of its attorney fees. The Award denied in full The Chosen's claims for the remedies of disgorgement of profits and corrective advertising.

On October 25, 2024, we filed an appeal of the Award with an appellate panel of arbitrators (the "Panel"), as permitted under the arbitration provision of the Chosen Agreement. On June 13, 2025, the Panel upheld the Award and we intend to comply with its terms, including with respect to the termination of the Chosen Agreement effective as of May 28, 2024.

On July 11, 2025, we entered into a settlement and release agreement with The Chosen for dismissal and mutual release of all pending matters. We settled all pending claims and liabilities as part of the Award in July 2025.

Slingshot Litigation

On March 11, 2025 we were served with a Complaint dated March 5, 2025 (the "Complaint"), which was filed by Slingshot USA, LLC ("Slingshot") against us in Utah State Court in the Fourth Judicial District. The Complaint alleges that we breached a 2021 Content Distribution Agreement ("CDA") with Slingshot, engaged in deceptive business practices and misled investors through non-compliant fundraising activities. On April 11, 2025, we filed a motion to strike, asking the court to dismiss several causes of action alleged by Slingshot. On April 25, 2025, Slingshot filed an amended complaint dropping the stricken causes of action.

As discussed in Item 7, *Recent Developments - Asset Purchase Agreement*, we entered into a Term Sheet with 2521 that sets forth the principal terms and conditions governing the joint venture between the JV Partners (as defined below), through Giant Slayer Media (as defined below). The Term Sheet, pursuant to its terms, became binding on October 7, 2025, upon the execution of that certain Asset Purchase Agreement by and between Slingshot and Giant Slayer Media, also dated as of October 7, 2025.

In addition to the consummation of the transactions contemplated in the Term Sheet, the Asset Purchase Agreement also provided for, upon the closing of the transactions contemplated therein, the revocation by Slingshot of its deemed termination of the CDA and the dismissal of the current lawsuit, brought by Slingshot against Angel Studios Licensing, LLC, our affiliate, pursuant to a Confidential Dismissal Agreement and Mutual Release (the "Dismissal Agreement") effective as of October 7, 2025, by and between Angel Studios Licensing, LLC and Slingshot. The Dismissal Agreement resolved in full the action titled Slingshot USA, LLC v. Angel Studios Licensing, LLC, Case No. 250401064, in the Fourth Judicial District Court, Utah County, State of Utah Lawsuit, and any and all claims arising from or relating to the parties' prior content distribution agreement, the CDA, concerning DAVID and Young David. Slingshot dismissed the Lawsuit with prejudice on October 8, 2025.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters And Issuer Purchases Of Equity Securities

Market Information

Our Class A Common Stock is listed on the New York Stock Exchange and trades under the symbol "ANGX." Our Class B Common Stock is not listed or traded on any stock exchange.

Holders

The approximate number of holders of record of our Class A Common Stock as of March 9, 2026 was 62,754 and the approximate number of holders of record of our Class B Common Stock as of that date was 10,049.

Dividend Policy

We have never declared or paid any cash dividends, and we do not currently anticipate paying any cash dividends in the foreseeable future.

Performance Graph

This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our filings under the Securities Act.

The performance graph below shows the cumulative total return to our stockholders between September 11, 2025 (the date that our Class A common stock commenced trading on the NYSE) through December 31, 2025, in comparison to the Standard & Poor's 500 Stock Index ("S&P 500 Index"), the NYSE Composite, and the Dow Jones Internet Composite Index ("DJINET"). The graph assumes that $100 was invested in our Class A common stock and each index at their closing prices on September 11, 2025 and data for the indexes assumes reinvestment of any dividends. The stock price performance shown in the graph represents past performance and is not necessarily indicative of future stock price performance.


$150
$100
$50
$0
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9/30/2025
10/31/2025
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12/31/2025
ANGX
S&P 500 Index
NYSE Composite
DJINET

Unregistered Sales of Equity Securities

There were no other unregistered securities to report which have not been previously included in a Quarterly Report on Form 10-Q or a Current Report on Form 8-K.

Issuer Purchases of Equity Securities

None

Item 6. Reserved

[Reserved].

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our historical results of operations and liquidity and capital resources should be read in conjunction with our audited consolidated financial statements and the notes related thereto which are included in *"Part II, Item 8. Financial Statements and Supplementary Data"* of this Annual Report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those that are set forth under "Special Note Regarding Forward-Looking Statements," *"Part I, Item 1A. Risk Factors"* and elsewhere in this Annual Report. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

Overview

We are a values based media distribution company that uses technology to empower a vibrant and growing community to replace the Hollywood gatekeeper system and champion stories that amplify light for mainstream audiences.

Our community, known as the Angel Guild, is at the heart of this mission.

1) The Angel Guild votes to select film and TV shows.
2) The Angel Guild rallies in theaters to support film releases.
3) The Angel Guild funds future films and TV shows with their membership.

As of December 31, 2025, through the Angel Guild, approximately 2.0 million paying members help decide what film and TV projects we will market and distribute.

Pledge to Amplify Light

All Guild members make a written pledge stating: "When I vote, I pledge to help choose excellent entertainment that is true, honest, noble, just, authentic, lovely or admirable."

Components of Results of Operations

Revenue

We primarily generate revenue from the following sources:

- **Angel Guild** revenue comes from monthly or annual membership fees. Currently there are three possible tiers for membership, Basic with Ads, Basic, and Premium. All memberships allow voting for every Angel Studios release, give early access for streaming, and help fund our original films, increasing new content releases. The Basic and Premium tiers have no ads during shows and the Premium tier includes two complimentary tickets to every Angel Studios theatrical release and a discount for all merchandise.

- **Theatrical Distribution** revenue comes from releasing our original films with our exhibitor partners. Every time a moviegoer purchases a ticket from the partner theaters, we receive a percentage of the box office revenue. For most international theaters, the percentage of box office revenue is first paid to a distributor who then pays us.

- **Content Licensing** revenue comes from licensing our films and TV shows to other distributors such as Amazon, Apple and Netflix. Our future plans include licensing the rights to our films and TV shows for other experiences such as derivative shows, video games, theme parks and Broadway-style plays.

- **Other** revenue is generated from sales of merchandise related to our films and series, as well as physical DVD sales. We also offer a direct online store for Angel Studios themed products and wholesale products to retail partners.

Bitcoin Treasury Strategy

As of December 31, 2025, we held an aggregate of approximately 303.1 bitcoins. This equates to 1.7925 bitcoin per million shares of our Common Stock. We plan to continue to acquire and hold bitcoin as a strategic treasury asset as an adjunct to our core film and TV distribution business. The continued implementation of our bitcoin treasury strategy aims to support our mission-driven approach of funding the world's best filmmakers in producing stories that amplify light for generations to come. The overall strategy contemplates that we may (i) enter into capital raising transactions that are collateralized by our bitcoin holdings, (ii) consider pursuing strategies to create income streams or otherwise generate funds using our bitcoin holdings and (iii) periodically sell bitcoin for general corporate purposes, including to generate cash to meet our operating requirements.

Financings

Regulation A Offerings

From time to time, we conduct offerings under Regulation A of the Securities Act, the proceeds of which we use for working capital and other general corporate purposes.

In September 2024, we sold an aggregate of 3,538,661 shares of our Class A Common Stock, pursuant to an offering under Regulation A of the Securities Act. The price of the Class A Common Stock was $5.66 per share, and the Regulation A Offering generated gross proceeds of approximately $20.0 million. We used the proceeds from the Reg A Offering to manage our business and provide working capital for our operations, as well as expenses relating to salaries and other compensation to our officers and employees.

In September 2025, we sold an aggregate of 6,688,077 shares of our Class A Common Stock, pursuant to an offering under Regulation A. The price of the Class A Common Stock was $8.23 per share, and the Regulation A Offering generated gross proceeds of approximately $55.0 million. We used the proceeds from the Reg A Offering to manage our business and provide working capital for our operations, as well as expenses relating to salaries and other compensation to our officers and employees.

At the Market Offering

On December 5, 2025, we entered into an equity distribution agreement (the "Equity Distribution Agreement"), dated as of December 5, 2025, with Oppenheimer & Co. Inc., TCBI Securities, Inc., doing business as Texas Capital Securities, Maxim Group LLC and Roth Capital Partners, LLC (each, a "Sales Agent," and together, the "Sales Agents"), providing for the offer and sale to or through the Sales Agents, from time to time, shares of our Class A common stock, par value $0.0001 per share (the "Common Stock"), having an aggregate offering price of up to $150,000,000. During the year ended December 31, 2025, we sold an aggregate of 196,348 shares of our Class A Common stock, generating gross proceeds of $1.0 million.

In accordance with the terms of the Equity Distribution Agreement, we may offer and sell shares of our Common Stock at any time and from time to time through the Sales Agents. Sales of the shares, if any, will be made by means of transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), including block trades and sales made in ordinary brokers' transactions on the NYSE or otherwise at market prices prevailing at the time of the sale, at prices related to prevailing market prices or at negotiated prices.

The Sales Agents will receive from us a commission of up to 3.0% of the gross sales price per share for any shares sold through it under the Equity Distribution Agreement. The net proceeds we receive from the sale of our Common Stock in this offering will be the gross proceeds received from such sales less the commissions and any other costs we may incur in issuing the shares. Subject to the terms and conditions of the Equity Distribution Agreement, the Sales Agents are not required to sell any specific number or dollar amount of shares but will use their commercially reasonable efforts to sell on our behalf any shares to be offered under the Equity Distribution Agreement. Under the terms of the Equity Distribution Agreement, we also may sell shares to the Sales Agents as principals for their own account to the extent permitted under the Securities Act and the Exchange Act.

Off the Chain

On September 11, 2024, we and Off the Chain, LP ("Off the Chain"), a leading bitcoin asset management firm, entered into an agreement in principle for an investment by Off the Chain of approximately $10.0 million to help support our bitcoin treasury strategy. On September 30, 2024, we entered into a stock purchase agreement with Off the Chain, pursuant to which Off the Chain agreed to purchase an aggregate of 1,769,328 shares of Class A Common Stock, at a price of $5.66 per share, for an aggregate purchase price of

$10.0 million, payable in bitcoin. The sale closed on October 10, 2024. We used the proceeds from our sale of Class A Common Stock to Off the Chain to support our bitcoin treasury strategy.

Loan and Security Agreement with Warrant Offering

On September 8, 2025, we entered into a Loan and Security Agreement with certain lenders, which provides us with an up to $100.0 million term loan with a delayed draw feature, which is composed of four committed tranches: (i) the first tranche in an aggregate principal amount of $40.0 million, which was funded on the closing date; (ii) the second tranche in an aggregate principal amount equal to $20.0 million, which was drawn in February 2026; (iii) the third tranche in an aggregate principal amount equal to $20.0 million, which may be drawn by December 31, 2026 and (iv) the fourth tranche in an aggregate principal amount equal to $20.0 million, which may be drawn by June 30, 2027. The availability of each tranche will be subject to achievement by us of certain conditions, including, without limitation, achievement of a specified minimum annualized recurring revenue and receipt by us of a minimum of net cash proceeds from the sale or issuance of equity. Borrowings under the credit facility will be used to pay off certain of the Company's existing indebtedness, as well as for general working capital purposes and business operations.

In connection with the credit facility, the Company issued each lender thereunder a warrant to purchase stock to purchase an aggregate amount of 1,462,682 shares of the Company's Class A common stock with an exercise price per share of $7.29. The Warrants vest and become exercisable in proportion to and in conjunction with the advancement of each tranche under the Credit Facility. The warrants will expire on September 11, 2030.

Other

During the year ended December 31, 2025, we sold an aggregate of 9,266,477 shares of Class A Common Stock to various purchasers, generating gross proceeds of approximately $49.1 million. The issuances of the Class A Common Stock were made in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. We intend to use the proceeds from the sales of Class A common stock to manage our business and provide working capital for our operations. The proceeds may also be used to pay expenses relating to salaries and other compensation to our officers and employees.

P&A Subsidiaries

Over the past year, we have formed several subsidiaries (each, a "P&A Subsidiary") to exploit the commercial potential of specific films. Generally, a P&A Subsidiary enters into a distribution agreement with a filmmaker/production company to license the rights to market and distribute a film. The P&A Subsidiary then executes a services agreement with us to market the film's theatrical release. The P&A Subsidiary also sublicenses the film to us for distribution via the Angel App and our website, as well as to other distribution networks. In exchange for our right to distribute the film, we retain a share of revenue generated by our distribution of the film to the Guild.

P&A Subsidiaries have dual class voting structures: preferred shares, which are offered to investors under Regulation A; and common shares, which we purchase at formation and which are the sole voting shares of a P&A Subsidiary. Typically, the preferred shares have a 'Stated Value' of 115-120% of the price at which the shares are sold. A P&A Subsidiary's board of directors may, upon determining that the company has sufficient available funds, pay the Stated Value to preferred shareholders. Payments are made from receipts generated by the film's theatrical release, after movie theaters have taken their negotiated share. If revenue generated from a film's theatrical release is insufficient to pay the Stated Value, P&A Subsidiaries may pay the Stated Value from revenue generated by the film's distribution, merchandizing sales, and other commercial exploitation. Upon full payment of the Stated Value, a P&A Subsidiary's preferred shares are automatically redeemed, and we become the entity's sole owner. After a P&A Subsidiary has redeemed its preferred shares, the subsidiary splits remaining revenue with the filmmaker according to the terms of the Distribution Agreement.

We are legally distinct from the P&A Subsidiaries, and investments in them are distinct from an investment in us. A P&A Subsidiary is formed solely to exploit the commercial potential of a single film, and proceeds generated from a subsidiary's offering of preferred shares are used to market and distribute that one film. A P&A Subsidiary has no other business or assets other than its exploitation of the rights to the film. The subsidiary's shareholders do not have any rights to our assets or securities if a film does not perform well financially.

Investors in our common stock are investing in us and our business, which is broader than the marketing of a single film. Investors in our Common Stock do not have any right to payment of any amounts from the receipts of a film's theatrical release prior to dividend payments made to the shareholders of the P&A Subsidiaries.

P&A Subsidiaries are required to file current and periodic reports with the SEC pursuant to Rule 257(b) of Regulation A. Unlike us, P&A Subsidiaries do not have reporting obligations under Section 15 of the Exchange Act.

Recent Developments

Homestead Merger

On November 14, 2025, we entered into an Agreement and Plan of Merger ("Homestead Merger Agreement"), by and among the Company, Angel Black Autumn Merger Sub, Inc., a Delaware Corporation and wholly-owned subsidiary of the Company, Black Autumn Show, Inc., a Delaware Corporation ("Homestead") and the Stockholder Representative (as defined in the Black Autumn Merger Agreement), pursuant to which we will acquire directly or indirectly all of the equity interests of Black Autumn Show, Inc. ("Black Autumn"), which owns the rights to the Homestead movie and series. Under the terms of the Homestead Merger Agreement, if the merger is completed, at the effective time of the merger, the following consideration will be payable: at the effective time, each holder of issued and outstanding shares of Black Autumn Stock will be entitled to receive (a) that number of shares of our Class A Common Stock equal to (i)(A) the Homestead Per Share Merger Consideration multiplied by (B) the number of shares Homestead Stock held by such holder as of immediately prior to the Effective Time, divided by (ii) $6.13, plus (b) such holder's Homestead Pro Rata Share of the Homestead Royalty Shares. All capitalized terms used in this paragraph are used as defined in the Homestead Merger Agreement, which is filed as Exhibit 10.16 to this Annual Report.

Toothy Cow Productions Merger

On November 14, 2025, we entered into an Agreement and Plan of Merger ("TCP Merger Agreement"), by and among Angel TCP Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Angel, Toothy Cow Productions, LLC, a Tennessee limited liability company ("TCP"), and the unitholder representative, pursuant to which we will acquire directly or indirectly all of the equity interests of TCP, which owns the rights to the Wingfeather Saga series. Under the terms of the TCP Merger Agreement, if the merger is completed, at the effective time of the merger, the following consideration will be payable: at the effective time, all of the issued and outstanding common units of membership interests of TCP (the "TCP Common Units"), preferred unit of membership interests of TCP designated as Class A Preferred Units (the "TCP Class A Preferred Units"), and preferred unit of membership interests of TCP designated as Class B Preferred Units (the "TCP Class B Preferred Units," and, collectively with the TCP Common Units and the TCP Class B Preferred Units, the "TCP Units") will be cancelled and extinguished and converted automatically into the right to receive a portion of the TCP Aggregate Stock Consideration. With respect to holders of TCP Units, the TCP Aggregate Stock Consideration is equal to (a) the TCP Stock Consideration Per Common Unit, multiplied by (b) the number of shares of TCP Units held by such holder as of immediately prior to the TCP Closing; with respect to holders of TCP Class A Preferred Units, the TCP Aggregate Stock Consideration is equal to (a) the TCP Stock Consideration Per Class A Preferred Unit, multiplied by (b) the number of shares of TCP Class A Preferred Units held by such holder as of immediately prior to the TCP Closing; and with respect to holders of TCP Class B Preferred Units, the TCP Aggregate Stock Consideration is equal to (a) the TCP Stock Consideration Per Class B Preferred Unit, multiplied by (b) the number of shares of TCP Class B Preferred Units held by such holder as of immediately prior to the TCP Closing. All capitalized terms used in this paragraph are used as defined in the TCP Merger Agreement, which is filed as Exhibit 10.14 to this Annual Report.

Tuttle Twins Show Merger

On November 14, 2025, we entered into an agreement and plan of merger ("TTS Merger Agreement") pursuant to which we will acquire directly or indirectly all of the equity interests of Tuttle Twins Show, LLC. ("TTS"), which owns the rights to the Tuttle Twins series. Under the terms of the TTS Merger Agreement, if the merger is completed, at the effective time of the merger, the following consideration will be payable: at the Effective Time, all of the issued and outstanding common units of membership interests of TTS (the "TTS Common Units") and preferred units of membership interests of TTS (the "TTS Preferred Units," and, together with the TTS Common Units, the "TTS Units") will be cancelled and extinguished and converted automatically into the right to receive the TTS Merger Consideration, consisting of, as applicable, (a) for TTS Investors, an amount in cash equal to the TTS Investor Per Unit Cash Consideration and a number of shares of the Company's Class A Common Stock equal to the TTS Investor Per Unit Stock Consideration, (b) for TTS Key Operators, a number of shares of Company Class A Common Stock equal to the TTS Key Operator Per Unit Stock Consideration. All capitalized terms used in this paragraph are used as defined in the TTS Merger Agreement, which is filed as Exhibit 10.15 to this Annual Report.

Asset Purchase Agreement

The Company entered into a term sheet (the "Term Sheet") with 2521 Entertainment, LLC ("2521", together with the Company, the "JV Partners") that sets forth the principal terms and conditions governing the joint venture between the JV Partners, through Giant Slayer Media LLC ("Giant Slayer Media" or the "JV"). The Term Sheet, pursuant to its terms, became binding on October 7, 2025, upon the execution of that certain Asset Purchase Agreement by and between Slingshot USA LLC ("Slingshot") and Giant Slayer Media, also dated as of October 7, 2025 (the "Asset Purchase Agreement"). The Term Sheet will remain in effect until the earlier of (a) the execution of the definitive Limited Liability Company Agreement for the JV (the "LLCA") and a distribution agreement between the Company (or one of its affiliates) and Giant Slayer Media (the "Distribution Agreement") or (b) the mutual agreement of the JV Partners to terminate the Term Sheet.

Pursuant to the Term Sheet, the Company contributed $31,366,686 and 2521 contributed $46,550,473 in cash to the JV. Moreover, the Company was credited, as a capital contribution, an amount equal to $2,342,277 on account of a previous investment with Slingshot, which resulted in the Company's total initial capital contribution of $33,708,963. Following the cash contribution by the JV Partners, the equity split in the JV became 42% to the Company and 58% to 2521.

Separately, under the Term Sheet, the JV Partners agreed to negotiate in good faith and execute definitive agreements to implement the terms of the Term Sheet, including the Asset Purchase Agreement, the LLCA and the Distribution Agreement, each in form and substance reasonably acceptable to the JV Partners. The LLCA became effective on October 2, 2025, and the Distribution Agreement became effective on November 19, 2025.

Under the Term Sheet, and by means of the Asset Purchase Agreement, Giant Slayer Media acquired substantially all of the assets of Slingshot related to the animated feature film, DAVID, the associated works and certain other ancillary rights and obligations, for an aggregate purchase price of $77,917,159 in cash. Further, except as may be otherwise provided in the Distribution Agreement: (a) Giant Slayer Media acquired ownership of the Purchased Assets under the Asset Purchase Agreement; (b) each of the JV Partners agreed to assign, and caused its affiliates and personnel to assign, to Giant Slayer Media all rights, title and interest in and to any derivative works, sequels, prequels, spinoffs or other works based on or derived from the Purchased Assets and (c) all such rights will automatically vest in Giant Slayer Media without further action. The Company or its relevant affiliate is acting as the distributor of the Purchased Assets under the Distribution Agreement, which contain specific payment terms, events of default and guaranty terms. The relationship of the JV Partners in the JV is governed by the LLCA, which contain specific terms regarding the distribution of proceeds received from the Company under the Distribution Agreement and other terms relating to the management of the JV.

In addition to the consummation of the transactions contemplated in the Term Sheet, the Asset Purchase Agreement also provided for, upon the closing of the transactions contemplated therein, the revocation by Slingshot of its deemed termination of the distribution agreement between the Company and Slingshot and the dismissal of the current lawsuit, brought by Slingshot against Angel Studios Licensing, LLC, the Company's affiliate, pursuant to a Confidential Dismissal Agreement and Mutual Release effective as of October 7, 2025, by and between Angel Studios Licensing, LLC and Slingshot. The Dismissal Agreement resolved in full the action titled Slingshot USA, LLC v. Angel Studios Licensing, LLC, Case No. 250401064, in the Fourth Judicial District Court, Utah County, State of Utah, and any and all claims arising from or relating to the parties' prior content distribution agreement concerning DAVID and Young David. Slingshot dismissed the Lawsuit with prejudice on October 8, 2025. The foregoing summary does not purport to be a complete description and is subject to and qualified in its entirety to the full text of the Term Sheet, which is filed as Exhibit 10.8 to this Annual Report.

Financial Operations Overview

Revenues

Historically, we have primarily generated revenue from the Angel Guild, theatrical distribution, content licensing and other. See "*Revenue*" for more information.

Cost of Revenues

Cost of revenues represents the direct costs incurred by us in generating our revenue. These costs include expenses directly associated with the goods or services sold during the reporting period. Components of cost of revenues include items such as licensing royalty expense, free theatrical tickets for premium Guild members, content amortization, film delivery costs, hosting, merchandise costs, credit card fees, freight and shipping costs and costs of services provided.

Operating Expenses

Selling and Marketing: Selling and marketing expenses include the promotion of the Angel Guild and increasing memberships, as well as current and future theatrical releases. As we continue to bring on additional content, drive Angel Guild memberships and promote future theatrical releases, this cost is expected to continue to rise.

Research and Development: Research and development expenses consist of personnel necessary to continue our focus on improving existing products, optimizing existing services and developing new technology to better meet the needs of our customers and partners. These expenses also include the amortization of capitalized software. See Note 8, *Capitalized Software, Net* for more information.

General and Administrative: General and administrative expenses consist of the increased support staff necessary to manage the continued and expected growth of the business, including payroll and related expenses for executive, finance, content acquisition and administrative personnel, as well as recruiting, professional fees and other general corporate expenses.

Legal: Legal expenses include costs incurred in connection with legal proceedings, regulatory matters, compliance obligation, and corporate governance. Legal expenses may fluctuate based on the nature, timing, and complexity of matters encountered by us. While we strive to manage these costs effectively, they may have a material impact on our financial condition depending on the scope of ongoing or anticipated legal matters.

Results of Operations

The following represents our performance highlights for the year ended December 31, 2025, as compared to the year ended December 31, 2024:

	For the year ended December 31,		Change	
	2025	2024	2025 vs. 2024	
Revenues	$ 321,558,306	$ 96,516,439	$ 225,041,867	233 %
Cost of revenues	124,859,025	44,359,743	80,499,282	181 %
Selling and marketing	297,318,582	92,916,888	204,401,694	220 %
General and administrative	37,865,112	22,283,772	15,581,340	70 %
Research and development	15,527,749	12,842,710	2,685,039	21 %
Legal expense	10,096,316	10,832,877	(736,561)	(7)%
Operating loss	(164,108,478)	(86,719,551)	(77,388,927)	89 %
Net gain (loss) on digital assets	(1,792,728)	1,683,946	(3,476,674)	(550)%
Interest expense	(11,834,846)	(2,366,014)	(9,468,832)	400 %
Interest income	5,445,207	3,490,743	1,954,464	56 %
Other income (expense)	1,799,524	(1,000,000)	2,799,524	(280)%
Loss before income tax expense	(170,491,321)	(84,910,876)	(85,580,445)	101 %
Income tax expense	—	3,534,602	(3,534,602)	(100)%
Net loss	$ (170,491,321)	$ (88,445,478)	$ (82,045,843)	93 %

Revenues

The following represents our revenue by type for the year ended December 31, 2025, as compared to the year ended December 31, 2024:

	For the year ended December 31,		Change	
	2025	2024	2025 vs. 2024	
Angel Guild	$ 209,724,757	$ 35,646,375	$ 174,078,382	488 %
Theatrical	77,008,602	29,445,641	47,562,961	162 %
Content licensing	24,466,996	16,588,700	7,878,296	47 %
Merchandise	7,359,835	5,808,750	1,551,085	27 %
Pay it Forward	1,078,466	5,610,677	(4,532,211)	(81)%
Theatrical Pay it Forward	719,370	2,213,993	(1,494,623)	(68)%
Other	1,200,280	1,202,303	(2,023)	— %
Total revenue	$ 321,558,306	$ 96,516,439	$ 225,041,867	233 %

During the year ended December 31, 2025 compared to the year ended December 31, 2024, the increase in revenues was largely due to: 1) an increase in Angel Guild revenue by $174.1 million as a result of increased Angel Guild members from approximately 0.6 million to approximately 2.0 million from December 31, 2024 to December 31, 2025, 2) an increase in Theatrical revenue by $47.6 million as a result of more successful theatrical box office releases in 2025, including the King of Kings and David, 3) an increase in content licensing revenue of $7.9 million as a result of larger licensing deals being entered into from our 2025 theatrical releases,compared to 2024 which had smaller theatrical box office releases and in turn smaller licensing deals and 4) an increase in Merchandise revenue of $1.6 million as our films brand recognition become stronger. This increase was offset by a decrease in Pay it Forward and Theatrical Pay it Forward revenue of $6.0 million, due to our focus transitioning away from Pay it Forward and focusing more on the Angel Guild.

Cost of Revenues

The following represents our costs of revenue by type for the year ended December 31, 2025, as compared to the year ended December 31, 2024:

| | For the year ended December 31, | | Change | |
	2025	2024	2025 vs. 2024	
Angel Guild	$ 36,038,504	$ 6,722,490	$ 29,316,014	436 %
Theatrical	6,710,115	2,540,130	4,169,985	164 %
Royalties	58,626,459	17,374,568	41,251,891	237 %
Other	23,483,947	17,722,555	5,761,392	33 %
Total cost of revenues	$ 124,859,025	$ 44,359,743	$ 80,499,282	181 %

During the year ended December 31, 2025 compared to the year ended December 31, 2024, the increase in cost of revenues was largely due to: 1) an increase in Angel Guild cost of revenues by $29.3 million was a result of increased memberships and the associated transaction fees of $19.2 million related to that growth, as well as an increased number of free movie tickets for premium Angel Guild members for Angel theatrical releases of $7.9 million. The increase in theatrical cost of revenues of $4.2 million was a result of 8 films being released during the year ended December 31, 2025 with only 5 films being released during the year ended December 31, 2024. The increase in royalties of $41.3 million was a result of higher royalties earned by filmmakers, with most of the increase directly related to the profit sharing of the Angel Guild revenues during the year.

Selling and Marketing

The following represents our selling and marketing expenses by type for the year ended December 31, 2025, as compared to the year ended December 31, 2024:

| | For the year ended December 31, | | Change | |
	2025	2024	2025 vs. 2024	
Angel Guild	$ 163,105,904	$ 33,986,411	$ 129,119,493	380 %
Theatrical	116,843,847	48,804,537	68,039,310	139 %
Other	17,368,831	10,125,940	7,242,891	72 %
Total selling and marketing	$ 297,318,582	$ 92,916,888	$ 204,401,694	220 %

During the year ended December 31, 2025, compared to the year ended December 31, 2024, the increase in selling and marketing expenses was largely due to: 1) an increase in Angel Guild sales and marketing expenses of $129.1 million as a result of the promotion of the Angel Guild in an effort to increase memberships and 2) an increase in theatrical sales and marketing expenses of $68.0 million as a result of 8 box theatrical box office releases in 2025 compared to 5 box office releases in 2024. As we continue to bring on additional content, drive Angel Guild memberships and promote future theatrical releases, this cost is expected to fluctuate, but overall remain high and be a significant component of our operating expenses.

Other Operating Expenses

For the year ended December 31, 2025, compared to the year ended December 31, 2024, the increase in general and administrative costs of $15.6 million were primarily related to: 1) additional employee costs of $3.5 million during 2025 related to the support staff necessary to manage the continued and expected growth of the business, 2) additional equity issuance costs of $5.3 million during 2025 due to an increase in the cost of equity granted to employees, 3) additional 3rd party accounting and auditing services of $3.9 million as a result of the costs incurred from the Business Combination, 4) additional foreign withholding tax of $0.7 million as a result of increase licensing deals in international territories, 5) amortization of $1.0 million of the prepaid content rights related to a First Look Agreement the Company entered into with an artist granting the Company the right of first refusal on the artist's future projects, and 6) additional software costs of $0.7 million.

For the year ended December 31, 2025, compared to the year ended December 31, 2024, the increase in research and development costs of $2.7 million were primarily related to: 1) additional employee costs of $0.6 million related to additional staff necessary to manage the continued and expected growth of the business, 2) additional software costs of $0.9 million, and 3) additional amortization of capitalized software of $1.3 million. The increase in research and development expenses also reflects our expanded investment in artificial intelligence capabilities and AI-assisted development practices. During 2025, we integrated AI development tools across our engineering organization and invested in an AI-enhanced discovery and recommendation system, which helped lead to increased member engagement with our film and TV show library. We believe our adoption of AI-accelerated development practices improves our engineering productivity and enables us to allocate a greater proportion of our technical resources to architecture, product design, and quality assurance rather than manual code generation. We expect to continue increasing our investment in AI tools and capabilities in future periods.

For the year ended December 31, 2025, compared to the year ended December 31, 2024, the decrease in legal expense of $0.7 million was largely a result of a decrease in legal costs associated with The Chosen arbitration and estimated liabilities as a result of the arbitration during 2024, which was offset by additional legal costs from the Business Combination. For more information, see *"Part I, Item 3. Legal Proceedings."*

Other Income and Expense

The decrease in the gain/loss on digital assets of $3.5 million in 2025 is a result of measuring our digital assets at fair value at the end of each reporting period per Accounting Standards Update ("ASU") No. 2023-08 and the value of bitcoin decreasing during the year ended December 31, 2025. During the year ended December 31, 2024, we sold a portion of our digital assets and as such recognized a realized gain of $1.7 million.

The increase in interest expense of $9.5 million is related to a higher dollar amount of P&A and other notes entered into and outstanding during the year ended December 31, 2025, compared to the year ended December 31, 2024, as can be seen on our consolidated statements of cash flows.

The increase in interest income of $2.0 million is the result of higher cash balances during the year ended December 31, 2025, compared to the year ended December 31, 2024.

For the year ended December 31, 2025, the $1.8 million in other income is the result of a $2.4 million gain related to an IRS regulation released in Q4 2025, which, as a result, allowed the Company to remove a previously booked excise tax accrual in relation to the Business Combination, offset by $0.6 million in expenses related to the impairment of investments. For the year ended December 31, 2024, the $1.0 million other expense was related to an impairment loss on an equity investment.

Liquidity and Capital Resources

Operating and Capital Expenditure Requirements

| | As of | | | Change | |
	December 31, 2025	December 31, 2024		2025 vs. 2024	
Cash and cash equivalents	$ 44,083,233	$ 7,211,826	$	36,871,407	511 %
Accrued settlement costs	—	4,371,971		(4,371,971)	(100)%
Loan guarantee payable	—	9,112,500		(9,112,500)	(100)%
Notes payable	97,166,069	11,455,940		85,710,129	748 %

Cash and cash equivalents increased by $36.9 million in the year ended December 31, 2025, due to cash flow provided by financing activities of $175.8 million, offset by cash used in operating activities of $83.3 million and cash used in investing activities of $55.6 million.

To date, we have funded a significant portion of our operations through private and public offerings of our common stock and raise of money through notes payable. As of December 31, 2025, we had cash on hand of approximately $44.1 million. Notes payable currently consists of 1) P&A notes in the amount of $55.5 million with amounts due based on timing of certain cash proceeds, but which amounts are expected to be paid within the next twelve months, 2) financing of a convertible note in the amount of $5.5 million, which will be due, if not converted into equity beforehand, by May 1, 2027, and 3) a financing facility in the amount of $100.0 million, of which $40.0 million is currently drawn, with interest payable monthly and principal installments starting in November 2027 and a final maturity of October 1, 2030. These amounts were offset by $3.8 million in debt issuance costs and debt discounts. As we continue to grow, we expect to raise additional funds to cover any shortfall in operating needs. We project that our existing capital resources, including cash, accounts receivables, licensing receivables, recurring revenues from our membership base, and the ability to sell our digital assets if necessary, will be sufficient to meet our operating requirements for at least the next twelve months.

Evaluation of Going Concern

The consolidated financial statements have been prepared assuming we will continue to operate as a going concern within one year from the date of issuance of these consolidated financial statements. For the year ended December 31, 2025, we incurred a net loss of approximately $170.5 million and used cash in operating activities of approximately $83.3 million. We have an accumulated deficit of approximately $241.5 million as of December 31, 2025. A significant portion of the net loss for the period ended December 31, 2025 was due to the continued marketing expenses to increase Angel Guild memberships and support our theatrical releases. We anticipate that as we continue to grow the business, we will incur operating losses and use cash in operating activities during 2026.

We have seen tremendous growth in our revenue as a result of 1) increasing Angel Guild memberships, 2) having a strong pipeline of theatrical releases through 2026 and 3) finding success in post-theatrical window licensing agreements. Theatrical releases typically require a large upfront capital commitment for marketing the film. We finance marketing activities for theatrical releases through two primary methods: 1) Regulation A offerings that are tailored to raise money for the print and advertising costs ("P&A") for specific theatrical releases and 2) P&A loan agreements with individual and institutional investors. During the year ended December 31, 2025, we raised $13.2 million from Regulation A offerings and received $84.0 million from P&A loans, both of which were used for P&A in various theatrical releases during the year. During the year ended December 31, 2024, we raised $5.0 million from Regulation A offerings and received $23.3 million from P&A loans. During the year ended December 31, 2025, we paid $43.5 million for the repayments of P&A loans, including interest and paid $15.8 million as a redemption of shares for Regulation A investors, from the proceeds collected from the theatrical releases and other revenues earned. During the year ended December 31, 2024, we paid $17.9 million for the repayments of P&A loans, including interest and paid $0.0 million as a redemption of shares for Regulation A investors, from the proceeds collected from the theatrical releases and other revenues earned.

Additionally, we have raised capital through the sale of our common stock, generating approximately $104.1 million of cash during the year ended December 31, 2025 and we have grown from approximately 0.6 million Angel Guild members, as of December 31, 2024, to approximately 2.0 million Angel Guild members, as of December 31, 2025, generating approximately $254.8 million in cash from Angel Guild paid memberships during the year ended December 31, 2025. In addition, in February 2026, the second tranche of the Company's Loan and Security Agreement was drawn, for an aggregate principal amount equal to $20.0 million. Management believes it will be able to continue to fund operating capital shortfalls for the next year through the issuance of debt and our common stock. While there is no assurance of success, management remains committed to its plans to grow revenues and manage expenses. If these efforts are not successful, or if securing debt and selling our common stock on acceptable terms proves challenging, we can reduce our spend on marketing of the Angel Guild, which could materially affect our growth, our financial condition and/or our ability to continue as a going concern.

Discussion of Operating, Investing, Financing Cash Flows

Operating Activities. Cash flows used in operating activities for the year ended December 31, 2025, as compared to the year ended December 31, 2024, were as follows:

	For the year ended December 31,		
	2025	**2024**	**Net Change**
Net cash and cash equivalents used in operating activities	$ (83,331,965)	$ (51,296,510)	$ (32,035,455)

Cash flows used in operating activities for the year ended December 31, 2025 was $83.3 million compared to cash flows used in operating activities of $51.3 million for the year ended December 31, 2024. The increase in cash used in operating activities during 2025, compared to 2024, is due largely to the larger net loss generated during the current year of $82.0 million, an increase in accounts receivable of $42.8 million resulting in less proceeds received, partially offset by an increase in accounts payable and accrued expenses of $19.4 million, a higher deferred revenue balance of $26.1 million, a decrease in licensing receivables of $10.3 million, an increase in accrued licensing royalties of $23.3 million, and an increase in both depreciation and amortization expense of $6.5 million and stock-based compensation expense of $6.0 million.

Investing Activities. Cash flows used in investing activities for the year ended December 31, 2025, as compared to the year ended December 31, 2024, were as follows:

| | For the year ended December 31, | | | | Net Change | |
	2025		2024			
Purchases of property and equipment	$	(509,424)	$	(303,793)	$	(205,631)
Issuance of notes receivable		(986,386)		(1,865,603)		879,217
Collections of notes receivable		659,513		2,092,564		(1,433,051)
Purchase of digital assets		—		(624,644)		624,644
Sale of digital assets		99,117		2,287,978		(2,188,861)
Purchase of intangible assets		(3,006,012)		—		(3,006,012)
Additions to internal-use software		(8,693,434)		(8,415,649)		(277,785)
Purchase of content		(6,346,681)		(519,143)		(5,827,538)
Investments in affiliates		(36,967,815)		(5,495,376)		(31,472,439)
Return on investments in affiliates		165,774		—		165,774
Net cash and cash equivalents used in investing activities	$	(55,585,348)	$	(12,843,666)	$	(42,741,682)

Cash flows used in investing activities for the year ended December 31, 2025 was $55.6 million compared to cash flows used in investing activities of $12.8 million for the year ended December 31, 2024. The increase of cash flows used was largely due to the increased cash spend for investments in affiliates of $31.5 million largely due to the investment in Giant Slayer Media, an increase of our purchase of content of $5.8 million largely due to the purchase of the IP for Sketch, the purchase of prepaid content rights of $3.0 million related to a First Look Agreement the Company entered into with an artist granting the Company the right of first refusal on the artist's future projects, as well as a decrease in the disposition of digital assets of $2.2 million. Both periods saw moderate activity in issuing and collecting repayments on notes receivable, with more collections during 2024 being the result of several of our filmmakers paying us back these notes receivables during this period.

Financing Activities. Cash flows provided by financing activities for the year ended December 31, 2025, as compared to the year ended December 31, 2024, were as follows:

| | For the year ended December 31, | | | | Net Change | |
	2025		2024			
Repayment of notes payable	$	(67,053,622)	$	(18,438,039)	$	(48,615,583)
Repayment of loan guarantee		(10,175,490)		—		(10,175,490)
Receipt of notes payable		157,340,048		23,750,000		133,590,048
Repayment of accrued settlement costs		(4,371,972)		(188,042)		(4,183,930)
Exercise of stock options		636,449		619,237		17,212
Issuance of common stock		104,148,424		32,818,130		71,330,294
Investments in minority owned entities		—		8,800,000		(8,800,000)
Contribution of equity in noncontrolling interests		13,730,922		—		13,730,922
Redemption of equity in noncontrolling interests		(15,753,060)		—		(15,753,060)
Repurchase of common stock		(437,791)		(706,645)		268,854
Equity issuance costs		(705,441)		—		(705,441)
Equity issuance costs related to minority interests		(534,299)		(502,000)		(32,299)
Debt financing fees		(1,035,448)		—		(1,035,448)
Net cash and cash equivalents provided by financing activities	$	175,788,720	$	46,152,641	$	129,636,079

Cash flows provided by financing activities for the year ended December 31, 2025 were $175.8 million compared to cash flows provided by financing activities of $46.2 million for the year ended December 31, 2024. During the year ended December 31, 2025, we raised $55.0 million from a Regulation A offering, $49.1 million with issuance of our common stock, $13.7 million in equity from noncontrolling interests, and $157.3 million in notes payable. These were offset by the repayment of $43.5 million for P&A related notes, the repayment of $27.9 million of notes payable and accrued settlement costs, a $15.8 million redemption paid for equity in noncontrolling interests and a $10.2 million payment related to a loan guarantee. A portion of the additions in notes payable in 2025 was due to a refinancing strategy to consolidate debt, simplify the capital structure and lower interest costs. During the year ended

December 31, 2024, we raised $32.8 million with issuance of Common Stock and $23.8 million for P&A related activities, and repaid $18.4 million for P&A related activities during the same year.

Trends and Key Factors Affecting Our Performance

Angel Guild

We launched the Angel Guild in the second quarter of 2023. Since that time the Angel Guild grew to approximately 0.6 million paying members as of December 31, 2024 and approximately 2.0 million paying members as of December 31, 2025, accounting for 36.9% and 65.2% of our total revenue, respectively. We attribute the Angel Guild growth to many factors including, but not limited to, new and exclusive content being added regularly to the Angel Guild, marketing optimization and upselling to the Angel App user base. For the year ended December 31, 2025, the trailing twelve months average revenue per member is $13.67 per month.

Distribution and License Agreements

Our business does not currently generate revenue from distribution activities related to the Chosen Agreement. Revenue from distribution activities related to the Chosen Agreement has accounted for 0.0%, 6.40% and 19.70% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

On April 4, 2023, The Chosen initiated a private binding arbitration against us alleging certain material breaches of contract under the Chosen Agreement and seeking to terminate the Chosen Agreement pursuant to which we were granted a limited license to distribute, solely on the Angel App, all previous and future episodes and seasons of the TV series "The Chosen" and any future audiovisual productions derivatives thereof. On September 25, 2024, the arbitrator proceeding issued the Award granting The Chosen's breach of contract claims and terminating the Chosen Agreement effective as of May 28, 2024. The Award granted The Chosen monetary damages in the amount of $30.0 thousand, plus costs and an allocable portion of its attorney fees. The Award denied in full The Chosen's claims for the remedies of disgorgement of profits and corrective advertising.

On October 25, 2024, we filed an appeal of the Award with an appellate panel of arbitrators (the "Panel"), as permitted under the arbitration provision of the Chosen Agreement. On June 13, 2025, the Panel upheld the Award and we intend to comply with its terms, including with respect to the termination of the Chosen Agreement effective as of May 28, 2024.

On July 11, 2025, we entered into a settlement and release agreement with The Chosen for dismissal and mutual release of all pending matters. We settled all pending claims and liabilities as part of the Award in July 2025.

Angel Mobile and TV App Installs

We launched the Angel Mobile App in the fourth quarter of 2021 and the Angel TV App in the first quarter of 2022. The Angel App is available across iOS, Android, Roku, Fire TV, Samsung Smart TV, Apple TV, and Apple Vision Pro. We attribute the Angel App growth to many factors including, but not limited to, new and exclusive content being added regularly to the Angel app and marketing optimization.

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported periods. The SEC has defined a company's critical accounting policies as the ones that are most important to the portrayal of a company's financial condition and results of operations, and which require a company to make its most difficult and subjective judgments. Based on this definition, we have identified the critical accounting policies and judgments addressed below. Estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Long-lived Assets

Intangible assets with finite lives and property, plant and equipment are amortized or depreciated over their estimated useful life on a straight-line basis. We monitor conditions related to these assets to determine whether events and circumstances warrant a revision to the remaining amortization or depreciation period. We test these assets for potential impairment whenever our management concludes events or changes in circumstances indicate that the carrying amount may not be recoverable. The original estimate of an asset's useful life and the impact of an event or circumstance on either an asset's useful life or carrying value involve significant judgment regarding estimates of the future cash flows associated with each asset.

Capitalized internal-use software costs are primarily comprised of direct labor and technology related expenses. Internal-use software includes software utilized for cloud-based solutions as well as software for internal systems and tools. Costs are capitalized once the project is defined, funding is committed, and it is confirmed the software will be used for its intended use. Capitalization of these costs concludes once the project is complete and the software is ready for its intended purpose. Post-configuration training and maintenance costs are expensed as incurred.

Income Taxes

We account for income taxes under the liability method, whereby deferred tax asset or liability account balances are determined based on the difference between the financial statement and the tax bases of assets and liabilities using current tax laws and rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets when we expect the amount of tax benefit to be realized is less than the carrying value of the deferred tax asset.

Accounting for income taxes involves uncertainty and judgment on how to interpret and apply tax laws and regulations within our annual tax filings. Such uncertainties from time to time may result in a tax position that may be challenged and overturned by a tax authority in the future which could result in additional tax liability, interest charges and possibly penalties.

Stock-Based Compensation

All share-based payments, including grants of stock options and restricted stock units, are required to be recognized in the Company's financial statements based upon their respective grant date fair values. We use the Black-Scholes option pricing model or the Monte Carlo pricing model to estimate the value of employee stock options, which require a number of assumptions to determine the model inputs. These include the expected volatility of our stock and employee exercise behavior, which are based on historical data as well as expectations of future developments over the term of the option. The fair value of the Company's restricted stock units is based on the closing market price of its stock on the date of grant. The Company recognizes stock-based compensation net of actual forfeitures over the requisite service period of the award.

Other Estimates

See *"Part II, Item 8. Financial Statements and Supplementary Data—Note 1"* to the accompanying consolidated financial statements included herein for further discussion.

Off-Balance Sheet Arrangements

As of December 31, 2025, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risks in the ordinary course of our business, including changes in interest rates. Historically, fluctuations in interest rates have not had a significant impact on our operating results. As of December 31, 2025, we had no outstanding variable rate indebtedness, and we have not utilized any derivative financial instruments such as futures contracts, options and swaps, forward foreign exchange contracts or interest rate swaps and futures. In addition, any sales we make that are denominated in a foreign currency will be subject to risks associated with changes in currency exchange rates. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved. Overall, we believe that our exposure to interest rate risk and foreign currency exchange rate changes is not material to our financial condition or results of operations.

Item 8. Financial Statements and Supplementary Data

This information appears following Item 15 of this Annual Report and is included herein by reference.

Item 9. Changes In And Disagreements With Accountants On Accounting And Financial Disclosure

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15(b) and Rule 15d-15(b) under the Exchange Act, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated, as of December 31, 2025, the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e) and Rule 15d-15(e). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed by us in this Annual Report or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the rules and forms of the Exchange Act and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

We believe, however, that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud or error, if any, within a company have been detected.

Management's Report on Internal Controls Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control system is a process designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements in accordance with GAAP. All internal control systems, no matter how well designed, have inherent limitations and can only provide reasonable assurance with respect to financial reporting. Management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on this assessment, management determined that we maintained effective internal control over financial reporting as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the three months ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection

None

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

The information required by Item 10, other than the information regarding executive officers, which is included in Item 1 of this Annual Report, is incorporated by reference to the relevant information included in our proxy statement for our 2026 Annual Meeting of Stockholders.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to the relevant information included in our proxy statement for our 2026 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference to the relevant information included in our proxy statement for our 2026 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference to the relevant information included in our proxy statement for our 2026 Annual Meeting of Stockholders.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to the relevant information included in our proxy statement for our 2026 Annual Meeting of Stockholders.

Item 15. Exhibits And Financial Statement Schedules

(a) List of documents filed as a part of this Form 10-K:

(1) Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB Firm ID:270) F-2

Consolidated Financial Statements:

Consolidated Balance Sheets as of December 31, 2025 and 2024	F-3
Consolidated Statements of Operations as of December 31, 2025, 2024 and 2023	F-4
Consolidated Statements of Stockholders' Equity as of December 31, 2025, 2024, and 2023	F-5
Consolidated Statements of Cash Flows as of December 31, 2025, 2024 and 2023	F-6
Notes to Consolidated Financial Statements	F-7

(2) Consolidated Financial Statement Schedules:

The financial statements are listed in the Index to Consolidated Financial Statements, Notes and Schedules on page F-1

(3) Exhibits

The following exhibits are filed with this report. Exhibits which are incorporated herein by reference can be obtained from the SEC's website at sec.gov.

(b) *Exhibits:*

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated September 11, 2024, by and among Southport Acquisition Corporation, Sigma Merger Sub, Inc. and Angel Studios, Inc., incorporated by reference to Exhibit 2.1 on the Company's Form 8-K/A on September 11, 2024
2.2	Amendment No. 1 to Agreement and Plan of Merger, dated February 14, 2025, by and among the Company, Sigma Merger Sub, Inc. and Angel Legacy, incorporated by reference to Exhibit 2.1 of the Company's Current Report on Form 8-K, filed on February 14, 2025
2.3*+	Agreement and Plan of Merger between the Company, Angel Black Autumn Merger Sub, Inc., Black Autumn Show, Inc. and the Stockholder Representative, dated November 14, 2025
2.4*+	Agreement and Plan of Merger by and among by and among the Company, Angel TCP Merger Sub, LLC, Toothy Cow Productions, LLC and the unitholder representative, dated November 14, 2025
2.5*+	Agreement and Plan of Merger between the Company and Angel Tuttle Merger Sub, LLC, Tuttle Twins Show, LLC and the unitholder representative, dated November 14, 2025
3.1	Second Amended and Restated Certificate of Incorporation of Angel Studios, Inc., incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1 filed on September 16, 2025
3.2	Amended and Restated Bylaws of Angel Studios, Inc., incorporated by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-1 filed on September 16, 2025
4.1	Form of Subordinated Convertible Promissory Note, incorporated by reference to Exhibit 4.1 of Angel Legacy's Current Report on Form 8-K, filed on August 15, 2025
4.2	Warrant to Purchase Stock, incorporated by reference to Exhibit 4.1 of Angel Legacy's Current Report on Form 8-K, filed on September 10, 2025
4.3	Warrant to Purchase Stock, incorporated by reference to Exhibit 4.2 of Angel Legacy's Current Report on Form 8-K, filed on September 10, 2025
4.4	Angel Studios, Inc. 2025 Long-Term Incentive Plan, incorporated by reference to Exhibit 4.7 of the Company's Registration Statement on Form S-8, filed on November 18, 2025
4.5*	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
10.1	Settlement Agreement, dated August 26, 2020, incorporated by reference to Exhibit 1.3 of Angel Legacy's Form 1-U filed on September 15, 2020

10.2	Promissory Note and Security Agreement between Angel Studios, Inc. and VidAngel Entertainment, LLC, dated March 1, 2021, incorporated by reference to Exhibit 6.6 of Angel Legacy's Form 1-K filed on April 28, 2023
10.3	Form of Escrow Agreement by and between North Capital Private Securities Corporation and Angel Studios, Inc., incorporated by reference to Exhibit 1.2 of Angel Legacy's Form 1-A filed on June 20, 2024
10.4	P&A Loan Agreement between Angel P&A, LLC and Angel Studios, Inc., dated February 23, 2024, incorporated by reference to Exhibit 10.11 of Angel Legacy's Annual Report on Form 10-K filed on March 28, 2025
10.5	Amendment to P&A Loan Agreement between Angel P&A, LLC and Angel Studios, Inc., dated December 1, 2024, incorporated by reference to Exhibit 10.12 of Angel Legacy's Annual Report on form 10-K filed on March 28, 2025
10.6	Subscription Agreement, incorporated by reference to Exhibit 4.1 of Angel Legacy's amended Form 1-A filed on July 24, 2025
10.7	Broker-Dealer - Onboarding Agent Agreement – Reg A+ Tier 2, by and between Rialto Markets LLC and Angel Studios, Inc., effective June 16, 2025, incorporated by reference to Exhibit 1.1 of Angel Legacy's Form 1-A filed on July 24, 2025
10.8	Term Sheet by and between Angel Studios, Inc. and 2521 Entertainment, LLC, incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K, filed on October 8, 2025
10.9	Note and Warrant Purchase Agreement, incorporated by reference to Exhibit 10.1 of Angel Legacy's Current Report on Form 8-K, filed on May 9, 2025
10.10	Form of Subordinated Convertible Promissory Note, incorporated by reference to Exhibit 10.2 of Angel Legacy's Current Report on Form 8-K, filed on May 9, 2025
10.11	Form of Subordinated Convertible Promissory Note, incorporated by reference to Exhibit 4.1 to Angel Legacy's Current Report on Form 8-K filed on August 15, 2025
10.12	Loan and Security Agreement, incorporated by reference to Exhibit 10.1 of Angel Legacy's Current Report on Form 8-K, filed on September 10, 2025
10.13	Participation Rights Agreement, incorporated by reference to Exhibit 10.2 of Angel Legacy's Current Report on Form 8-K, filed on September 10, 2025
10.14	Equity Distribution Agreement, dated December 5, 2025, between the Company and Oppenheimer & Co. Inc., TCBI Securities, Inc., doing business as Texas Capital Securities, Maxim Group LLC and Roth Capital Partners, LLC, incorporated by reference to Exhibit 1.1 of the Company's Current Report on Form 8-K, filed on December 5, 2025
10.15*+	Form of Support Agreement, by and among the Company and certain key equity holders of Black Autumn (included as Exhibit A to Exhibit 2.3 filed above)
10.16*+	Form of Support Agreement, by and among the Company and certain key equity holders of TCP
10.17*+	Form of Support Agreement, by and among the Company and certain key equity holders of TTS
10.18*+	Form of Black Autumn Key Operator Stock Restriction Agreement (included as Exhibit B to Exhibit 2.3 filed above)
10.19*+	Form of TTS Key Operator Stock Restriction Agreement
10.20*	Ratification and First Amendment to Loan and Security Agreement, effective as of September 9, 2025
19.1*	Angel Studios, Inc. Securities Trading Policy
21.1	List of Significant Subsidiaries
23.1*	Consent of Tanner LLP
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002
97.1*	Angel Studios, Inc. Executive Officer Incentive Compensation Recovery Policy
101.INS	Inline XBRL Instance Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

---

*   Filed herewith.

\+   Certain exhibits and schedules to this Exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ANGEL STUDIOS, INC.

DATE: March 12, 2026

/s/ Neal Harmon
Neal Harmon
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Neal Harmon Neal Harmon	Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2026
/s/ Scott Klossner Scott Klossner	Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2026
/s/ Paul Ahlstrom Paul Ahlstrom	Director	March 12, 2026
/s/ Katie Liljenquist Katie Liljenquist	Director	March 12, 2026
/s/ Mina Nguyen Mina Nguyen	Director	March 12, 2026
/s/ Steve Sarowitz Steve Sarowitz	Director	March 12, 2026
/s/ Robert C. Gay Robert C. Gay	Director	March 12, 2026
/s/ Benton Crane Benton Crane	Director	March 12, 2026

ANGEL STUDIOS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Angel Studios, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Angel Studios, Inc. and subsidiaries (collectively, the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ TANNER LLP

We have served as the Company's auditor since 2016
Lehi, Utah
March 12, 2026

ANGEL STUDIOS, INC.
Consolidated Balance Sheets

		As of		
		December 31, 2025		**December 31, 2024**
Assets				
Current assets:				
Cash and cash equivalents	$	44,083,233	$	7,211,826
Accounts receivable, net		51,122,866		16,234,301
Current portion of licensing receivables, net		9,695,562		8,785,636
Physical inventory		1,264,101		1,711,638
Current portion of notes receivable		1,368,581		747,282
Loan guarantee receivable		—		9,112,500
Royalty advance		13,827,626		2,342,862
Prepaid expenses and other		13,515,986		6,803,155
Total current assets		134,877,955		52,949,200
Licensing receivables, net		2,579,252		12,074,629
Notes receivable, net of current portion		3,940,918		4,235,344
Property and equipment, net		709,845		778,927
Content, net		6,272,925		1,710,866
Intangible assets, net		3,850,035		1,917,155
Capitalized software, net		13,308,247		12,856,305
Digital assets		26,527,560		12,457,387
Investments in affiliates		46,014,881		9,066,137
Operating lease right-of-use assets		3,240,021		2,744,693
Other long-term assets		89,924		589,924
Total assets	$	241,411,563	$	111,380,567
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	39,960,272	$	7,929,482
Accrued expenses		24,487,884		13,074,655
Current portion of accrued licensing royalties		31,257,950		15,362,400
Current portion of notes payable		55,473,665		11,455,940
Current portion of operating lease liabilities		1,284,747		673,295
Deferred revenue		66,534,622		22,171,808
Loan guarantee payable		—		9,112,500
Current portion of accrued settlement costs		—		280,238
Total current liabilities		218,999,140		80,060,318
Accrued settlement costs, net of current portion		—		4,091,733
Accrued licensing royalties, long-term		4,441,758		8,367,099
Notes payable, net of current portion		41,692,404		—
Operating lease liabilities, net of current portion		2,058,585		2,153,463
Total liabilities	$	267,191,887	$	94,672,613
Commitments and contingencies (Note 13)				
Stockholders' equity:				
Common stock, $0.0001 par value, 700,000,000 shares authorized; 169,095,572 and 144,396,852 shares issued and outstanding as of December 31, 2025, and December 31, 2024, respectively	$	16,909	$	14,440
Additional paid-in capital		210,079,998		95,485,005
Noncontrolling interests		5,653,837		8,222,953
Accumulated deficit		(241,531,068)		(87,014,444)
Total stockholders' equity		(25,780,324)		16,707,954
Total liabilities and stockholders' equity	$	241,411,563	$	111,380,567

See accompanying notes to the consolidated financial statements

ANGEL STUDIOS, INC.
Consolidated Statements of Operations

	Year Ended December 31,		
	2025	**2024**	**2023**
Revenue:			
Licensed content and other revenue	$ 319,760,470	$ 88,691,769	$ 167,150,134
Pay it Forward revenue	1,797,836	7,824,670	35,287,182
Total revenue	321,558,306	96,516,439	202,437,316
Operating expenses:			
Cost of revenues	124,859,025	44,359,743	86,032,540
Selling and marketing	297,318,582	92,916,888	74,181,413
General and administrative	37,865,112	22,283,772	18,121,437
Research and development	15,527,749	12,842,710	9,704,473
Legal expense	10,096,316	10,832,877	2,038,974
Total operating expenses	485,666,784	183,235,990	190,078,837
Operating income (loss)	(164,108,478)	(86,719,551)	12,358,479
Other income (expense):			
Net gain (loss) on digital assets	(1,792,728)	1,683,946	(4,000)
Interest expense	(11,834,846)	(2,366,014)	(3,657,958)
Interest income	5,445,207	3,490,743	1,819,121
Other income (expense)	1,799,524	(1,000,000)	—
Total other income (expense), net	(6,382,843)	1,808,675	(1,842,837)
Income (loss) before income tax expense (benefit)	(170,491,321)	(84,910,876)	10,515,642
Income tax expense (benefit)	—	3,534,602	(2,697,435)
Net income (loss)	$ (170,491,321)	$ (88,445,478)	$ 13,213,077
Net loss attributable to noncontrolling interests	(12,679)	(172,101)	(151,670)
Net income (loss) attributable to controlling interests	$ (170,478,642)	$ (88,273,377)	$ 13,364,747
Net income (loss) per common share - basic	$ (1.098)	$ (0.640)	$ 0.101
Net income (loss) per common share - diluted	$ (1.098)	$ (0.640)	$ 0.096
Weighted average common shares outstanding - basic	155,250,925	137,994,383	132,562,285
Weighted average common shares outstanding - diluted	155,250,925	137,994,383	139,873,156

See accompanying notes to the consolidated financial statements

ANGEL STUDIOS, INC.
Consolidated Statements of Stockholders' Equity

| | Common Stock | | | | Additional Paid-in Capital | (Accumulated Deficit) / Retained Earnings | Noncontrolling Interests | Total Stockholders' Equity |
| | Class A | | Class B | | | | | |
	Units	Amount	Units	Amount				
Balance as of January 1, 2023	58,915,121	$ 5,892	70,952,799	$ 7,095	$ 41,227,224	$ (12,105,814)	$ —	$ 29,134,397
Stock options exercised	—	—	1,057,550	106	235,620	—	—	235,726
Issuance of Common Stock, net of fees	2,829,934	283	—	—	7,499,718	—	—	7,500,001
Transfer of Common Stock	1,590,938	159	(1,590,938)	(159)	—	—	—	—
Repurchase of Common Stock	—	—	(40,401)	(4)	(107,069)	—	—	(107,073)
Stock-based compensation expense	—	—	—	—	1,031,656	—	—	1,031,656
Cumulative translation adjustment	—	—	—	—	—	2,064	—	2,064
Net income (loss)	—	—	—	—	—	13,364,747	(151,670)	13,213,077
Balance as of December 31, 2023	63,335,993	$ 6,334	70,379,010	$ 7,038	$ 49,887,149	$ 1,260,997	$ (151,670)	$ 51,009,848
Stock options exercised	—	—	1,058,982	106	619,131	—	—	619,237
Issuance of Common Stock, net of fees	9,796,842	980	(155)	—	42,043,411	—	—	42,044,391
Transfer of Common Stock	3,013,626	301	(3,013,626)	(301)	—	—	—	—
Repurchase of Common Stock	(57,100)	(6)	(116,720)	(12)	(706,626)	—	—	(706,644)
Stock-based compensation expense	—	—	—	—	3,641,940	—	—	3,641,940
Consolidation of noncontrolling interests	—	—	—	—	—	—	8,546,724	8,546,724
Cumulative translation adjustment	—	—	—	—	—	(2,064)	—	(2,064)
Net loss	—	—	—	—	—	(88,273,377)	(172,101)	(88,445,478)
Balance as of December 31, 2024	76,089,361	$ 7,609	68,307,491	$ 6,831	$ 95,485,005	$ (87,014,444)	$ 8,222,953	$ 16,707,954
Stock options exercised	—	—	922,651	92	636,357	—	—	636,449
Issuance of common stock, net of fees	15,954,554	1,595	—	—	103,441,388	—	—	103,442,983
Transfer of common stock	11,973,805	1,197	(11,973,805)	(1,197)	—	—	—	—
Repurchase of common stock	(96)	—	(89,314)	(9)	(437,782)	—	—	(437,791)
Business combination related issuances and expenses	6,937,923	694	—	—	(10,262,317)	—	—	(10,261,623)
Conversion of convertible notes upon business combination	973,002	97	—	—	7,092,042	—	—	7,092,139
Stock-based compensation expense	—	—	—	—	9,666,985	—	—	9,666,985
Convertible note beneficial conversion feature	—	—	—	—	1,925,229	—	—	1,925,229
Issuance of warrants	—	—	—	—	2,533,091	—	—	2,533,091
Digital assets market value adjustment (adoption of ASU 2023-08)	—	—	—	—	—	15,962,018	—	15,962,018
Contributions from noncontrolling interests, net of fees	—	—	—	—	—	—	13,196,623	13,196,623
Redemptions from noncontrolling interests	—	—	—	—	—	—	(15,753,060)	(15,753,060)
Net loss	—	—	—	—	—	(170,478,642)	(12,679)	(170,491,321)
Balance as of December 31, 2025	111,928,549	$ 11,192	57,167,023	$ 5,717	$ 210,079,998	$ (241,531,068)	$ 5,653,837	$ (25,780,324)

See accompanying notes to the consolidated financial statements

ANGEL STUDIOS, INC.
Consolidated Statements of Cash Flows

		Year Ended December 31,				
		2025		**2024**		**2023**
Cash flows from operating activities:						
Net income (loss)	$	(170,491,321)	$	(88,445,478)	$	13,213,077
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:						
Depreciation and amortization		14,419,077		7,898,355		5,678,720
Amortization of operating lease assets		925,838		678,806		666,653
Stock-based compensation expense		9,666,985		3,641,940		1,031,656
Net loss (gain) on digital assets		1,792,728		(1,683,946)		4,000
Miscellaneous (gain)/loss		(1,799,524)		1,000,000		—
Investments in affiliates gain		(271,703)		(67,608)		(9,364)
Non-cash interest expense		1,659,821				
Paid-in-kind interest		6,349,790		—		305,271
Bad debt expense		233,774		204,151		2,392,342
Change in deferred income taxes		—		4,000,319		37,611
Change in operating assets and liabilities:						
Accounts receivable		(35,122,339)		7,702,451		(19,343,719)
Physical inventory		447,537		1,132,043		(2,343,001)
Royalty advance		(1,309,274)		—		—
Prepaid expenses and other current assets		(6,712,831)		(4,829,440)		(2,696,030)
Certificate of deposit		—		—		154,187
Licensing receivables		8,585,451		(1,729,500)		(19,130,765)
Other long-term assets		—		(515,000)		(4,000,319)
Accounts payable and accrued expenses		32,865,595		13,455,520		4,751,709
Accrued licensing royalties		11,970,209		(11,353,995)		31,847,030
Operating lease liabilities		(904,592)		(636,288)		(657,296)
Deferred revenue		44,362,814		18,251,160		3,287,013
Net cash and cash equivalents provided by (used in) operating activities		(83,331,965)		(51,296,510)		15,188,775
Cash flows from investing activities:						
Purchases of property and equipment		(509,424)		(303,793)		(572,463)
Issuance of notes receivable		(986,386)		(1,865,603)		(3,366,462)
Collections of notes receivable		659,513		2,092,564		5,090,166
Purchase of digital assets		—		(624,644)		(118,965)
Sale of digital assets		99,117		2,287,978		—
Purchase of intangible assets		(3,006,012)		—		—
Additions to internal-use software		(8,693,434)		(8,415,649)		(8,962,728)
Purchase of content		(6,346,681)		(519,143)		(313,855)
Investments in affiliates		(36,967,815)		(5,495,376)		(1,720,390)
Return on investments in affiliates		165,774				
Net cash and cash equivalents used in investing activities		(55,585,348)		(12,843,666)		(9,964,697)
Cash flows from financing activities:						
Repayment of notes payable		(67,053,622)		(18,438,039)		(26,751,117)
Repayment of loan guarantee		(10,175,490)		—		—
Receipt of notes payable		157,340,048		23,750,000		28,911,394
Repayment of accrued settlement costs		(4,371,972)		(188,042)		(230,005)
Exercise of stock options		636,449		619,237		235,726
Issuance of common stock		104,148,424		32,818,130		7,500,001
Investments in minority owned entities		—		8,800,000		
Contribution of equity in noncontrolling interests		13,730,922		—		—
Redemption of equity in noncontrolling interests		(15,753,060)		—		—
Repurchase of common stock		(437,791)		(706,645)		(107,073)
Equity issuance costs		(705,441)		—		—
Equity issuance costs related to minority interests		(534,299)		(502,000)		—
Debt financing fees		(1,035,448)		—		(305,271)
Net cash and cash equivalents provided by financing activities		175,788,720		46,152,641		9,253,655
Effect of changes in foreign currency exchange rates on cash and cash equivalents		—		(2,064)		2,064
Net increase (decrease) in cash and cash equivalents		36,871,407		(17,989,599)		14,479,797
Cash and cash equivalents at beginning of period		7,211,826		25,201,425		10,721,628
Cash and cash equivalents at end of period	$	44,083,233	$	7,211,826	$	25,201,425
Supplemental disclosure of cash flow information:						
Cash paid for interest	$	7,814,377	$	2,371,370	$	3,586,937
Supplemental schedule of noncash financing activities:						
Adoption of ASU No. 2023-08	$	15,962,018	$	—	$	—
Conversion of debt		7,092,139		—		—
Issuance of warrants		2,533,091		—		—
Debt conversion feature		1,925,229		—		—
Investment capital receivable		—		4,925,053		—
Investment of bitcoin for issuance of common stock		—		9,474,985		—
Operating lease right-of-use assets and liabilities		(1,421,166)		2,137,262		—

See accompanying notes to the consolidated financial statements

Angel Studios, Inc.
Notes to Consolidated Financial Statements

1. Description of Organization and Summary of Significant Accounting Policies

Organization

The company comprises Angel Studios, Inc., a Delaware corporation, and its subsidiaries and affiliates (collectively, the "Company") (f/k/a Southport Acquisition Corporation or "Southport"). The Company's mission is to share stories with the world that amplify light. This is done by aligning the Company's interests with those of the creators and the audience and utilizing the wisdom of crowds to help guide decisions on the content that gets created.

Business Combination

On September 10, 2025, the Company consummated the previously announced Business Combination (as defined below) pursuant to that certain Agreement and Plan of Merger, dated as of September 11, 2024 (as amended, the "Merger Agreement"), by and among the Company, Sigma Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the Company ("Merger Sub"), and Angel Studios Legacy, Inc. (f/k/a Angel Studios, Inc.), a Delaware corporation ("Angel Legacy").

Pursuant to the terms of the Merger Agreement, a merger was effected in which Merger Sub merged with and into Angel Legacy, the separate corporate existence of Merger Sub ceased and Angel Legacy survived as the surviving company and direct wholly-owned subsidiary of the Company (the "Merger" and, collectively with the other transactions described in the Merger Agreement, the "Business Combination"). On the Closing Date (as defined in the Merger Agreement), and prior to the Effective Time (as defined in the Merger Agreement), the Company changed its name from "Southport Acquisition Corporation" to "Angel Studios, Inc." Angel Legacy subsequently merged up and into Angel Studios, Inc., with Angel Studios, Inc. as the surviving entity.

Notwithstanding the legal form of the Business Combination pursuant to the Merger Agreement, the Business Combination has been accounted for as a reverse recapitalization in accordance with United States generally accepted accounting principles ("GAAP") because Angel Legacy is the operating company and has been determined to be the accounting acquirer, while Southport is a blank check company.

Under the reverse recapitalization model, the Business Combination was treated as Angel Legacy issuing equity for the net assets of Southport, with no goodwill or intangible assets recorded.

While Southport was the legal acquirer in the Business Combination, because Angel Legacy was deemed the accounting acquirer, the historical financial statements of Angel Legacy became the historical financial statements of the combined company upon the consummation of the Business Combination. As a result, the combined financial statements reflect (i) the historical operating results of Angel Legacy prior to the Business Combination; (ii) the combined results of Southport and Angel Legacy following the closing of the Business Combination; (iii) the assets and liabilities of Angel Legacy at their historical cost; and (iv) the Company's equity structure for all periods presented.

In accordance with the applicable guidance, the equity structure within these quarterly financial statements have been retroactively restated in all comparative periods up to the closing date, to reflect the number of shares of the Company's Common Stock (as defined below) issued to Angel Legacy common shareholders. As such, the shares and corresponding capital amounts and earnings per share related to Angel Legacy common stock prior to the Business Combination have been retroactively restated as shares reflecting the exchange ratio established in the Business Combination, which is 5.3504621, with all Angel Legacy Class A common stock and Class C common stock being converted to Class A common stock, par value $0.0001 per share (the "Class A Common Stock") and all Angel Legacy Class B common stock and Class F common stock being converted to Class B common stock, par value $0.0001 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock").

Basis of Presentation

These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP").

As comprehensive income equals net income, separate statements of comprehensive income were not included in the accompanying consolidated financial statements.

Principles of Consolidation

The accompanying consolidated financial statements of the Company include the accounts of Angel Studios, Inc. and its majority-owned and controlled subsidiaries and affiliates. The Company reviews its relationships with other entities to identify whether it is the primary beneficiary of a variable interest entity ("VIE"). If the determination is made that the Company is the primary beneficiary, then the entity is consolidated.

All significant intercompany balances have been eliminated in consolidation.

Reclassifications

Certain prior period balances have been reclassified to conform to the current period presentation in the consolidated financial statements and the accompanying notes.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Regularly, the Company evaluates the assumptions, judgments, and estimates. Actual results may differ from these estimates.

Fair Value Measurements

The Company applies the accounting provisions related to fair value measurements given in ASC 820, Fair Value Measurements. These provisions define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. They also establish a hierarchy that prioritizes the information used in developing fair value estimates and require disclosure of fair value measurements by level within the fair value hierarchy. The hierarchy gives the highest priority to quoted prices in active markets (Level 1 measurements) and the lowest priority to unobservable data (Level 3 measurements), such as the reporting entity's own data. These provisions also provide valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flows), and the cost approach (cost to replace the service capacity of an asset or replacement cost).

An asset or liability's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the valuation hierarchy are defined as follows:

Level 1: Observable inputs such as quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3: Unobservable inputs that reflect the Company's own assumptions

Concentrations of Credit Risk

The Company's cash is held in non-interest-bearing and interest-bearing accounts that may exceed the Federal Deposit Insurance Corporation (the "FDIC") insurance limits. If such banking institutions were to fail, the Company could lose all or a portion of those amounts held in excess of such insurance limitations. For example, the FDIC took control of Silicon Valley Bank (SVB), where the Company held a portion of its cash and cash equivalents. The Federal Reserve subsequently announced that account holders would be made whole, and the Company once again received access to all of its cash and cash equivalents. However, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders' access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that the Company may experience in the future or inability for a material time period to access its cash and cash equivalents could have an adverse effect on the Company's ability to pay its operational expenses or make other payments, which could adversely affect the business. Major vendors are defined as those vendors having expenditures made by the Company which exceed 10.0% of the Company's total cost of revenues. Concentrations of vendors were as follows for the years ended December 31:

	2025	2024	2023
Vendor A	*	*	35 %
Vendor B	*	25 %	22 %
Vendor C	*	*	21 %

Major customers are defined as those customers generating revenues for the Company which exceed 10.0% of the Company's total recognized revenues. Concentrations of customers were as follows for the years ended December 31:

	2025	2024	2023
Customer A	*	*	12 %

Major concentrations of customers with licensing receivables are defined as those customers with a licensing receivables balances for the Company which exceed 10.0% of the Company's outstanding licensing receivables. Concentrations of customers with licensing receivables balance were as follows for the years ended December 31:

	2025	2024	2023
Customer B	99 %	100 %	100 %

*Vendors and customers that did not exceed the 10.0% concentration threshold.

Digital Assets

In 2021, the Company saw a need to further diversify and maximize returns on cash balances that are not required to maintain adequate operating liquidity. As such, the Company implemented a policy that would allow for the investment in bitcoin (digital assets) under this policy. The Company believes their bitcoin holdings are highly liquid. However, digital assets may be subject to volatile market prices, which may be unfavorable at the time when the Company wants or needs to liquidate them. The Company has ownership of and control over their digital assets and may use third-party custodial services to secure it. The digital assets are initially recorded at cost and are subsequently remeasured on the consolidated balance sheets at fair value. Periods prior to January 1, 2025 include digital assets at cost, net of impairment losses incurred since their acquisition.

The Company determines and records the fair value of their digital assets in accordance with ASC Topic 820, Fair Value Measurement, based on quoted prices on the active exchange(s) that they have determined is the principal market for such assets (Level I inputs). The Company determines the cost basis of their digital assets using the cost at the time of acquisition of each unit received. Realized and unrealized gains and losses are now recorded to net loss (gain) on digital assets in the Company's consolidated statement of operations.

For periods prior to January 1, 2025, prior to the adoption of ASU 2023-08, the Company's digital assets were initially recorded at cost, and subsequently measured at cost, net of any impairment losses incurred since acquisition. Impairment losses were recognized as "Write-down of digital assets" in the Company's Consolidated Statement of Operations in the period in which the impairment occurred. Also for periods prior to January 1, 2025, gains were not recorded until realized upon sale(s), at which point they were presented net of any impairment losses for the same digital assets held. In determining the gain to be recognized upon sale, the Company would calculate the difference between the sales price and carrying value of the digital assets sold immediately prior to sale.

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets. The Company's digital assets are initially recorded at cost. Subsequent to the Company's adoption of ASU 2023-08 on January 1, 2025, bitcoin assets are measured at fair value as of each reporting period. The Company determines the fair value of its bitcoin based on quoted (unadjusted) prices on the BitGo exchange, the active exchange that the Company has determined is its principal market for bitcoin (Level 1 inputs). Changes in fair value are recognized as incurred in the Company's consolidated statements of operations, within "Net gain (loss) on digital assets", within operating expenses in the Company's consolidated statements of operations.

See Note 3, Digital Assets, for further information regarding digital assets.

Liquidity

The consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern within one year from the date of issuance of these consolidated financial statements. For the year ended December 31, 2025, the Company incurred a net loss of approximately $170.5 million and used cash in operating activities of approximately $83.3 million. The Company had an accumulated deficit of approximately $241.5 million as of December 31, 2025.

The Company has seen tremendous growth in its revenue as a result of 1) increasing Angel Guild memberships, 2) having a strong pipeline of theatrical releases through 2026 and 3) finding success in post-theatrical window licensing agreements. Theatrical releases typically require a large upfront capital commitment for marketing the film. The Company finances marketing activities for theatrical releases through two primary methods: 1) Regulation A offerings that are tailored to raise money for the print and advertising costs ("P&A") for specific theatrical releases and 2) P&A loan agreements with individual and institutional investors. During the year ended December 31, 2025, the Company raised $13.2 million from Regulation A offerings and received $84.0 million from P&A loans, both of which were used for P&A in various theatrical releases during the year. During the year ended December 31, 2024, the Company raised $5.0 million from Regulation A offerings and received $23.3 million from P&A loans. During the year ended December 31, 2025, the Company paid $43.5 million for the repayments of P&A loans, including interest, and paid $15.8 million as a redemption of shares for Regulation A investors, from the proceeds collected from the theatrical releases and other revenues earned. During the year ended December 31, 2024, the Company paid $17.9 million for the repayments of P&A loans, including interest and paid $0.0 million as a redemption of shares for Regulation A investors, from the proceeds collected from the theatrical releases and other revenues earned.

Additionally, the Company has raised capital through the sale of its Common Stock, generating approximately $104.1 million of cash during the year ended December 31, 2025, and $32.8 million of cash and $9.5 million in bitcoin during the year ended December 31, 2024. During the year ended December 31, 2025, the Company has grown from approximately 0.6 million to approximately 2.0 million Angel Guild paying members, generating approximately $254.8 million in cash from Angel Guild paid memberships. In addition, in February 2026, the second tranche of the Company's Loan and Security Agreement was drawn, for an aggregate principal amount equal to $20.0 million. Management believes the Company will be able to continue to fund operating capital shortfalls through March 2027 through the issuance of debt and Common Stock. While there is no assurance of success, management remains committed to its plans to grow revenues and manage expenses. If these efforts are not successful, or if securing debt and selling Common Stock on acceptable terms proves challenging, the Company can reduce its spend on marketing for the Angel Guild, which could materially affect its growth, its financial condition and/or its ability to continue as a going concern.

Accounts Receivable

The Company records its accounts receivable at sales value less an allowance for doubtful accounts receivable. Management determines the allowance for doubtful accounts receivable in accordance with ASC 326 by segmenting the receivables portfolio and using historical experience, market conditions and account aging to determine an allowance for each segment.

Account balances are written off against the allowance when the potential for recovery is remote. Recoveries of receivables previously written off are recorded when payment is received. As of December 31, 2025, the allowance for doubtful accounts receivable was $0.6 million. As of December 31, 2024, the Company's allowance for doubtful accounts receivable was $0.4 million.

Licensing Receivables

Licensing receivables consist of amounts due from customers under the Company's multi-year content licensing arrangements. These receivables arise from the licensing of content to third parties, typically over terms ranging from several months to up to ten years, with an average duration of around three years.

For licensing arrangements where payments are due over a longer period, the Company assesses the need to recognize a significant financing component when the expected time between the satisfaction of the Company's performance obligations and the receipt of payment exceeds one year. In such cases, the licensing receivable is recorded at the present value of the future payments, discounted at a rate reflective of a separate financing transaction between the Company and the customer at contract inception. When no significant financing component is deemed to be present (e.g., when payments are expected within one year), the receivable is recorded at the transaction price, without adjustment for the time value of money.

The Company monitors licensing receivables for collectability and assesses for credit risk at each reporting period. Any expected credit losses are recognized in accordance with the Company's allowance for doubtful accounts policy.

Physical Inventory

Physical inventory consists of apparel, DVDs, Blu-rays, books, and other merchandise purchased for resale, related to content the Company is distributing. Physical inventory is recorded at average cost. The Company periodically reviews the physical inventory for excess supply, obsolescence, and valuations above estimated realization amounts, and provides a reserve to cover these items. Management determined that no reserve for physical inventory was necessary as of December 31, 2025, 2024, and 2023.

Prepaid Expenses and Other

Prepaid expenses primarily represent payments made in advance for services and goods to be received in future periods. These include, but are not limited to, prepayments for insurance, software, rent, fees and future advertising. As the benefits are consumed or utilized, the prepaid assets are recognized as expenses on the consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated economic useful lives of the assets or over the related lease terms (if shorter) as follows:

Office and computer equipment	3 years
Production equipment	1 year
Leasehold improvements	1 year
Furniture and fixtures	3 years
Warehouse equipment	3 - 5 years
Internal-use software	3 years
Computer software	2 years

Expenditures that materially increase values or capacities or extend useful lives of property and equipment are capitalized. Routine maintenance, repairs, and renewal costs are expensed as incurred. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation and amortization are removed from the related accounts and any gain or loss is reflected in the consolidated statements of operations.

Content

The Company produces content for Dry Bar Comedy shows that are recorded and streamed through various channels. The Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. The Company amortizes the content assets in cost of revenues on the consolidated statements of operations over the period of use, which is estimated to be ten years, beginning with the month of first availability. The amortization is calculated using the straight-line method.

In May 2025, the Company agreed to purchase the IP for Sketch from Wonder Project Inc. With this purchase, Angel Studios now controls the rights, title, and interest in the film, including any subsequent productions. The Company amortizes this content asset in cost of revenues on the consolidated statements of operations over the period of use, which is estimated to be ten years, beginning with the month of first availability. The amortization is calculated using the individual-film-forecast method in order to properly recognize expenses in the same accounting period as the revenues they help generate.

Royalty Advances

From time to time, the Company advances cash to its partners as prepayments of future royalty earnings. These advances are recoupable from future royalties otherwise payable to the partner and are collected by the Company prior to the distribution of other earnings or settlement of other obligations.

Intangible Assets

Intangible assets consist of domain names the Company has acquired and prepaid content rights and are stated at cost less accumulated amortization. Amortization for the domain names is calculated using the straight-line method over the estimated economic useful lives of the domain names of approximately thirty years.

In July 2025, the Company entered into a First Look Agreement with an artist granting the Company the right of first refusal on the artist's future projects. As part of the arrangement, the Company paid a nonrefundable $3.0 million cash bonus upon execution of the agreement and granted non-qualified stock options to the artist. The cash payment is being amortized on a straight-line basis over the first guaranteed year of the agreement, which represents the period of expected benefit. The agreement includes optional renewal years that are subject to annual performance conditions and may be terminated by either party. The stock option grant includes both immediately vested and performance-based components; the immediate portion was expensed at grant, and the performance-based portion will be recognized as compensation expense when achievement of the related performance conditions becomes probable

Internal-Use Software

The Company follows Accounting Standards Codification ("ASC") 350-40, as amended by ASU 2025-06, to account for development costs incurred for the costs of computer software developed or obtained for internal use. ASC 350-40 requires such costs to be capitalized once certain criteria are met. Capitalized internal-use software costs are primarily comprised of direct labor and technology related expenses. ASC 350-40 includes specific guidance on costs not to be capitalized, such as overhead, general and administrative, and training costs. Internal-use software includes software utilized for cloud-based solutions as well as software for internal systems and tools. Costs are capitalized once the project is defined, funding is committed, and it is confirmed the software will be used for its intended use. Capitalization of these costs concludes once the project is complete and the software is ready for its intended purpose. Post-configuration training and maintenance costs are expensed as incurred.

Impairment of Long-Lived Assets

No significant write-downs of long-lived assets occurred during the years ended December 31, 2025 and 2024.

Investments in Affiliates

Investments in affiliates represent the Company's investments in noncontrolling interests. The Company's investments where the Company has significant influence, but does not control, and joint ventures which are variable interest entities ("VIE") in which the Company is not the primary beneficiary, are recorded under the equity method of accounting in the accompanying consolidated financial statements. The Company's investments where the Company has little or no influence and which the Company is not the primary beneficiary, are accounted for using the measurement alternative, which is cost, less any impairment, in the accompanying consolidated financial statements.

Under the equity method, the Company's investment is stated at cost and adjusted for the Company's share of net earnings or losses and reduced by distributions. Equity in earnings is recognized based on the Company's ownership interest in the earnings of the VIE. Under the measurement alternative, the Company's investment is stated at cost and will be reduced by any distributions received.

Notes Receivable

The Company enters into various notes receivable with filmmakers for marketing and other purposes. The Company records its notes receivable based on actual amounts loaned or paid for on behalf of the filmmaker. The Company also has a note receivable from the disposition of a business in 2021. The Company establishes specific reserves for those customer accounts identified with collection problems due to insolvency or other issues. The Company's notes receivable are considered past due when payment has not been received within thirty days of the due date. The amounts of the specific reserves are estimated by management based on various assumptions, including the customer's financial position, age of the receivables and changes in payment schedules and histories.

Notes receivable balances are charged off against the allowance for doubtful notes when the potential for recovery is remote. Recoveries of notes receivable previously charged off are recorded when payment is received. The allowance for doubtful notes receivable was $0.0 million as of December 31, 2025 and December 31, 2024.

Other Long-term Assets

Other long-term assets mainly consist of security deposits that will be held for longer than one year and are recorded at fair value when paid and deferred tax assets. Any impairment in the other long-term assets will be recognized on the consolidated statements of operations.

Accrued Expenses

Accrued expenses represent liabilities for goods or services received by the Company as of the reporting date but for which invoices have not been received or processed. These expenses are recognized when all of the following conditions are met: there is a present obligation resulting from a past event (i.e., goods or services have been received), it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably measured.

Accrued expenses are recognized and measured based on the best estimate of the amount owed at the reporting date. Estimates are based on available information and historical experience, taking into consideration any known uncertainties. Where necessary, accruals are adjusted in subsequent periods to reflect changes in circumstances or estimates.

Accrued Licensing Royalties

Accrued licensing royalties represent amounts owed by the Company to filmmakers based on the contractual terms agreed upon with the filmmaker. Estimates are made based on available information and historical experience, taking into consideration any known uncertainties. Where necessary, accruals are adjusted in subsequent periods to reflect changes in circumstances or estimates.

Deferred Revenue

Deferred revenue represents payments received in advance of the Company fulfilling its performance obligations under various arrangements, including Angel Guild memberships, content licensing, Pay it Forward payments for theatrical releases, theatrical ticket presales and other deferred revenue. The Company recognizes deferred revenue when cash is received before the related revenue recognition criteria are met, and such amounts are recognized as revenue when the related performance obligations are satisfied.

Angel Guild Memberships
Angel Guild membership fees, which include multiple membership options, are recorded as deferred revenue when received. As of December 31, 2025 and December 31, 2024, the Company had $64.8 million and $19.8 million, respectively, of deferred revenue related to Angel Guild memberships. These amounts are expected to be recognized as revenue over the membership period and within the next twelve months.

Pay it Forward
The Company receives Pay it Forward payments, which are used to offset the costs of free or discounted theatrical tickets provided to others. Pay it Forward payments in excess of Ticket Redemption Expenses (as defined below) are initially recorded as deferred revenue. Revenue is recognized as Pay it Forward payments are redeemed for tickets or when it is determined that future ticket redemptions will be less than the deferred revenue balance. As of December 31, 2025 and December 31, 2024, the Company had $0.0 million and $0.4 million, respectively, of deferred revenue related to Pay it Forward payments, which is expected to be redeemed or recognized as revenue within the next twelve months.

Theatrical Ticket Presales
The Company records deferred revenue related to theatrical ticket presales, which represent payments received in advance of scheduled theatrical releases. Revenue is recognized when the related theatrical releases occur. As of December 31, 2025 and December 31, 2024, the Company had $0.6 million and $1.0 million, respectively, of deferred revenue related to these presales.

Other Deferred Revenue
As of December 31, 2025 and December 31, 2024, the Company had $1.1 million and $1.0 million, respectively, in deferred revenue from various other types of contractual arrangements. These amounts will be recognized as revenue when the performance obligations are satisfied, primarily within the next twelve months.

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. The Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation. The following components represent the most significant portions of revenue being recognized:

| | For the year ended December 31, | | |
	2025	2024	2023
Angel Guild	$ 209,724,757	$ 35,646,375	$ 2,940,290
Theatrical	77,008,602	29,445,641	106,838,828
Content licensing	24,466,996	16,588,700	38,687,753
Merchandise	7,359,835	5,808,750	18,020,076
Pay it Forward	1,078,466	5,610,677	31,856,327
Theatrical Pay it Forward	719,370	2,213,993	3,430,855
Other	1,200,280	1,202,303	663,187
Total Revenue	$ 321,558,306	$ 96,516,439	$ 202,437,316

Angel Guild Revenue

The Angel Guild is a paid membership that gives certain benefits, such as early access to certain content and the ability to vote on future content. Premium memberships receive additional benefits, such as complimentary theatrical tickets and merchandise discounts. Members have the option to pay either on a monthly or annual basis. The payments for memberships are initially recorded as deferred revenue and allocated to three different performance obligations: 1) memberships – recognized on a straight-line basis over the membership period, 2) complimentary theatrical tickets – allocated only in periods of theatrical releases by the Company and recognized as tickets are redeemed during the month of membership and 3) merchandise – recognized as the benefit is used.

Theatrical Release Revenue

Prior to the digital release of licensed content, the Company might provide the option to release content as part of a theatrical release. Revenue from these events is recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings.

Content Licensing

The Company's content licensing arrangements include fixed fee and minimum guarantee arrangements, and sales or usage based royalties. The Company's fixed fee or minimum guarantee licensing arrangements may, in some cases, include multiple titles, multiple license periods (windows), rights to exploitation in different media, or rights to exploitation in multiple territories, which may be considered distinct performance obligations. When these performance obligations are considered distinct, the fixed fee or minimum guarantee in the arrangement is allocated to the title, window, media right or territory as applicable, based on estimates of relative standalone selling prices. The amounts related to each performance obligation (i.e., title, window, media or territory) are recognized when the content has been delivered, and the window for the exploitation right in that territory has begun, which is the point in time at which the customer is able to begin to use and benefit from the content.

Sales or usage based royalties represent amounts due to the Company based on the "sale" or "usage" of its content by the customer, and revenues are recognized at the later of when the subsequent sale or usage occurs, or the performance obligation to which some or all the sales or usage-based royalty has been allocated has been satisfied (or partially satisfied). Generally, when the Company licenses completed content (with standalone functionality, such as a movie, or television show), its performance obligation will be satisfied prior to the sale or usage. The actual amounts due to the Company under these arrangements are typically not reported to the Company until several months after the close of the reporting period. The Company records revenue under these arrangements for the amounts due and not yet reported to the Company based on estimates of the sales or usage of these customers and pursuant to the terms of the contracts. Such estimates are based on information from the Company's customers, historical experience with similar titles in that market or territory, the performance of the title in other markets and/or available data in the industry. While the Company believes these estimates are reasonable estimates of the amounts due under these arrangements, such estimated amounts could differ from the actual amounts to be subsequently reported by the customer, which could be higher or lower than the Company's estimates, and could result in an adjustment to revenues in future periods. Any adjustments booked during the years ended December 31, 2025 and 2024 have been immaterial.

For certain multi-year licensing arrangements, payments may be due over a longer period. When the Company expects the period between fulfillment of its performance obligation and the receipt of payment to be greater than a year, a significant financing component is present. In these cases, such payments are discounted to present value based on a discount rate reflective of a separate financing transaction between the customer and the Company, at contract inception. The Company does not assess contracts with deferred payments for significant financing components if, at contract inception, the Company expects the period between fulfillment of the performance obligation and subsequent payment to be one year or less.

Content licensing arrangements can last between several months to up to ten years. The typical period ranges around three years.

Merchandise Revenue

The Company has partnered with creators to distribute the creators' licensed original content and related merchandise. Merchandise revenue represents apparel, DVDs, Blu-rays, books and other intellectual property. Revenue is recognized upon shipment of the merchandise and is recognized at a point in time, when physically shipped.

Pay it Forward Revenue

Pay it Forward revenue consists of payments made from customers who want to keep the Company's content free to general users and help create future episodes and seasons of their favorite shows. Pay it Forward revenues are reported as Pay it Forward revenue in the consolidated statements of operations in accordance with ASC Topic 958, Not-for-Profit Entities.

Theatrical Pay it Forward Revenue

The Company also collects Pay it Forward payments for the Company's upcoming or current theatrical releases. These collections are used to offset the cost the Company incurs to purchase free or discounted tickets ("Ticket Redemption Expenses") for people who may not have otherwise been able to watch the film. If total theatrical Pay it Forward payments are in excess of total Ticket Redemption Expenses, the excess amount will initially be included on the Company's consolidated financial statements as deferred revenue. Deferred revenue will be recognized as Pay it Forward revenue during a reporting period if future Ticket Redemption Expenses are expected to be less than the deferred revenue balance.

Other Revenue

Other revenue consists of tickets to Dry Bar Comedy shows and other events, concession sales, general and administrative management fees and in-app advertising. Other revenue is recognized when the services are performed or when the event takes place.

The following table presents the Company's revenue recognized over time or at a point in time (as previously described) for the years ended December 31:

	2025	2024	2023
Over time revenue	$ 210,005,541	$ 36,514,273	$ 4,235,600
Point in time revenue	111,552,765	60,002,166	198,201,716
Total revenue	$ 321,558,306	$ 96,516,439	$ 202,437,316

The Company does not disclose revenue by geography as it is impracticable to do so. The Company's business operations involve complex, interconnected revenue streams that are not easily attributable to specific geographic regions. Revenue is often generated through multi-region engagements, global contracts and shared operational resources, making geographic segmentation inaccurate or misleading. As a result, providing such information would not reflect the true nature of the Company's business and could lead to misinterpretation.

Cost of Revenues

Cost of revenues represents the direct costs incurred by the Company in generating its revenue. These costs include expenses directly associated with the goods or services sold during the reporting period. Cost of revenues is recognized in the consolidated statements of operations in the period in which the related revenue is recognized, following the matching principle.

Components of cost of revenues include licensing royalty expense, free theatrical tickets for premium Guild members, content amortization, film delivery costs, hosting, merchandise costs, credit card fees, freight and shipping costs, and costs of services provided.

Selling and Marketing Expenses

Selling and marketing expenses represent costs incurred by the Company in promoting and selling its products or services. These expenses are recognized in the consolidated statements of operations in the period in which they are incurred.

Components of selling and marketing expenses include advertising and promotional activities, salaries and benefits for sales and marketing personnel, travel and entertainment expenses related to sales and marketing activities, and costs of marketing materials. It also includes costs incurred by the Company to purchase movie tickets for giving away, which costs are offset by the Pay it Forward receipts the Company receives from customers who Pay it Forward for others to see the show. The total amount of Pay it Forward receipts that were offset against selling and marketing costs during the years ended December 31, 2025, 2024 and 2023 were $6.8 million, $4.2 million and $23.8 million, respectively.

General and Administrative Expenses

General and administrative expenses represent costs incurred by the Company that are not directly attributable to the production of goods or services. These expenses include, but are not limited to, salaries and benefits of administrative staff, office rent, utilities, office supplies, insurance, legal fees and other overhead costs necessary to support the operations of the business.

General and administrative expenses are recognized in the consolidated statements of operations in the period in which they are incurred. Expenses are measured at the fair value of the consideration given in exchange for goods or services received.

Research and Development Expenses

Research and development expenses consist primarily of payroll, software and other related expenses for research and development personnel responsible for making improvements to the Company's service offerings, including testing and maintaining and modifying the user interface and infrastructure. Under ASC 350-40, as amended by ASU 2025-06 and as discussed in the *Internal-Use Software* section above, certain of these expenses are capitalized and amortized over the useful life. The amortization of these expenses are included in research and development expenses. For expenses that do not qualify for capitalization, the expenses are recognized in the consolidated statements of operations in the period in which they are incurred.

Legal Expenses

Legal expenses include costs incurred in connection with legal proceedings, regulatory matters, compliance obligation, and corporate governance. Legal expenses may fluctuate based on the nature, timing, and complexity of matters encountered by us.

Stock-Based Compensation

Stock-based payments made to employees, including grants of employee stock options, are measured using a fair value-based method. The related expense is recorded in the consolidated statements of operations over the period of service.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the tax bases of assets and liabilities. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred income tax assets are reviewed periodically for recoverability, and valuation allowances are provided when it is more likely than not that some or all of the deferred income tax assets may not be realized.

The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open tax years based on an assessment of many factors including experience and interpretations of tax laws applied to the facts of each matter. The Company files income tax returns in the U.S. federal jurisdiction and certain state jurisdictions.

As of December 31, 2025, and 2024, the Company had $0.0 million of deferred tax assets.

Basic and Diluted Earnings (Loss) Per Share

Basic earnings (loss) per share attributable to the Company is computed by dividing income (loss) attributable to the Company by the weighted-average number of shares outstanding during the period. Diluted earnings (loss) per share attributable to the Company gives effect to all dilutive potential shares that are outstanding during the period (if any) and excludes stock options that are anti-dilutive as a result of any net losses during the period.

Operating Leases

The Company leases several office spaces, warehouses, and servers, which are accounted for as operating leases. Lease payments are due monthly and are based on the fixed terms of the leases. The lease terms expire at various dates through 2029 and provide for renewal options ranging from one year to five years. In the normal course of business, it is expected that these leases will be renewed or replaced by leases on other properties.

The Company determines if an arrangement is a lease at its inception. A rate implicit in the lease when readily determinable is used in arriving at the present value of lease payments. As the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on information available at lease commencement date for all of its leases. Lease expense for operating leases is recognized on a straight-line basis.

Segment Reporting

The Company operates as a single reportable segment. The Chief Operating Decision Maker ("CODM"), Neal Harmon, the Chief Executive Officer, evaluates the Company's financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODM reviews consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above, primarily from Angel Guild revenue, theatrical release revenue, content licensing, merchandise revenue, Pay it Forward revenue and other revenue. Segment profit or loss is measured consistently with the consolidated operating income (loss) presented in the consolidated statements of operations.

The significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of revenue, selling and marketing, research and development, legal and general and administrative expenses. The amounts for these categories are included in the consolidated statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

Convertible Notes and Warrants

The Company accounts for warrants and convertible features of debt as either equity-classified or liability-classified instruments based on an assessment of the financial instrument's specific terms.

The assessment for the convertible features of debt considers whether the convertible debt instrument is issued at a substantial premium. The Company has determined that a premium of 10 percent or more is considered substantial.

The assessment for the warrants considers whether the warrants are freestanding financial instruments, meet the definition of a liability, and whether the warrants meet all the requirements for equity classification, including whether the warrants are indexed to the Company's own stock and whether the warrant holders could potentially require "net cash settlement", among other conditions for equity classification.

The Company has determined that all outstanding warrants and convertible features of debt meet the criteria for equity classification. The warrants and the convertible features of the debt are recorded as a component of additional paid-in capital on the consolidated statements of stockholders' equity at the time of issuance.

The fair value of the warrants and the convertible features of the debt are estimated using the Black Scholes option pricing model at the time of issuance.

Recent Accounting Pronouncements

Recently Issued Accounting Pronouncements Not Yet Adopted

<u>ASU 2025-12</u>
In December 2025, the FASB issued ASU 2025-12, Codification Improvments., which addresses stakeholder suggestions through technical corrections, clarifications, and minor improvements across various Codification Topics, applying to all entities within affected guidance. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-12.

<u>ASU 2025-11</u>
In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*, which clarifies the guidance in Topic 270 to improve the consistency of interim financial reporting. The ASU provides a comprehensive list of required interim disclosures and introduces a disclosure principle requiring entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. ASU 2025-11 is effective for fiscal years beginning after December 15, 2027, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2025-11.

<u>ASU 2024-03</u>
In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses.* The Board is issuing the amendments in this Update to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements. The Company will review the guidance in ASU 2024-03 and will adopt disclosures as applicable in the fiscal year ended December 31, 2027.

Recently Adopted Accounting Pronouncements

<u>ASU 2025-06</u>
In September 2025, the FASB issued ASU 2025-06, which amends certain aspects of the accounting for and disclosure of software costs under ASC 350-40. The ASU makes targeted improvements to ASC 350-40 but does not fully align the framework for accounting for internally developed software costs that are subject to ASC 350-40 with the framework applied to software to be sold or marketed

externally that is subject to ASC 985-20. The ASU also does not amend the guidance on costs of software licenses that are within the scope of ASC 985-20. The amendments supersede the guidance on Web site development costs in ASC 350-50 and relocate that guidance, along with the recognition requirements for development costs specific to Web sites, to ASC 350-40. This ASU becomes effective for annual periods beginning in 2028, including interim periods, with early adoption permitted. The Company has adopted this standard with its annual period beginning on January 1, 2025 and applied it retrospectively. The adoption of this standard will require the capitalization of software costs not previously capitalized under the old standard; therefore, it required an adjustment to the Company's opening Accumulated Deficit balance as of January 1, 2025 and 2024 to recognize the cumulative effect of initially applying the change in accounting principle to previous periods. The adjustment subsequently made was a decrease in the accumulated deficit for the years ended December 31, 2022, December 31, 2023 and December 31, 2024 of $7.1 million, $11.3 million and $12.9 million, respectively. An adjustment to increase the Company's Net Income was required for the year ended December 31, 2023 of $4.2 million and an adjustment to decrease the Company's Net Loss was required for the year ended December 31, 2024 of $1.5 million. The per-share impact for the year ended December 31, 2024 was $0.01 for both basic and diluted Net Loss per common share. The per-share impact for the year ended December 31, 2023 was $0.03 and $0.03 for basic and diluted Net Loss per common share, respectively. In addition, an adjustment to decrease the Company's Net Loss was required for the quarters ended March 31, 2025, June 30, 2025 and September 30, 2025 of $0.1 million, $0.1 million and $0.1 million, respectively. The adjustment created an insignificant impact to the Company's income tax expense (benefit) for the years ended December 31, 2023 and December 31, 2024.

ASU 2023-09

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU enhances the transparency and decision-usefulness of income tax disclosures by requiring, among other items, greater disaggregation in the rate reconciliation and income taxes paid by jurisdiction.

ASU 2023-08

In December 2023, the FASB issued ASU No. 2023 08, "Intangibles-Goodwill and Other-Crypto Assets (Subtopic 350 60): Accounting for and Disclosure of Crypto Assets." This standard provides accounting and disclosure guidance for crypto assets that meet the definition of an intangible asset and certain other criteria. In-scope assets are subsequently measured at fair value with changes recorded in the consolidated statements of operations. The standard requires separate presentation of (1) in-scope crypto assets from other intangible assets and (2) changes in the fair value of those crypto assets. Disclosure of significant crypto asset holdings and an annual reconciliation of the beginning and ending balances of crypto assets are also required. This ASU is effective for annual periods beginning in 2025, including interim periods, with early adoption permitted. The Company adopted this standard with its annual period beginning on January 1, 2025. The adoption of this standard required an adjustment to the Company's opening Retained Earnings balance as of January 1, 2025, to recognize the cumulative effect of initially applying the change in accounting principle to previous periods. The adjustment subsequently made was an increase in the Company's digital assets of $16.0 million, with a corresponding decrease to the Company's opening Retained Earnings balance, which accounts for the difference between the December 31, 2024 ending book value of digital assets and their respective fair market value on January 1, 2025.

2. Recapitalization

As discussed in Note 1, following the closing of the Business Combination, Angel Legacy was deemed the accounting acquirer and the transaction was accounted for as a reverse recapitalization.

Transaction Proceeds

Upon the closing, the Company received no gross proceeds. The following table reconciles the elements of the Business Combination to the consolidated statements of cash flows and the consolidated statement of stockholders' equity for the period ended September 30, 2025, the interim period in which the Business Combination occurred:

Cash-trust and cash, net of redemptions	$	—
Add: other assets		—
Less: accounts payable and accrued expenses		(10,261,623)
Reverse recapitalization, net	$	(10,261,623)

In connection with the Business Combination, the Company incurred $4.9 million in one-time direct and incremental transaction costs, consisting of legal and other professional fees, recorded in general and administration expenses.

The number of shares of common stock immediately following the consummation of the Business Combination were:

Southport common stock, outstanding prior to Business Combination	6,937,923
Angel Legacy Shares, converted	160,673,772
Shares issued to Angel Legacy convertible noteholders	973,002
Common stock immediately after the Business Combination	168,584,697

3. Digital Assets

The table below summarizes the digital assets shown on the Company's consolidated balance sheets as of:

	December 31, 2025	December 31, 2024
Digital assets held:		
Approximate number of bitcoin held	303.1	304.2
Digital asset cost basis	$ 19,617,187	$ 19,684,438
Digital asset carrying value	$ 26,527,560	$ 12,457,387

The cost basis is determined using the first-in, first-out methodology. The carrying value on the Company's consolidated balance sheets at each period-end prior to the adoption of ASC 2023-08 represented the lowest fair value (based on Level 1 inputs in the fair value hierarchy) of the bitcoin at any time since their acquisition. Therefore, these fair value measurements were made during the period of their acquisition through December 31, 2024.

The following table summarizes the Company's digital asset purchases, gains (losses) on digital assets as calculated after the adoption of ASU 2023-08 on January 1, 2025, and write-down of digital assets as calculated prior to the adoption of ASU 2023-08 for the periods indicated:

	For the year ended December 31,		
	2025	2024	2023
Approximate number of bitcoin acquired	—	182.0	3.9
Approximate number of bitcoin dispensed	(1.10)	(53.8)	—
Digital asset additions	$ —	$ 624,644	$ 118,965
Digital asset dispositions	$ 99,117	$ 2,287,978	$ —
Unrealized loss, net	$ (1,789,357)	$ —	$ —
Realized gain (loss), net	$ (3,371)	$ 1,683,946	$ (4,000)

4. Property and Equipment

Property and equipment consisted of the following as of December 31:

	2025	2024
Computer equipment	$ 2,058,567	$ 1,685,254
Leasehold improvements	564,492	454,082
Computer software	555,962	545,255
Furniture and fixtures	355,764	355,764
Production equipment	288,398	280,512
Warehouse equipment	113,965	106,856
	3,937,148	3,427,723
Less accumulated depreciation and amortization	(3,227,303)	(2,648,796)
	$ 709,845	$ 778,927

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 1 to 5 years. Depreciation and amortization expense on property and equipment for the years ended December 31, 2025, 2024 and 2023 was $0.6 million, $0.7 million, and $0.7 million, respectively.

5. Content Assets, Net

Content consisted of the following as of December 31:

	2025	2024
Content	$ 11,246,401	$ 2,158,394
Less accumulated amortization	(4,973,476)	(447,528)
	$ 6,272,925	$ 1,710,866

The Company produces content for Dry Bar Comedy shows that are recorded and streamed through various channels. The Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. The Company amortizes the content assets in cost of revenues on the consolidated statements of operations over the period of use, which is estimated to be ten years, beginning with the month of first availability. The amortization for this content is calculated using the straight-line method.

The Company also capitalizes the content licensing rights for certain shows. The amortization for these content licensing rights is accrued and expensed according to the terms of the individuals licensing agreements.

In May 2025, the Company agreed to purchase the IP for Sketch from Wonder Project Inc. With this purchase, Angel Studios now controls the rights, title, and interest in the film, including any subsequent productions. The Company amortizes this content asset in cost of revenues on the consolidated statements of operations over the period of use, which is estimated to be ten years, beginning with the month of first availability. The amortization is calculated using the individual-film-forecast method in order to properly recognize expenses in the same accounting period as the revenues they help generate.

Amortization expense on content for the years ended December 31, 2025, 2024 and 2023 was $4.5 million, $0.2 million and $0.2 million, respectively.

6. Notes Receivable

On March 1, 2021, the Company entered into an agreement to sell substantially all the assets and liabilities of the Company's content filtering service. As part of this transaction, the Company paid cash to the buyer to provide liquidity to the business and the buyer entered into a note with the Company and is required to pay $9.9 million over fourteen years. If the buyer defaults under any of its obligations under the agreement, they will be required to transfer and assign all assets and liabilities back to the Company for no consideration. As of December 31, 2025, and 2024, the outstanding balance on the consolidated balance sheets is $4.2 million and $4.5 million, respectively.

In addition to the notes receivable from the sale of the filtering business, the Company enters into various notes receivables with filmmakers and international distributors for marketing and other purposes. The terms of these agreements are generally less than one year and non-interest bearing. The total amount of notes receivable due from filmmakers and international distributors as of December 31, 2025 and 2024 was $1.1 million and $0.5 million, respectively, which is included in current portion of notes receivable on the consolidated balance sheets.

7. Intangible Assets

Intangible assets consisted of the following as of December 31:

	2025	2024
Domain names	2,197,465	2,191,454
Prepaid content rights	3,000,000	—
Less accumulated amortization	(1,347,430)	(274,299)
	$ 3,850,035	$ 1,917,155

Amortization for the domain names is calculated using the straight-line method over the estimated economic useful lives of the domain names of approximately thirty years. The prepaid content rights are being amortized on a straight-line basis over the first guaranteed year of the agreement, which represents the period of expected benefit.

Amortization expense on intangible assets for the years ended December 31, 2025, 2024 and 2023 was $1.1 million, $73.0 thousand and $73.0 thousand, respectively.

8. Capitalized Software, Net

A summary of the Company's capitalized software as of December 31, 2025 and 2024 is as follows:

	Estimated Useful Life	2025	2024
Software development costs	3 years	$ 39,952,014	$ 31,182,445
Development in progress		625,167	701,304
Accumulated amortization		(27,268,934)	(19,027,444)
Capitalized software, net		$ 13,308,247	$ 12,856,305

The Company capitalized software development costs for continuing operations totaling $8.7 million and $8.4 million during the years ended December 31, 2025 and 2024, respectively. Amortization expense for continuing operations for capitalized software development costs amounted to $8.2 million, $6.9 million and $4.8 million during the years ended December 31, 2025, 2024 and 2023, respectively. The capitalized software costs are being amortized on a straight-line basis over a three-year period, which represents the period of expected benefit. There were no amounts written down to net realizable value for continuing operations during the years ended December 31, 2025, 2024 and 2023, respectively.

9. Debt

Notes Payable

The following table summarizes the Company’s debt facilities as of December 31, 2025 and December 31, 2024 (in millions):

Type of Facility or Arrangement	December 31, 2025 Carrying Value	December 31, 2025 Fair Value [1]	December 31, 2024 Carrying Value	December 31, 2024 Fair Value [1]	Original Principal Amount	Interest Rate	Repayment Terms
May 2024 P&A loans	$ 2.0	$ 2.0	$ 3.3	$ 3.3	$ 3.0	10.0* %	For detailed terms, see [2]
May 2025 convertible note	5.5	7.0	—	—	5.0	15.0	For detailed terms, see [3]
September 2025 note with warrants	40.0	40.0	—	—	40.0	13.5	For detailed terms, see [3]
Revolving P&A loans (See Note 17, *Related-Party Transactions*)	53.5	53.5	8.2	8.2		10.0 - 15.0*	For detailed terms, see [4]
Total	101.0	102.5	11.5	11.5			
Less: discounts and issuance costs, net of amortization	(3.8)	—	—	—			
Total notes payable balance	$ 97.2	$ 102.5	$ 11.5	$ 11.5			

* The interest rates for these loans are calculated as simple interest, where the amount of interest is a fixed amount of the principal.

(1) For debt without convertible features and/or warrants, the Company measures the fair value of its outstanding debt and interest rate swaps using discounted cash flow techniques that use observable market inputs (Level 2 measurements). For debt with conversion features and/or warrants, the conversion features and warrants were determined based on the Black Scholes option pricing model and have been classified as level 3 in the fair value hierarchy.
(2) The maturity date is dependent on the timing of cash collections from theatrical sales, licensing revenue, merchandise sales and other revenue. The balance is expected to be fully paid within the next twelve months.
(3) See the *convertible features and/or warrants* section below.
(4) The current notes mature between January and April 2026.

Maturities for all long-term debt at December 31, 2025, are as follows (in millions):

Year Ending December 31,	
2026	$ —
2027	7.3
2028	11.8
2029	13.6
2030	12.8
Thereafter	—
Total [1]	$ 45.5

(1) The carrying value of the debt in the above table excludes discounts and issuance costs, net of amortization, of $3.8 million

Notes with convertible features and/or warrants

May 2025 convertible note with warrants

In May 2025, the Company entered into a note and warrant purchase agreement with an unaffiliated third party, providing for the private placement of a subordinated convertible promissory note and warrant to purchase 163,322 shares of the Company's Class A Common Stock with an exercise price of $6.13 per share. At the investor's option and prior to the maturity date, the convertible note and any accrued interest may be converted into shares of the Company's Class A Common Stock at a fixed price of $6.13 per share. The Company does not have the right to prepay the convertible note. Interest is compounded monthly and payable on the maturity date. A discount of $1.3 million was recorded for the convertible feature of the note and the warrant, as allocated based on the relative fair values of the elements of the convertible note and warrant. This discount was recorded as paid-in capital. Due to the total fair value of the note, including the warrant and convertible feature, being greater than the principal amount of the note, the effective interest rate is greater than the coupon rate and is approximately 30.9%. In September 2025, Steve Sarowitz, who is the controlling person of this unaffiliated third party, became a member of the Company's board of directors.

August 2025 convertible notes

In August 2025, the Company entered into two notes with unaffiliated third parties, providing for the private placement of subordinated convertible promissory notes of the Company's Class A Common Stock. A discount of $0.8 million was recorded for the convertible feature of the note, as allocated based on the relative fair values of the elements of the convertible note. This discount was recorded as paid-in capital. Due to the total fair value of the note, including the convertible feature, being greater than the principal amount of the note, the effective interest rate is greater than the coupon rate and is approximately 45.2%. These notes included automatic conversion features where if the Company's Common Stock becomes listed on a national securities exchange, the notes would automatically convert into a number of shares of the Company's Class A Common Stock equal to the total outstanding principal amount, together with all accrued interest, divided by the conversion price of $7.29. In September 2025, as a result of the Business Combination, the Company became publicly listed, and therefore these notes were automatically converted per the terms of the notes. The total number of shares issued upon conversion was 973,002 shares of Class A Common Stock.

September 2025 note with warrants

In September 2025, The Company entered into a loan and security agreement with certain lenders, which provides up to $100.0 million term loan with a delayed draw feature, which is composed of four committed tranches: (i) the first tranche in an aggregate principal amount of $40.0 million, which was funded on the closing date; (ii) the second tranche in an aggregate principal amount equal to $20.0 million, which was drawn in February 2026; (iii) the third tranche in an aggregate principal amount equal to $20.0 million, which may be drawn on or prior to December 31, 2026 and (iv) the fourth tranche in an aggregate principal amount equal to $20.0 million, which may be drawn on or prior to June 30, 2027. The availability of each tranche will be subject to achievement by the Company of certain conditions, including, without limitation, achievement of a specified minimum annualized recurring revenue and receipt of a minimum of net cash proceeds from the sale or issuance of equity. Borrowings under the credit facility were used to pay off certain of the Company's existing indebtedness, as well as for general working capital purposes and business operations.

In connection with the Company's loan and security agreement, certain bitcoin holdings are maintained in a controlled securities account subject to an account control agreement in favor of the administrative agent and are pledged as collateral to secure the Company's obligations under the facility. The Company retains ownership of the bitcoin and continues to recognize such holdings as digital assets on its consolidated balance sheets.

The Company's obligations under the credit facility will be secured by substantially all of the Company's assets, but shall exclude the equity held by the Company in, and the assets of, the subsidiaries of the Company that are formed from time to time for the primary purpose of raising capital under Regulation A of the Securities Act of 1933. Borrowings under the credit facility will bear interest at a variable rate equal to the greater of (x) the Prime Rate (as defined under the credit facility) plus 6.0% and (y) 13.5%. The Company will be required to make monthly payments of principal and accrued interest (the first 26 months being interest only payments), with the remaining balance being repaid upon maturity on October 1, 2030.

The credit facility contain representations, warranties and covenants that are typical for these types of facilities. These covenants include restrictions on mergers or sales of assets and secured debt borrowings, subject to exceptions and limitations. The credit facility also requires the Company to maintain a minimum liquidity level and contains events of default applicable to the Company that are customary for agreements of this type. In connection with the credit facility, the Company issued each lender thereunder a warrant to purchase stock to purchase an aggregate amount of 1,462,682 shares of the Company's Class A common stock with an exercise price per share of $7.29. The Warrants vest and become exercisable in proportion to and in conjunction with the advancement of each tranche under the Credit Facility. The warrants will expire on September 11, 2030. The Company also granted the lenders rights to participate in future issuances of the Company's capital stock. As part of the initial draw, the lenders received warrants to purchase 585,072 shares of the Company's Class A common stock with an exercise price of $7.29 per share. A discount of $2.3 million was recorded for the warrant, as allocated based on the relative fair values of the elements of the note and warrant. This portion of the debt discount was recorded as paid-in capital. An additional $0.4 million was booked as a debt discount for commitment fees paid to the Lender, and $0.3 million was booked as debt issuance costs for legal and other fees paid to third parties. Due to the total fair value of the note, including the warrant, being greater than the principal amount of the note, the effective interest rate is greater than the coupon rate and is approximately 16.3%.

The following table summarizes further details of the outstanding notes with convertible features and/or warrants:

Notes	Issuance Date	Maturity Date	Principal Amount	Coupon Interest Rate
May 2025 convertible note	May 2, 2025	May 1, 2027	$ 5,000,000	15.00 %
September 2025 note with warrants	September 8, 2025	October 1, 2030	40,000,000	13.50

Components and Fair Value of the Convertible Notes

The convertible note consisted of the following components as of December 31, 2025. The principal shown in the table below consists of the principal amount of the note as well as the interest (which is paid-in-kind each month).

	December 31, 2025			
	Outstanding Principal Amount	Less: Discounts, Net of Amortization	Net Carrying Amount	Fair Value [(1)]
May 2025 convertible note	$ 5,526,167	$ 1,038,455	$ 4,487,712	$ 6,996,218

    (1)   The fair value includes the note, the conversion feature on the note, and the warrant. The conversion feature and warrant were determined based on the Black Scholes option pricing model and has been classified as level 3 in the fair value hierarchy.

Interest Expense of the Convertible Notes

The following table summarizes interest expenses related to the convertible notes:

	Year Ended December 31, 2025		
	Contractual Interest Expense	Amortization of Debt Discount	Total
May 2025 convertible note	$ 526,167	$ 298,755	$ 824,922

10. Investments in Affiliates

Consolidated Entities

The Company consolidates entities in which it has a controlling financial interest, either through a majority voting interest or as the primary beneficiary of a VIE, in accordance with ASC 810, Consolidation. As of December 31, 2025, the Company consolidates several subsidiaries and VIEs where the Company is the primary beneficiary.

Consolidated Subsidiaries (Voting Interest): The Company holds majority ownership in several subsidiaries which are consolidated based on voting interest control. These subsidiaries are integral to the Company's operations. There are no significant restrictions on the ability of these subsidiaries to transfer funds to the parent in the form of dividends, loans, or advances, except for standard regulatory requirements in certain jurisdictions.

Consolidated VIEs: The Company is the primary beneficiary of various VIEs, special-purpose entities established to raise capital for upcoming content and invest in new and related content. The Company consolidates these VIEs because it has the power to direct the activities that most significantly impact the VIEs' economic performance and has the obligation to absorb losses or the right to receive benefits that could be significant to the VIEs. The carrying amounts of the VIEs' assets and liabilities included in the consolidated balance sheets as of December 31, 2025, are $4.8 million. Creditors of these VIEs have no recourse to the general credit of the Company. Certain restrictions have existed for certain of the Company's VIE's that require revenue generated by the exploitation of certain films to be used to redeem the preferred shares of that VIE. As of the date of this filing, all of these preferred shares have been redeemed and no such restrictions exist for any of the Company's VIE's.

Investment in Unconsolidated Entities

The Company holds investments in several unconsolidated entities, some of which are accounted for under the equity method and others under the measurement alternative.

Equity Method Investments

In October 2025, the Company entered into a term sheet (the "Term Sheet") with 2521 Entertainment, LLC ("2521", together with the Company, the "JV Partners") that sets forth the principal terms and conditions governing the joint venture between the JV Partners, through Giant Slayer Media LLC ("Giant Slayer Media" or the "JV"). The Term Sheet, pursuant to its terms, became binding on October 7, 2025, upon the execution of that certain Asset Purchase Agreement by and between Slingshot USA LLC ("Slingshot") and Giant Slayer Media, also dated as of October 7, 2025 (the "Asset Purchase Agreement"). Under the Term Sheet, and by means of the Asset Purchase Agreement, Giant Slayer Media will acquire substantially all of the assets of Slingshot related to the animated feature film, DAVID, the associated works and certain other ancillary rights and obligations (the "Purchased Assets"). The Company does not have a majority of voting interest or a controlling financial interest in Giant Slayer. The Company does, however, have significant influence over the decisions made by Giant Slayer. As such, the Company will not consolidate Giant Slayer and will treat its investment as an equity method investment. Pursuant to the Term Sheet, the Company contributed $31,366,686 and 2521 contributed $46,550,473 in cash to the JV. Moreover, the Company was also credited, as a capital contribution, an amount equal to $2,342,277 on account of a previous investment, which resulted in the Company's total initial capital contribution of $33,708,963. Following the cash contributions by the JV Partners, the equity split in the JV is 42% to the Company and 58% to 2521.

In October 2023, the Company entered into an equity purchase agreement with a third-party entity, acquiring preferred units for an aggregate purchase price of $1.0 million. Based on the Company's assessment of the investee's financial outlook, the Company determined that it is unlikely the investment will be recovered in the foreseeable future. Accordingly, a full impairment of the $1.0 million investment was recorded as of December 31, 2024. This impairment is reflected as a loss under the line item 'Impairment of investment in affiliates' in the other income (expense) section of the consolidated statements of operations for the year ended December 31, 2024. No similar impairments occurred during 2025.

Additionally, the Company holds equity investments in other unconsolidated entities. These entities are accounted for under the equity method, as the Company holds significant influence over their operations.

The Company's share of the investees' net income was $0.3 million and $0.1 million for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, and 2024, the carrying value of these investments totaled approximately $36.5 million and $2.6 million, respectively. No impairments or significant valuation adjustments were required for these equity method investments.

Measurement Alternative Investments

The Company also holds investments in entities where it does not have significant influence, which are accounted for under the measurement alternative. Under the measurement alternative method, investments are carried at cost, adjusted for observable price changes in orderly transactions for identical or similar investments and for impairments. As of December 31, 2025 and 2024, the carrying value of these investments totaled approximately $9.6 million and $5.6 million, respectively, with no impairment recorded during the periods.

Variable Interest Entities (Unconsolidated)

The Company has identified certain unconsolidated entities as VIEs under ASC 810, Consolidation. These VIEs are primarily fundraising and content related ventures. The Company does not consolidate these VIEs because it is not the primary beneficiary, meaning it does not have the power to direct the activities that most significantly impact the economic performance of the entities, nor does it have an obligation to absorb significant losses or the right to receive significant benefits from these VIEs.

The Company's maximum exposure to loss as a result of its involvement with these unconsolidated VIEs is limited to the Company's equity investment, totaling approximately $0.0 million as of December 31, 2025 and 2024. This amount represents the carrying value of the Company's equity investments in these VIEs, recorded under investments in affiliates on its consolidated balance sheets. The Company's involvement in these VIEs is primarily through its operational relationships, and the Company does not have any future funding commitments or guarantees to these entities.

11. Accrued Expenses

Accrued expenses as of December 31, 2025 and 2024, consist of the following:

	2025	2024
Accrued marketing expenses	$ 18,153,737	$ 4,860,716
Other accrued expenses	1,933,017	1,064,921
Accrued legal expenses	1,870,969	5,431,494
Accrued sales tax	1,836,286	359,311
Accrued payroll expenses	693,875	1,358,213
	$ 24,487,884	$ 13,074,655

Accrued marketing expenses consist of amounts for advertising, promotional activities and other marketing-related costs that were incurred but unpaid at year-end for both periods. Accrued legal expenses represent amounts related to ongoing litigation and legal services incurred but not yet paid as of the respective balance sheet dates. Accrued payroll expenses represent compensation earned by employees, including wages, bonuses and other benefits, that are unpaid as of the balance sheet date. Accrued sales taxes include amounts for sales taxes collected from customers but not yet remitted to tax authorities at the end of the reporting period. Other accrued expenses include various operational expenses such as professional fees and other miscellaneous items that are individually immaterial to the financial statements. These amounts are expected to be settled in the normal course of business within the next fiscal year.

12. Accrued Settlement Costs

In September 2020, the Company recorded an expense on the consolidated statements of operations and an accrued settlement cost on the consolidated balance sheets of $5.3 million due to a settlement from the chapter 11 bankruptcy case that was filed on October 18, 2017. The total amount due from litigation and the resulting bankruptcy case was $62.5 million; however, as part of the settlement agreement, it was agreed that the $62.5 million would be lowered to $9.9 million, payable over fourteen years without interest, or a discounted $7.8 million payable within five years, as long as the Company makes timely payments and there is no breach or violation of the settlement agreement that remains uncured. As a result of this settlement, and the Company's plans to not break or violate the settlement agreement, the Company recorded an expense of $5.3 million during the year ended December 31, 2020. The Company recorded the present value of $9.9 million with an imputed interest rate of 10.0%. Payments of $0.2 million were due quarterly.

The Company elected the five-year option and fully repaid the $7.8 million as of December 31, 2025. Therefore, as of December 31, 2025 and 2024, the outstanding balance on the consolidated balance sheets was $0.0 million and $4.4 million, respectively.

13. Commitments and Contingencies

Legal Proceedings

The Company currently is, and from time to time might again become, involved in litigation arising in the normal course of business.

Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred ("Material Loss"). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the consolidated financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company's consolidated financial position, results from operations or liquidity. The actual amounts from the resolution of these matters could vary from management's estimate.

Disney Litigation and the Preliminary Injunction

On December 12, 2016, the U.S. District Court for the Central District of California granted a preliminary injunction against the Company (formerly VidAngel) for copyright infringement and Digital Millennium Copyright Act ("DMCA") violations involving works from Disney Enterprises, Inc., Lucasfilm Ltd., Twentieth Century Fox Corporation, Warner Bros. Entertainment, Inc., and their subsidiaries. The plaintiffs alleged that the Company unlawfully decrypted and infringed 819 titles. In 2019, the court granted the Plaintiff's motion for partial summary judgment on liability, and a jury trial resulted in a $62.4 million award, including $61.4 million for willful copyright infringement ($75,000 per title) and $1.0 million for DMCA violations ($1,000 per title). A judgment was entered in September 2019, with plaintiffs also seeking costs and attorneys' fees.

In August 2020, the Company entered into a settlement agreement with the plaintiffs as part of its reorganization plan ("Reorganization Plan"), effectively resolving the litigation. Among other things, the plan allowed the Company to continue as a going concern, ensuring full payment to creditors while equity holders retained their interests. The Company committed to not infringing the studios' copyrights, including prohibitions on decrypting, reproducing, streaming, or distributing their works. Additionally, the Company agreed not to sue the studios or lobby to amend the Family Movie Act for 14 years and dismissed its appeal.

Under the settlement, the Company was to pay $9.9 million over 14 years or a discounted $7.8 million within five years, with a $62.5 million promissory note remaining outstanding but cancellable upon full compliance and no breaches (limited to fewer than four unauthorized uses in any consecutive five-year period). The Company elected the five-year option and fully repaid the $7.8 million by September 30, 2025.

The foregoing summary of certain provisions of the Reorganization Plan and related settlement agreement are not complete and are subject to and qualified in their entirety by reference to the Reorganization Plan and Disney Settlement Agreement, copies of which can be found in the Angel Legacy Report on Form 1-U filed on September 15, 2020, under "Item 2.1, Exhibits," and the terms of which are incorporated by reference herein.

Mergers and Acquisitions

In July 2022, the Company purchased an 8.0% interest in an entity that is partially owned by one or more of the Company's directors, officers, and stockholders. This entity produces content for the Company's platforms. The total purchase price was $1.7 million. In August 2023, the Company entered into negotiations to acquire this entity in full. While negotiations are ongoing, the Company agreed to fund the operations of the entity. The Company funded a total of $4.4 million during the year ended December 31, 2024. During the year ended December 31, 2025 the Company funded an additional $3.9 million related to supporting operations of the entity which was expensed by the Company.

In May 2025, the Company agreed to purchase the IP for Sketch for $6.0 million from Wonder Project Inc. for $6.0 million in cash; $2.0 million each is to be paid on or before May 31, 2025, June 30, 2025, and July 31, 2025. The purchase is now complete and the final payment has been completed. With this purchase, Angel Studios now controls the rights, title, and interest in the film, including any subsequent productions.

In October 2025, the Company entered into a Term Sheet with 2521 that sets forth the principal terms and conditions governing the joint venture between the JV Partners, through Giant Slayer Media. The Term Sheet, pursuant to its terms, became binding on October 7, 2025, upon the execution of that certain Asset Purchase Agreement by and between Slingshot and Giant Slayer Media, also dated as of October 7, 2025. Under the Term Sheet, and by means of the Asset Purchase Agreement, Giant Slayer Media will acquire substantially all of the assets of Slingshot related to the animated feature film, DAVID, the associated works and certain other ancillary rights and obligations. The Company does not have a majority of voting interest or a controlling financial interest in Giant Slayer. The Company does, however, have significant influence over the decisions made by Giant Slayer. As such, the Company will not consolidate Giant Slayer and will treat its investment as an equity method investment. Pursuant to the Term Sheet, the Company contributed $31,366,686 and 2521 contributed $46,550,473 in cash to the JV. Moreover, the Company was also credited, as a capital contribution, an amount equal to $2,342,277 on account of a previous investment, which resulted in the Company's total initial capital contribution of $33,708,963. Following the cash contributions by the JV Partners, the equity split in the JV is 42% to the Company and 58% to 2521.

On November 14, 2025, we entered into an agreement and plan of merger ("Homestead Merger Agreement") pursuant to which we will acquire directly or indirectly all of the equity interests of Black Autumn Show, Inc. ("Black Autumn"), which owns the rights to the

Homestead movie and series. Under the terms of the Homestead Merger Agreement, if the merger is completed, at the effective time of the merger, the following consideration will be payable: at the effective time, each holder of issued and outstanding shares of Black Autumn Stock will be entitled to receive (a) that number of shares of our Class A Common Stock equal to (i)(A) the Homestead Per Share Merger Consideration multiplied by (B) the number of shares of Black Autumn Common Stock, par value $0.00001 per share, Black Autumn Series A-1 Preferred Stock, par value $0.00001 per share, Black Autumn Series A-CF Preferred Stock, par value $0.00001 per share and Black Autumn Series Seed Preferred Stock, par value $0.00001 per share, held by such holder as of immediately prior to the effective time, divided by (ii) $6.13, plus (b) such holder's Homestead Pro Rata Share of the Homestead Royalty Shares. All capitalized terms used in this paragraph are used as defined in the Homestead Merger Agreement, which is attached as an exhibit to this Form 10-K.

On November 14, 2025, we entered into an agreement and plan of merger ("TCP Merger Agreement") pursuant to which we will acquire directly or indirectly all of the equity interests of Toothy Cow Productions, LLC. ("TCP"), which owns the rights to the Wingfeather Saga series. Under the terms of the TCP Merger Agreement, if the merger is completed, at the effective time of the merger, the following consideration will be payable: at the effective time, all of the issued and outstanding common units of membership interests of TCP (the "TCP Common Units"), preferred unit of membership interests of TCP designated as Class A Preferred Units (the "TCP Class A Preferred Units"), and preferred unit of membership interests of TCP designated as Class B Preferred Units (the "TCP Class B Preferred Units," and, collectively with the TCP Common Units and the TCP Class B Preferred Units, the "TCP Units") will be cancelled and extinguished and converted automatically into the right to receive a portion of the TCP Aggregate Stock Consideration. With respect to holders of TCP Units, the TCP Aggregate Stock Consideration is equal to (a) the TCP Stock Consideration Per Common Unit, multiplied by (b) the number of shares of TCP Units held by such holder as of immediately prior to the TCP Closing; with respect to holders of TCP Class A Preferred Units, the TCP Aggregate Stock Consideration is equal to (a) the TCP Stock Consideration Per Class A Preferred Unit, multiplied by (b) the number of shares of TCP Class A Preferred Units held by such holder as of immediately prior to the TCP Closing; and with respect to holders of TCP Class B Preferred Units, the TCP Aggregate Stock Consideration is equal to (a) the TCP Stock Consideration Per Class B Preferred Unit, multiplied by (b) the number of shares of TCP Class B Preferred Units held by such holder as of immediately prior to the TCP Closing. All capitalized terms used in this paragraph are used as defined in the TCP Merger Agreement, which is attached as an exhibit to this Form 10-K.

On November 14, 2025, we entered into an agreement and plan of merger ("TTS Merger Agreement") pursuant to which we will acquire directly or indirectly all of the equity interests of Tuttle Twins Show, LLC. ("TTS"), which owns the rights to the Tuttle Twins series. Under the terms of the TTS Merger Agreement, if the merger is completed, at the effective time of the merger, the following consideration will be payable: at the Effective Time, all of the issued and outstanding common units of membership interests of TTS (the "TTS Common Units") and preferred units of membership interests of TTS (the "TTS Preferred Units," and, together with the TTS Common Units, the "TTS Units") will be cancelled and extinguished and converted automatically into the right to receive the TTS Merger Consideration, consisting of, as applicable, (a) for TTS Investors, an amount in cash equal to the TTS Investor Per Unit Cash Consideration and a number of shares of the Company's Class A Common Stock equal to the TTS Investor Per Unit Stock Consideration, (b) for TTS Key Operators, a number of shares of Company Class A Common Stock equal to the TTS Key Operator Per Unit Stock Consideration. All capitalized terms used in this paragraph are used as defined in the TTS Merger Agreement, which is attached as an exhibit to this Form 10-K.

Operating Leases

The Company has several non-cancelable office, warehouse, and server leases that mature between May 31, 2027, and March 31, 2029, with monthly payments that escalate between 3.0%-5.0% each year.

The following represents maturities of operating lease liabilities as of December 31, 2025:

Year Ending December 31:	Amount
2026	1,502,232
2027	1,385,212
2028	699,970
2029	101,100
Total Lease Payments	3,688,514
Less: Interest	(345,182)
Present value of lease liabilities	$ 3,343,332

The weighted average remaining lease terms and interest rates were as follows as of December 31, 2025:

Lease Term and Discount Rate	2025
Weighted Average Remaining Lease Term (years)	
Operating leases	2.5
Weighted Average Discount Rate	
Operating leases	7.32 %

Lease expense for operating lease liabilities was $1.1 million, $0.9 million and $0.7 million for the years ended December 31, 2025, 2024 and 2023, respectively, and included in general and administrative expenses on the consolidated statements of operations.

Cash payments included in the measurement of operating lease liabilities for the years ended December 31, 2025, 2024 and 2023 were $1.1 million, $0.8 million and $0.7 million, respectively.

ASC 460 Loan Guarantees

The Company has agreed to various loan guarantees as of December 31, 2025. These guarantees could result in obligations if the related parties default on their loans. In accordance with ASC 460, Guarantees, the Company evaluated whether a liability needed to be recognized for each guarantee at the time the guarantees were issued. Based on the Company's assessment under ASC 460, no liability or corresponding receivable was recorded. The Company concluded that the likelihood of making payments under these guarantees is remote, and as such, no recognition was necessary. These guarantees remain disclosed as potential obligations, but no liability has been recognized as of December 31, 2025.

The Company's maximum exposure under all ASC 460 guarantees, if all related parties were to default and no recovery could be made, is $4.8 million, plus related interest, which include loans with a 20% fixed rate or a 20% variable APR. The obligations behind these guarantees are all expected to be paid during 2026.

Health Plan Obligations

The Company maintains a partially self-funded, level-funded health plan for employees. Monthly charges consist of fixed Claims Funding and Premium/Admin/Stop-Loss fees, which are recorded as expense when billed. Claims are paid by the plan administrator from the funded account, and the Company is not responsible for claims exceeding stop-loss coverage. Due to the plan's design, no additional liability for unpaid or incurred-but-not-reported claims has been recorded.

Class C Common Stock Contractual Adjustment

During 2023, one of the Company's investors purchased 2,829,934 shares of its Class A Common Stock. As part of the agreement, the total shares purchased would be adjusted to 4,508,813 shares of Class A Common Stock if each of the below events occurred::

1. If gross revenues of the Company in 2023, 2024 or 2025 was less than $100.0 million; and

2. If a material and adverse change occurs to one of the Company's distribution agreements that results in a reduction in revenue of at least 20.0% relative to the revenue that would have otherwise been entitled if not for the material change.

During 2025, the Company determined that both of these triggering events had occurred, and the additional shares have been issued and recorded.

14. Stock-Based Compensation

At December 31, 2025, the Company had the following stock-based employee compensation plans:

Equity Incentive Plans

The Company's 2014 Stock Incentive Plan, originally approved in 2014, was amended and restated in each of August 2016, July 2020, and February 2021 (the "2014 Stock Incentive Plan"), The 2014 Stock Incentive Plan provided for the grant of incentive stock options, nonqualified stock options, stock appreciation rights and shares of restricted stock. In October 2023, the Company adopted the 2023

Stock Incentive Plan (the "2023 Stock Incentive Plan") and no further awards were granted under the 2014 Stock Incentive Plan. The 2023 Stock Incentive Plan reserved a total of 30,898,918 shares of the Company's Class B Common Stock for issuance thereunder and subject to the condition that the total number of shares issued thereunder, and along with the 2014 Stock Incentive Plan, shall not exceed 16.5% of the fully diluted outstanding shares of the Company's Common Stock.

The Company adopted a Performance Equity Plan (the " 2023 Performance Equity Plan") in October 2023. This plan provided for the grant of incentive stock options, nonqualified stock options, stock appreciation rights and shares of restricted stock to certain of its employees, directors and consultants. Awards made under the 2023 Performance Equity Plan are subject to certain performance vesting criteria based on either (i) the Company's stock price, as quoted on a publicly traded market or stock exchange, being equal to or greater than certain prices or (ii) the Company having at least two consecutive independent stock price valuations completed on its Common Stock (and approved by the Board) that value the Company's Common Stock at a price equal to or higher than the vesting stock price applicable to the award.

In September 2025, the Company adopted the 2025 Long-Term Incentive Plan, which serves as the successor to the 2023 Stock Incentive Plan and the 2023 Performance Equity Plan (the "Prior Plans"). Upon the effectiveness of the 2025 Long-Term Incentive plan, no further awards will be granted under the Prior Plans, and all future equity incentive awards, including any issuances of shares, will be made exclusively under the 2025 Long-Term Incentive Plan. Outstanding awards previously granted under the Prior Plans will continue to vest and be settled in accordance with their original terms, but no new shares will be issued pursuant to new grants under the Prior Plans.

The 2025 Long-Term Incentive Plan provides for the grant of options and full value awards such as service condition restricted stock units ("Restricted Stock Units") and performance stock units ("Performance Stock Units" and together, "Restricted Stock Awards"). All new share-based awards, including performance-based awards, will be issued under this plan. The 2025 Long-Term Incentive Plan authorizes the issuance of up to 17,318,618 shares of common stock, plus the rollover shares from the Prior Plans. This limit will automatically increase on January 1 of each year, commencing on January 1 of the year following the year in which the Effective Date occurs and ending on (and including) January 1, 2034, in an amount equal to 3% of the total number of shares of Stock outstanding on the date that the 2025 Long-Term Incentive Plan is adopted.

As of December 31, 2025, options granted for 64,286 shares of Class A Common Stock, Restricted Stock Units for 1,294,678 shares of Class A Common Stock, and Performance Stock Units for 458,225 shares of Class A Common Stock, had been issued as part of the 2025 Long-Term Incentive Plan, with 15,501,429 shares of Class A Common Stock remaining available for issuance.

As of December 31, 2025, options granted for 14,460,257 shares of Class A Common Stock had been issued as part of the 2023 Performance Equity Plan, with no shares remaining available for issuance. As of December 31, 2024, options granted for 11,903,954 shares of Class A Common Stock had been issued as part of the 2023 Performance Equity Plan, with 3,063,781 shares of Class A Common Stock remaining available for issuance. These options typically have a contractual life of ten years.

As of December 31, 2025, options granted for 17,433,248 shares of Class B Common Stock had been issued as part of the 2023 Stock Incentive Plan and the 2014 Stock Incentive Plan, with no shares remaining available for issuance. As of December 31, 2024, options granted for 14,800,928 shares of Class B Common Stock had been issued as part of the 2023 Stock Incentive Plan and the 2014 Stock Incentive Plan. Generally, 25.0% of these options vest on the one-year anniversary of the vesting commencement date, and 1/36 of the remaining options vest each month thereafter. The options typically have a contractual life of ten years.

Stock Options

The following sets forth the outstanding stock options and related activity for the years ended December 31, 2025, 2024 and 2023:

	Number of Options	Weighted Average Exercise Price Per Share
Outstanding as of January 1, 2023	12,452,059	$ 0.99
Granted	9,433,027	2.66
Exercised	(1,059,092)	0.23
Forfeited	(1,019,843)	2.19
Outstanding as of December 31, 2023	19,806,151	1.77
Granted	10,834,416	4.38
Exercised	(1,057,562)	0.59
Forfeited	(2,878,374)	2.93
Outstanding as of December 31, 2024	26,704,631	2.75
Granted	7,015,437	6.53
Exercised	(926,752)	0.76
Forfeited	(835,525)	3.73
Outstanding as of December 31, 2025	31,957,791	3.61

The following summarizes information about stock options outstanding as of December 31, 2025:

Number of Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable	Weighted Average Exercise Price
2,355,749	3.75	$ 0.06	2,355,749	$ 0.06
180,095	0.57	0.16	180,095	0.16
1,292,437	5.21	0.64	1,292,437	0.64
2,046,810	5.62	1.62	2,046,810	1.62
891,766	5.84	1.67	891,766	1.67
1,244,200	6.72	2.24	1,211,314	2.24
11,571,858	7.93	2.66	2,004,013	2.66
64,286	9.89	5.18	—	5.18
5,474,401	8.70	5.66	395,497	5.66
4,774,639	9.29	6.13	439,289	6.13
1,620,708	9.58	7.29	82,315	7.29
440,842	9.68	8.23	—	8.23
31,957,791	7.66	3.61	10,899,285	1.78

The fair value of each service condition stock option was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions as of December 31:

	2025	2024	2023
Risk-free interest rate	3.65 - 4.35 %	3.43 - 4.68 %	3.63 - 4.86 %
Expected stock price volatility	49.2 - 50.0 %	50.0 %	50.0 %
Expected dividend yield	0.0 %	0.0 %	0.0 %
Expected life of options	3.8 - 6.0 years	5 - 10 years	5 years

The fair value of each performance-based stock award, both options and Performance Stock Units, granted was estimated on the date of grant using the Monte-Carlo option-pricing model with the following assumptions as of December 31:

	2025	2024	2023
Risk-free interest rate	4.13 - 4.47 %	3.65 - 4.26 %	4.81 %
Expected stock price volatility	46.8 - 49.2 %	46 - 48 %	46 %
Expected dividend yield	0.0 %	0.0 %	0.0 %
Expected life of options	3.6 - 6.3 years	4.2 - 7.7 years	6.8 - 7.9 years

As of December 31, 2025, 2024 and 2023, the aggregate intrinsic value of options outstanding was $52.1 million, $77.7 million and $17.7 million, respectively. As of December 31, 2025, 2024, and 2023, the aggregate intrinsic value of options exercisable was $32.8 million, $44.4 million and $15.5 million, respectively.

Expected option lives and volatilities were based on historical data of the Company and comparable companies in the industry. The risk-free interest rate was calculated using similar rates published by the Federal Reserve. The Company has no plans to declare any future dividends.

Restricted Stock Awards

Nonvested Restricted Stock Units as of December 31, 2025 and changes during the year ended December 31, 2025 were as follows:

	Number of Shares	Weighted-average Grant Date Fair Value
Nonvested at December 31, 2024	—	$ —
Granted	1,294,678	5.82
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2025	1,294,678	$ 5.82

The Company estimates the grant-date fair value of Restricted Stock Units based on the closing price of the Company's common stock on the date of grant.

Nonvested Performance Stock Units as of December 31, 2025 and changes during the year ended December 31, 2025 were as follows:

	Number of Shares	Weighted-average Grant Date Fair Value
Nonvested at December 31, 2024	—	$ —
Granted	458,225	3.16
Vested	—	—
Forfeited	—	—
Nonvested at December 31, 2025	458,225	$ 3.16

Stock-Based Compensation

Stock-based compensation expense is recognized on a straight-line basis, except for performance-based awards for which expense is recorded each period for the estimated expense associated with the projected achievement of the performance-based targets. The following table shows share-based compensation expense and the related income tax impact included in the Consolidated Statements of Operations for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Stock-based compensation expense	$ 9,666,985	$ 3,641,940	$ 1,031,656
Total income tax impact on provision	(726,335)	(415,078)	300,838

As of December 31, 2025, there was $36.8 million of unrecognized stock-based compensation expense related to nonvested stock option awards. That cost is expected to be recognized over a weighted-average period of 4.8 years. As of December 31, 2025, there was $8.6 million of unrecognized stock-based compensation expense related to nonvested Restricted Stock Awards. That cost is expected to be recognized over a weighted-average period of 3.3 years. The Company recognizes forfeitures as they occur.

15. Common Stock

The Company has authorized Common Stock consisting of 700,000,000 shares, of which 500,000,000 shares have been designated as Class A Common Stock and 200,000,000 have been designated as Class B Common Stock. The Company has also authorized preferred stock consisting of 1,000,000, par value $0.0001 per share.

Voting Rights

Each outstanding share of Class A Common Stock is entitled to one vote and each outstanding share of Class B Common Stock is entitled to ten votes.

Liquidation Rights

The holders of shares of Common Stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of shares of Common Stock, on a pro-rata basis, according to the number of shares of Common Stock held by them.

Dividends

Dividends may be paid on the outstanding shares of Common Stock as and when declared by the Board, out of funds legally available.

Identical Rights

Holders of shares of Common Stock shall have the same rights and privileges and rank equally with, and have identical rights and privileges as, holders of all other shares of Common Stock, except with regard to voting rights as provided above.

Voluntary Conversion into Class A Common Stock

Each one share of Class B Common Stock shall be convertible into one share of Class A Common Stock at the option of the holder at any time.

Warrant Offerings

In May 2025, the Company entered into a note and warrant purchase agreement with an unaffiliated third party, providing for the private placement of a subordinated convertible promissory note with a principal balance of $5.0 million and warrant to purchase 163,322 shares of the Company's Class A Common Stock with an exercise price of $6.13 per share. In September 2025, Steve Sarowitz, who is the controlling person of this unaffiliated third party, became a member of the Company's board of directors. See *Note 9, Debt* for additional details.

In September 2025, the Company entered into two notes and warrant purchase agreements with unaffiliated third parties, providing for the private placement of notes with a total principal balance of $40.0 million and warrants to purchase 1,462,682 shares of the Company's Class A common stock with an exercise price per share of $7.29. As part of the initial draw, the lenders received warrants to purchase 585,072 shares of the Company's Class A common stock. See *Note 9, Debt* for additional details.

The Company determined that the outstanding warrants meet the criteria for equity classification. Therefore, the warrants are recorded as a component of additional paid-in capital on the consolidated statements of stockholders' equity at the time of issuance. The fair value of the warrants were estimated using the Black-Scholes option pricing model at the time of issuance and will not be remeasured throughout their life, pursuant to ASC 470.

For more information regarding the note and warrant purchase agreements, refer to *Note 9, Debt.*

Loss per Share

The following table represents the Company's loss per share for the year ended December 31:

		Year Ended			
	2025		2024		2023
Numerator:					
Net income (loss) attributable to controlling interests	$ (170,478,642)	$	(88,273,377)	$	13,364,747
Denominator:					
Weighted average basic shares outstanding	155,250,925		137,994,383		132,562,285
Effect of dilutive shares	—		—		7,310,871
Weighted average diluted shares	155,250,925		137,994,383		139,873,156
Basic loss per share	$ (1.098)	$	(0.640)	$	0.101
Diluted loss per share	$ (1.098)	$	(0.640)	$	0.096

Basic loss per share includes no dilution and is computed by dividing net income available to common stockholders by the weighted average common shares outstanding for the period. Diluted loss per share is calculated similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the common shares were dilutive. Common shares were anti-dilutive in periods where the Company's performance resulted in a net loss.

The following table sets forth the outstanding potentially dilutive securities that have been excluded in the calculation of diluted loss per share as their inclusion would be anti-dilutive, for the years ended December 31:

	Year Ended	
	2025	2024
Stock options to purchase common stock	31,957,791	26,704,631
Unvested restricted stock awards	1,752,903	—
Convertible securities to acquire common stock	901,495	—
Warrants to purchase common stock	748,394	—
Total outstanding potentially dilutive securities	35,360,583	26,704,631

16. Income Taxes

The components of the provision (benefit) for income taxes, net are as follows for the years ended December 31:

	2025		2024		2023
U.S. Federal:					
Current	$ —	$	(251,837)	$	1,098,349
Deferred	—		3,219,201		(3,219,201)
Total	—		2,967,364		(2,120,852)
U.S. State:					
Current	—		(213,880)		204,535
Deferred	—		781,118		(781,118)
Total	—		567,238		(576,583)
Provision (benefit) for income taxes, net	$ —	$	3,534,602	$	(2,697,435)

The following table presents the differences between the Company's income tax provision and the amounts computed at the federal statutory income tax rate, on both a dollar and percentage basis, for the years ended December 31:

	2025		2024		2023	
Federal income tax at statutory rates	$ (35,778,212)	(21.00)%	$ (17,831,284)	(21.00)%	$ 2,208,285	21.00 %
State and local income taxes [1]	(5,438,581)	(3.19)	(2,952,104)	(3.48)	(77,872)	(0.74)
Foreign tax effects	—	—	—	—	—	—
Effect of changes in tax laws or rates enacted in the current period	—	—	—	—	—	—
Effect of cross-border tax laws	—	—	—	—	—	—
Tax Credits		—				
Research and development tax credits	(463,368)	(0.27)	(789,620)	(0.93)	(541,837)	(5.15)
other credits	—	—	—	—	—	—
Change in valuation allowance	36,408,877	21.36	25,861,296	30.46	(2,348,227)	(22.33)
Nontaxable or nondeductible items		—				
Share-based payment awards	726,433	0.43	179,732	0.21	(192,026)	(1.83)
Transaction Costs	1,114,854	0.65	—	—	—	—
Changes in unrecognized tax benefits	—	—	—	—	—	—
Adoption of ASU 2025-06	3,130,425	1.84	(343,482)	(0.40)	(1,033,267)	(9.83)
Other adjustments	299,572	0.18	(589,936)	(0.69)	(712,491)	(6.78)
	$ —	(0.00)%	$ 3,534,602	4.17 %	$ (2,697,435)	(25.66)%

(1) The State of Utah contributes to the majority (greater than 50%) of the tax effect in this category.

Significant components of the Company's net deferred income tax assets, which are included in other long-term assets on the consolidated balance sheets, are as follows as of December 31:

	2025	2024	2023
Net operating loss carryforwards	$ 56,183,299	$ 18,872,026	$ —
Research and development	1,568,124	5,564,482	3,787,461
Digital asset impairment	1,929,027	1,491,329	1,920,228
Research and development credits	603,571	1,180,635	229,867
Depreciation and amortization	316,891	(190,587)	(330,698)
Impairment of equity investment	243,795	243,557	—
Accruals and reserves	2,356,927	(310,990)	(554,006)
Deferred gain on sale	(931,462)	(989,156)	(1,052,533)
Valuation allowance	(62,270,172)	(25,861,296)	—
	$ —	$ —	$ 4,000,319

As of December 31, 2025, the Company had net operating loss ("NOL") carryforwards available to offset future taxable income, of approximately $230.2 million. The utilization of the NOL carryforwards is subject to annual limitations under Section 382 of the Internal Revenue Code of 1986, as amended. Section 382 imposes limitations on a corporation's ability to utilize its NOL carryforwards if it experiences an "ownership change." In general terms, an ownership change results from transactions increasing the ownership of certain stockholders in the stock of a corporation by more than 50.0% over a three-year period.

The total cash paid for income taxes (net of refunds) is composed of the following, for the years ended December 31:

	2025	2024	2023
U.S. federal	$ (312,019)	$ 985,085	$ 1,500
State*	18,962	16,355	20,708
Total cash paid for income taxes (net of refunds)	$ (293,057)	$ 1,001,440	$ 22,208

*Some jurisdictions met the 5% disaggregation threshold; however, the related amounts were immaterial.

The Company has concluded that there are no significant uncertain tax positions requiring disclosure.

17. Related-Party Transactions

The Company has a marketing services contract with an entity owned by one or more of the Company's directors, officers and stockholders. During the years ended December 31, 2025, 2024 and 2023, the Company incurred expenses of $0.6 million, $0.5 million and $1.0 million, respectively, to the related party for marketing services.

In July 2021, the Company purchased a 50.0% interest in the entity that owns the building in which the Company leases its office space from. Lease payments made to the related party were $0.5 million for the years ended December 31, 2025, 2024 and 2023.

In February 2024, the Company entered into a revolving P&A loan agreement with Angel P&A, LLC, a Delaware limited liability company ("Angel P&A") that is 100.0% owned by one or more of the Company's directors, officers, and stockholders. Angel P&A was set up for the specific purpose of raising P&A funds for the Company to use for upcoming theatrical releases, in exchange for revenue participation rights of the films. The revenue participation rights allow Angel P&A the right to receive an amount not to exceed 110.0% (initial investment plus a 10.0% return) of their invested amount. Angel P&A has priority on the cash receipts to the Company of the particular film they invested in and shall be paid in full before any other claims, with the exception of money raised under Regulation A of Section 3(6) of the Securities Act, for P&A (if any) which would take first priority, from the film are paid. When Angel P&A receives the repayment on these notes, the interest portion is distributed to the institutional investors and the original investment can either remain at Angel P&A for additional P&A loans needed by the Company or be returned to the institutional investors until the Company has further need of the funds. The commitment period between Angel P&A and the Company, and between Angel P&A and the investors, lasts through February 2027. Angel P&A has no employees and is not anticipated to incur any operating expenses. The maturity on the loans are typically due between 80 – 120 days from the individual draw. As of December 31, 2025 and December 31, 2024, the total outstanding balance of revolving P&A loans is $53.5 million and $8.2 million, respectively.

In May 2025, the Company entered into a note and warrant purchase agreement with an unaffiliated third party, providing for the private placement of a subordinated convertible promissory note. In September 2025, Steve Sarowitz, who is the controlling person of this unaffiliated third party, became a member of the Company's board of directors. See Note 9, *Debt* for additional details.

On October 22, 2025, the Company's Board of Directors voted to increase the size of the Board from five to seven directors. One of the new members of the Board is Benton Crane, who is an executive producer and board member at Black Autumn Snow LLC, the creator of the Homestead film and television series, and Tuttle Twins Show LLC. The Company has a distribution agreement with the Homestead film and series resulting in payments for the years ended December 31, 2025, 2024 and 2023 of $6.5 million, $0.2 million, and $0.0 million. Total payments, including royalties, paid to the Tuttle Twins Show LLC, for the years ended December 31, 2025, 2024 and 2023, were $3.9 million, $4.4 million, and $1.0 million, respectively. See *Note 13, Commitments and Contingencies*, for more information.

18. Subsequent Events

Loan and Security Agreement with Warrant Offering
In September 2025, The Company entered into a loan and security agreement with certain lenders, which provides up to $100.0 million term loan with a delayed draw feature, which is composed of four committed tranches: (i) the first tranche in an aggregate principal amount of $40.0 million, which was funded on the closing date; (ii) the second tranche in an aggregate principal amount equal to $20.0 million, which may be drawn on or prior to June 30, 2026; (iii) the third tranche in an aggregate principal amount equal to $20.0 million, which may be drawn on or prior to December 31, 2026 and (iv) the fourth tranche in an aggregate principal amount equal to $20.0 million, which may be drawn on or prior to June 30, 2027.

In February 2026, the second tranche, for an aggregate principal amount equal to $20.0 million. As part of the second tranche draw, the lenders received warrants to purchase 292,537 shares of the Company's Class A common stock with an exercise price of $7.29 per share.

EXECUTIVE OFFICERS

Neal Harmon
Chief Executive Officer and Chairman of the Board

Jeffrey Harmon
Chief Content Officer

Jordan Harmon
President

Elizabeth Ellis
Chief Operating Officer

Scott Klossner
Chief Financial Officer and Treasurer

Glen Nickle
Chief Legal Officer and Corporate Secretary

BOARD OF DIRECTORS

Benton Crane
Co-Founder & Chief Executive Officer 10 TON Productions

Robert C. Gay
Founder and Chairman Kensington Capital Holdings

Katie Liljenquist
Associate Instructor University of Utah David Eccles School of Business

Steve Sarowitz
Founder & Director Paylocity Holding Corporation (Nasdaq: PCTY)

LISTING

Our Class A Common Stock is listed on the New York Stock Exchange under the ticker symbol "ANGX."

TRANSFER AGENT AND REGISTRAR

Continental Stock Transfer & Trust Company
1 State Street 30th Floor
New York, NY 10004
www.continentalstock.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Tanner LLP

LEGAL COUNSEL

Mayer Brown LLP

ANNUAL GENERAL MEETING

The Annual General Meeting of Shareholders will be held on May 21, 2026, at 11:00 a.m. Mountain Time.

You may attend virtually at:
https://event.accessnewswire.com/angx-2025

FORM 10-K

A copy of our Form 10-K filed with the Securities and Exchange Commission (SEC) will be made available to all shareholders at no charge upon written request to Glen Nickle, Chief Legal Officer, at 295 W Center St, Provo, UT 84601.

The Form 10-K also can be accessed through the SEC website at www.sec.gov, or through our Investor website at https://ir.angel.com/sec-filings/

